Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: January 15, 2016

January 15, 2016

Press Release

Ahold and Delhaize announce filing of Joint Merger Proposal

Zaandam, the Netherlands– Ahold and Delhaize Group today announced the filing of the common draft terms of the cross-border merger (the Joint Merger Proposal).

Delhaize today filed the Joint Merger Proposal at the Brussels Commercial Court. This is one of the required steps ahead of convening the companies’ respective Extraordinary General Meetings of shareholders, which are expected to take place in the first half of 2016.

The Joint Merger Proposal, together with the draft Articles of Association of the future combined company, are available at www.adcombined.com, www.ahold.com and www.delhaizegroup.com.

On June 24, 2015, Ahold and Delhaize Group announced their intention to merge, creating an international retailer with a portfolio of strong, trusted local brands and more than 375,000 associates serving more than 50 million customers each week in the United States and Europe.

The transaction is expected to be completed mid-2016, following associate consultation procedures, shareholder approval and regulatory clearances.

2016/01

Cautionary notice

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Press Office: +31 88 659 5343 Investor Relations: +31 88 659 5213 www.ahold.com	Page 1/1

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COMMON DRAFT TERMS

OF THE

CROSS-BORDER MERGER

PROJET COMMUN DE FUSION

TRANSFRONTALIERE

GEMEENSCHAPPELIJK

VOORSTEL VOOR DE GRENSOVERSCHRIJDENDE

FUSIE

between / entre / tussen

Delhaize Group NV/SA

and / et / en

Koninklijke Ahold N.V.

18 December / décembre / december 2015

TABLE OF CONTENTS / TABLE DES MATIÈRES / INHOUDSTAFEL

Part 1	English language Merger Proposal
Partie 1	Version anglaise du Projet de Fusion
Deel 1	Engelstalige versie van het Fusievoorstel

Part 2	French language Merger Proposal
Partie 2	Version française du Projet de Fusion
Deel 2	Franstalige versie van het Fusievoorstel

Part 3	Dutch language merger proposal
Partie 3	Version néerlandaise du Projet de Fusion
Deel 3	Nederlandstalige versie van het Fusievoorstel

Part 4	Schedules
Partie 4	Annexes
Deel 4	Bijlagen

Part 1 / Partie 1 / Deel 1

COMMON DRAFT TERMS OF THE CROSS-BORDER MERGER

(the “Merger Proposal”)

DRAWN UP BY:

(1)	The board of directors of Delhaize Group NV/SA, a public limited liability company incorporated under the laws of Belgium (naamloze vennootschap/société anonyme), having its registered office at Osseghemstraat 53, 1080 Sint-Jans-Molenbeek (Brussels), Belgium, registered in the Commercial Register (RLE) of Brussels under number 0402.206.045, which company is hereinafter referred to as “Delhaize”; and

(2)	The management board of Koninklijke Ahold N.V., a public limited liability company incorporated under the laws of the Netherlands (naamloze vennootschap), having its statutory seat (statutaire zetel) in Zaandam (municipality of Zaanstad), the Netherlands, and its registered office at Provincialeweg 11, 1506 MA Zaandam, the Netherlands, registered with the Dutch Trade Register of the Chamber of Commerce under number 35000363, which company is hereinafter referred to as “Ahold”.

Delhaize and Ahold are hereinafter jointly referred to as the “Merging Companies” and each of them also as a “Merging Company”.

WHEREAS:

(A)	On 24 June 2015, Delhaize and Ahold entered into a merger agreement in respect of a strategic combination of their businesses (the “Merger Agreement”). It is intended that this combination will be achieved by means of a cross-border merger of Delhaize into Ahold pursuant to Directive 2005/56/EC of the European Parliament and the Council of the European Union of 26 October 2005 on cross-border mergers of limited liability companies (as amended), as implemented in the Netherlands in Part 7, Sections 2, 3 and 3A of Book 2 of the DCC (as defined hereinafter) and in Belgium in Title Vbis of Book XI (Articles 772/1 to 772/14) of the BCC (as defined hereinafter) (the “Merger”).

(B)	In the Merger, Delhaize will be the disappearing entity and Ahold will be the surviving entity.

(C)	This Merger Proposal sets out the terms of the Merger in accordance with Sections 2:312, 2:326 and 2:333d of the DCC and Article 772/6 of the BCC.

MERGER PROPOSAL:

1	Definitions

In this Merger Proposal, the following terms shall have the following meanings, unless the context otherwise requires:

“Accounting Date” shall have the meaning ascribed to it in Section 9.1;

“ADSs” means American depositary shares (as evidenced by American depositary receipts);

“AFM” means the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten);

“Ahold ADSs” means the ADSs of Ahold;

“Ahold Capital Return” shall have the meaning ascribed to it in Section 6.5.3;

“Ahold Foundation” shall have the meaning ascribed to it in Section 4.3.1;

“Ahold Foundation Call Option” shall have the meaning ascribed to it in Section 5.2;

“Ahold Group” means Ahold and its subsidiaries;

“Ahold Ordinary Shares” means ordinary shares of Ahold with a nominal value of EUR 0.01 each;

“Ahold Required Resolutions” shall have the meaning ascribed to it in Section 4.1.1;

“BCC” means the Belgian Companies Code (Wetboek van vennootschappen);

“Belgian Bonds” shall have the meaning ascribed to it in Section 11.4.2(i);

“Board of Directors” means the board of directors of Delhaize;

“Boards of the Merging Companies” means the Board of Directors and the Management Board;

“Closing” or “Closing Date” means the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border Merger;

“Combined Company” means the entity that will exist after completion of the Merger;

“Conditions Precedent” means the conditions precedent set forth in Sections 4.1, 4.2 and 4.3;

“Conversion” shall have the meaning ascribed to it in Section 2.2;

“Converted PSU” shall have the meaning ascribed to it in subsection (a) of Section 2 of Schedule 1;

“DCC” means the Dutch Civil Code (Burgerlijk Wetboek);

“Delhaize ADSs” means the outstanding ADSs of Delhaize;

“Delhaize ADS Holders” means the holders of Delhaize ADSs;

“Delhaize ADS Ratio” shall have the meaning ascribed to it in Section 6.1.2(iv);

“Delhaize ADS Value” means the last reported sale price of Delhaize ADSs on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Delhaize and Ahold) on the last complete trading day prior to the date of the Effective Time;

“Delhaize Equity Awards” means, collectively, the Delhaize EU Options, the Delhaize EU PSUs, the Delhaize U.S. Options and the Delhaize U.S. RSUs/PSUs;

“Delhaize EU Incentive Plans” means the Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies and the Delhaize Group 2014 European Performance Stock Unit Plan;

“Delhaize EU Option” means an option to purchase a Delhaize Ordinary Share, granted pursuant to the Delhaize EU Incentive Plans;

“Delhaize EU PSU” means a restricted stock unit award subject to performance conditions with respect to Delhaize Ordinary Shares granted pursuant to the Delhaize EU Incentive Plans;

“Delhaize EU PSU Amount” means, with respect to each Delhaize EU PSU, the sum of:

(i)	the product of (A) the number of Delhaize Ordinary Shares subject to the applicable Delhaize EU PSU, based on the actual achievement of applicable performance conditions through the end of the calendar year immediately preceding the year in which the Effective Time occurs (as reasonably determined by the Board of Directors (or, if appropriate, any committee thereof administering the Delhaize Incentive Plans) prior to the Effective Time) multiplied by (B) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period completed prior to the calendar year in which the Effective Time occurs and the denominator of which is the total number of years in such performance-based vesting period, and

(ii)	the product of (a) the number of Delhaize Ordinary Shares subject to such Delhaize EU PSU, based on target-level achievement of applicable performance conditions multiplied by (b) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period that have not been completed as of the calendar year in which the Effective Time occurs and the denominator of which is the total number of years in such performance-based vesting period;

“Delhaize Group” means Delhaize and its subsidiaries;

“Delhaize Incentive Plans” means the Delhaize EU Incentive Plans together with the Delhaize U.S. Incentive Plans;

“Delhaize Ordinary Shares” means ordinary shares without nominal value of Delhaize;

“Delhaize Shareholders” means the holders of Delhaize Ordinary Shares;

“Delhaize U.S. Incentive Plans” means the Delhaize America, LLC 2012 Restricted Stock Unit Plan, effective 24 May 2012, and the Delhaize Group 2012 U.S. Stock Incentive Plan, effective 24 May 2012;

“Delhaize U.S. Option” means an option, in the form of a warrant, to purchase a Delhaize ADS, granted pursuant to the Delhaize U.S. Incentive Plans;

“Delhaize U.S. RSU/PSU” means a restricted stock unit with respect to Delhaize ADSs, whether or not subject to performance vesting conditions, granted pursuant to the Delhaize U.S. Incentive Plans;

“Deloitte” means Deloitte Bedrijfsrevisoren/Reviseurs d’Entreprises BCVBA/CSCRL;

“Demerger” shall have the meaning ascribed to it in Section 2.2;

“Demerger Proposal” shall have the meaning ascribed to it in Section 2.2;

“Effective Time” shall have the meaning ascribed to it in Section 2.1;

“Employee Participation” shall have the meaning ascribed to it in Article 1:1 of the RWER Law;

“Exchange Ratio” shall have the meaning ascribed to it in Section 5.3.1;

“Hive-Down” shall have the meaning ascribed to it in Section 2.2;

“Management Board” means the management board of Ahold;

“Material Adverse Effect” on Delhaize or Ahold means any change, event or development that, individually or taken together with all such other changes, events or developments, has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of either the Ahold Group or the Delhaize Group, as applicable, provided that the following shall not be considered in determining whether a Material Adverse Effect has occurred:

(i)	any change, event or development generally affecting the industries in which the Ahold Group or the Delhaize Group, respectively, operate, or any change, event or development in general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the Netherlands, Belgium, Great Britain, Greece, the United States or any other jurisdiction, in each case except to the extent that such change, event or development affects the Ahold Group or the Delhaize Group, respectively, in a materially disproportionate manner relative to other businesses operating in the relevant geographic area and in the industries in which the Ahold Group or the Delhaize Group, respectively, operates;

(ii)	any change, event or development to the extent resulting from the execution and delivery of the Merger Agreement or the public announcement, pendency or consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, including shareholder litigation and the impact of such changes or developments on the relationships, contractual or otherwise, of such party or any of its subsidiaries with employees, labor unions, clients, customers, suppliers or partners;

(iii)	any change, event or development to the extent resulting from any failure of the Ahold Group or the Delhaize Group, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect, if such facts and circumstances are not otherwise described in paragraphs (i), (ii) or (v) through paragraph (viii) of this definition);

(iv)	any change, in and of itself, in the market price, credit rating (with respect to Ahold, Delhaize or their respective securities) or trading volume of their respective securities (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect if such facts and circumstances are not otherwise described in paragraphs (i), (ii) or (v) through paragraph (viii) of this definition);

(v)	any change, or proposed change, after the date of the Merger Agreement, in applicable rules, GAAP or IFRS (or, in each case, authoritative interpretation thereof);

(vi)	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the Merger Agreement, except to the extent that such change, event or development affects the Ahold Group or the Delhaize Group, respectively, in a materially disproportionate manner relative to other businesses operating in the relevant geographic area and in the industries in which the Ahold Group or the Delhaize Group, respectively, operates;

(vii)	any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent that such change, event or development affects the Ahold Group or the Delhaize Group, respectively, in a materially disproportionate manner relative to other businesses operating in the relevant geographic area and in the industries in which the Ahold Group or the Delhaize Group, respectively, operates; or

(viii)	any change, event or development to the extent resulting from any action by any member of the Ahold Group or the Delhaize Group, respectively, that is expressly required to be taken by the Merger Agreement;

“Merger” shall have the meaning ascribed to it in recital (A);

“Merger Agreement” shall have the meaning ascribed to it in recital (A);

“Merger Proposal” means these common draft terms of cross-border Merger between Delhaize, as disappearing company, and Ahold, as surviving company;

“NewDelhaize” shall have the meaning ascribed to it in Section 2.2;

“Per ADS Merger Consideration” shall have the meaning ascribed to it in Section 6.1.2(iv);

“PwC” means PricewaterhouseCoopers Accountants N.V.;

“Relevant Competition Clearances” means: (i) the expiration or termination of the applicable waiting period(s) under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any extension thereof, and all applicable rules and regulations thereunder; (ii) a decision under applicable EU antitrust regulations declaring the Merger compatible with the common market or, if such decision has been referred (in whole or in part) to a national antitrust authority of an EU member state, the requisite clearance by such national antitrust authority under its applicable antitrust laws; (iii) a decision under applicable Serbian antitrust laws allowing the Merger and/or declaring that the Merger does not considerably restrict, distort or prevent competition on the market of the Republic of Serbia as a whole or in a relevant part thereof; and (iv) a decision under applicable antitrust laws of the Republic of Montenegro allowing the Merger and/or declaring that the Merger does not considerably restrict, distort or prevent competition on the market of the Republic of Montenegro as a whole or in a relevant part thereof;

“RWER Law” shall have the meaning ascribed to it in Section 11.1.1;

“Supervisory Board” means the supervisory board of Ahold;

“Tax Merger Ruling” shall have the meaning ascribed to it in Section 4.1.10;

“Tax Neutral” means that the Merger shall qualify as a “merger” within the meaning of Article 210, §1, 1° of the Belgian Income Tax Code of 1992 and shall benefit from: (i) the corporate income tax rollover regime provided for by Articles 211 and 229, §4 of the Belgian Income Tax Code; (ii) the transfer tax exemption provided for by Article 117, §1 of the Belgian code on registration duties of 30 November 1939; (iii) the rollover regime provided for by Article 45, §1 of the Belgian Income Tax Code; and (iv) the VAT regime provided for by Articles 11 and 18, §3 of the Belgian VAT Code of 3 July 1969; and

“U.S. Bonds” shall have the meaning ascribed to it in Section 11.4.2(ii).

2	Merger

2.1	Merger

Subject to the terms and conditions set forth in this Merger Proposal, the Boards of the Merging Companies propose to effectuate the Merger, as a result of which:

2.1.1	all the assets and liabilities (vermogen) and legal relationships of Delhaize shall be transferred to Ahold under universal succession of title (overgang onder algemene titel) such that Ahold will automatically substitute in all the rights and obligations of Delhaize;

2.1.2	the Delhaize Shareholders and/or Delhaize ADS Holders shall become shareholders of Ahold and/or holders of Ahold ADSs; and

2.1.3	Delhaize shall be dissolved without going into liquidation and shall thus cease to exist.

The Merger will be effective at 00:00 a.m. Central European Time on the first day after the day of the Closing (the “Effective Time”). As from the Effective Time, Ahold will establish a branch in Belgium and will allocate to that branch all assets and liabilities and legal relationships held by Delhaize prior to the Effective Time and carry on through that branch the business activities which were conducted by Delhaize prior to the Effective Time.

2.2	Post-Merger Hive-Down

As soon as practically possible after the consummation of the Merger, the Combined Company intends to effect a legal demerger (afsplitsing) (the “Demerger”). Ahold will in accordance with Dutch law publish a demerger proposal (splitsingsvoorstel) for the purpose of the Demerger (the “Demerger Proposal”).

Pursuant to the Demerger, the assets and liabilities of (the former) Delhaize will be transferred to a wholly owned Dutch subsidiary of the Combined Company which will be incorporated at the occasion and by virtue of the Demerger (“NewDelhaize”). The Management Board intends to resolve to effect the Demerger in accordance with Section 2:334ff of the DCC and the Demerger Proposal.

To change the Dutch nationality of NewDelhaize, the Combined Company intends to, following the Demerger, have NewDelhaize’s seat transferred (zetel verplaatsing) to Belgium through a conversion of NewDelhaize into a Belgian partnership limited by shares (commanditaire vennootschap op aandelen/société en commandite par actions) (the “Conversion”). After the Conversion, the operations of (the former) Delhaize will be conducted through NewDelhaize directly instead of a Belgian branch.

The Combined Company will seek to implement the Conversion as soon as practicable after the Demerger. The Conversion is subject to (i) a corporate approval process at the Combined Company and NewDelhaize, and (ii) completion of certain procedural aspects under applicable law. As regards (ii), NewDelhaize will, among other things, prepare and publish a separate conversion proposal (omzettingsvoorstel) that will be made available in accordance with applicable law.

The restructuring contemplated by the combination of the Demerger and the Conversion is referred to as the “Hive-Down”.

3	Form, legal name, registered office, statutory seat and corporate purpose of Ahold and Delhaize

3.1	The form, legal name, registered office, statutory seat and corporate purpose of Ahold are as follows and, except for the legal name, will not be amended in connection with the Merger:

3.1.1	Form: public limited liability company incorporated under the laws of the Netherlands (naamloze vennootschap).

3.1.2	Legal name: Koninklijke Ahold N.V. It is proposed that the legal name of Ahold will change into “Koninklijke Ahold Delhaize N.V.” at the Effective Time. This legal name is subject to Ahold’s request to His Majesty The King of the Netherlands to confirm (bestendigen) Ahold’s predicate ‘Koninklijke’ being honored. In the absence of such confirmation, it is proposed that the legal name of Ahold will change into “Ahold Delhaize N.V.” at the Effective Time.

3.1.3	Registered office: Provincialeweg 11, 1506 MA Zaandam (municipality of Zaanstad), the Netherlands.

3.1.4	Statutory seat: Zaandam, the Netherlands.

3.1.5	Corporate purpose: The corporate purpose of Ahold is to promote or join others in promoting companies and enterprises, to participate in companies and enterprises, to finance companies and enterprises, including the giving of guarantees and acting as surety for the benefit of third parties as security for liabilities of companies and enterprises with which the company is joined in a group or in which the company owns an interest or with which the company collaborates in any other way, to conduct the management of and to operate companies engaged in the wholesale and retail trade in consumer and utility products and companies that produce such products, to operate restaurants and companies engaged in rendering public services, including all acts and things which relate or may be conducive thereto in the broadest sense, as well as to promote, to participate in, to conduct the management of and, as the case may be, to operate businesses of any other kind.

3.2	The form, legal name, registered office and corporate purpose of Delhaize are as follows:

3.2.1	Form: public limited liability company incorporated under the laws of Belgium (naamloze vennootschap/société anonyme).

3.2.2	Legal name: Delhaize Group NV/SA.

3.2.3	Registered office: Osseghemstraat 53, 1080 Sint-Jans-Molenbeek (Brussels), Belgium.

3.2.4	Corporate purpose: The corporate purpose of Delhaize is the trade of durable or non-durable merchandise and commodities, of wine and spirits, the manufacture and sale of all articles for mass consumption, household articles, and others, as well as all service activities. To this effect, Delhaize may carry out all industrial, commercial, moveable, real estate or financial transactions, in Belgium or abroad which, directly or indirectly, favor or expand its industry and trade. It may also, by any means whatsoever, acquire an interest in all businesses, enterprises or corporations with an identical, similar or related corporate purpose or which favor the development of its enterprise, acquire raw materials for it, or facilitate the distribution of its products.

4	Conditions Precedent

4.1	The respective obligation of each Merging Company to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable law, written waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) by the Merging Companies jointly, at or prior to the Closing Date, of the following conditions:

4.1.1	the extraordinary general meeting of Ahold shareholders or any subsequent Ahold extraordinary meeting, as the case may be, having adopted the following resolutions (the “Ahold Required Resolutions”):

(i)	the approval of this Merger Proposal (i.e. the resolution to merge), effective as of the Effective Time;

(ii)	the appointment of the new members of the Management Board and the Supervisory Board as contemplated by the Merger Agreement, effective as from the Effective Time and conditional upon the Merger having become effective; and

(iii)	an amendment of the Ahold articles of association to implement the governance structure of Ahold set forth in the Merger Agreement, effective as from the Effective Time and conditional upon the Merger having become effective;

4.1.2	the extraordinary meeting of Delhaize Shareholders or any subsequent Delhaize extraordinary meeting, as the case may be, having adopted the following resolutions:

(i)	the approval of this Merger Proposal, effective as from the Effective Time; and

(ii)	the approval of the cross-border Merger by the acquisition of Delhaize by Ahold in accordance with the terms of this Merger Proposal, effective as from and conditional upon the Effective Time, and hence the dissolution without liquidation of Delhaize;

4.1.3	receipt of the Relevant Competition Clearances or, where applicable, the expiration or termination of the applicable waiting periods in lieu of such antitrust clearances;

4.1.4	a civil law notary (notaris) of Allen & Overy LLP, Amsterdam having obtained the pre-merger certificate issued by a Belgian civil law notary in accordance with applicable Belgian laws;

4.1.5	the Ahold Ordinary Shares issuable to the Delhaize Shareholders and Delhaize ADS Holders in the Merger having been approved for admission to listing and trading on the Euronext Amsterdam and Euronext Brussels stock exchanges;

4.1.6	the prospectus prepared and filed with the AFM, having been approved by the AFM under Dutch law and having been passported into Belgium, in each case, in accordance with applicable laws;

4.1.7	the registration statement on Form F-4 of Ahold, of which the U.S. prospectus forms a part, having been declared effective by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of such registration statement being in effect and no proceedings for that purpose being pending;

4.1.8	no opposition by an Ahold creditor having been filed or, if filed, such opposition having been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands;

4.1.9	no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any order, injunction, judgment, decree or other action which is in effect and which prohibits or makes illegal the consummation of the Merger in accordance with the terms of the Merger Agreement; and

4.1.10	Ahold and Delhaize having obtained a ruling from the Belgian tax authorities confirming that the Merger will be Tax Neutral under Belgian laws, subject to the conditions, if any, provided under applicable laws and applicable ruling practice (the “Tax Merger Ruling”). The Tax Merger Ruling was obtained on 13 October 2015.

4.2	In addition, each of Ahold’s and Delhaize’s obligation to effect the Merger is also subject to the satisfaction or waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) in writing by such Merging Company, at or prior to the Closing Date, of the following conditions:

4.2.1	no change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect relating to the other Merging Company has occurred since 24 June 2015, i.e. the date of the Merger Agreement, which is continuing on the Closing Date;

4.2.2	the warranties of the other Merging Company (other than certain specified warranties relating to such other Merging Company’s share capital and the warranties relating to the absence of an event having a Material Adverse Effect on such other Merging Company between, in the case of Ahold, 28 December 2014 and, in the case of Delhaize, 31 December 2014, and 24 June 2015, i.e. the date of the Merger Agreement) are true and accurate as of the Closing Date, as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such other Merging Company’s warranties to be so true and accurate (disregarding any limitation as to “materiality” or “Material Adverse Effect” set forth in such other Merging Company’s warranties), individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect relating to such other Merging Company;

4.2.3	certain specified warranties of the other Merging Company relating to such other Merging Company’s share capital are true and accurate in all material respects as of the Closing Date, as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

4.2.4	the warranties of the other Merging Company relating to the absence of an event having a Material Adverse Effect on such other Merging Company between, in the case of Ahold, 28 December 2014, and, in the case of Delhaize, 31 December 2014, and the date of the Merger Agreement) are true and accurate as of the date of the Merger Agreement; and

4.2.5	the other Merging Company has performed in all material respects all covenants, agreements and obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

and such Merging Company has received a certificate signed on behalf of the other Merging Company by an authorized representative of such other Merging Company dated as of the Closing Date, certifying that the conditions described in this Section 4.2 have been satisfied.

4.3	Delhaize’s obligation to effect the Merger is furthermore subject to the satisfaction or waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) in writing by Delhaize at or prior to the Closing Date of the following additional condition:

4.3.1	the Stichting Ahold Continuïteit (the “Ahold Foundation”) (i) not having exercised (either in whole or in part) the Ahold Foundation Call Option or (ii) if the Ahold Foundation has exercised (either in whole or in part) the Ahold Foundation Call Option, the Ahold Foundation having voted in favor of the Ahold Required Resolutions.

4.4	According to Section 2:318 of the DCC, the Merger must be effectuated within six months after the announcement of the publication of this Merger Proposal in a Dutch nationwide- distributed newspaper. If the six month period lapses without the Merger becoming effective the Merging Companies can opt to publish a new merger proposal in accordance with applicable laws and procedures and without prejudice to Section 4.5 below.

4.5	The Merger Agreement may also be terminated by notice in writing given by either of the Merging Companies to the other Merging Company if the Merger shall not have occurred by the 15 month anniversary of the date of the Merger Agreement.

4.6	Should the Conditions Precedent be fulfilled and subject to applicable rules, the Merger shall become effective at the Effective Time. The Boards of the Merging Companies shall have all necessary powers to acknowledge the (non-)fulfillment of these Conditions Precedent and to request the Dutch civil law notary to execute the Dutch notarial deed of cross-border Merger to effect the Merger.

5	Exchange Ratio

5.1	Share Capital of Delhaize

On 15 December 2015, the issued share capital of Delhaize amounted to EUR 51,883,430, divided into 103,766,860 Delhaize Ordinary Shares with no nominal value, of which 564,768 Delhaize Ordinary Shares were held by Delhaize in treasury. On 15 December 2015, 1,519,619 Delhaize warrants, representing Delhaize U.S. Options, were outstanding, each giving right to one share. On 15 December 2015, 25,173,496 Delhaize ADSs were outstanding.

5.2	Share Capital of Ahold

On 15 December 2015, the issued share capital of Ahold amounted to EUR 11,027,882.37, divided into (i) 834,373,134 Ahold Ordinary Shares with a nominal value of EUR 0.01 each, out of which 15,922,580 Ahold Ordinary Shares were held by Ahold in treasury and (ii) 268,415,103 cumulative preferred financing shares with a nominal value of EUR 0.01 each, all of which were outstanding. On 15 December 2015, 36,076,380 Ahold ADSs were outstanding. Ahold granted the Ahold Foundation a call option to acquire such number of cumulative preferred shares in Ahold’s share capital with a nominal value of EUR 500 each, up to a total nominal value that is equal to the nominal value of all Ahold Ordinary Shares and all Ahold cumulative preferred financing shares, in each case issued and outstanding shares at the time of exercising the option minus the total nominal value of any cumulative preferred shares held by the Ahold Foundation at such time (the “Ahold Foundation Call Option”). On 15 December 2015, no such cumulative preferred shares were issued. All without prejudice to the reverse stock split described in Section 6.5, that will result in a reduction of the total number of issued Ahold Ordinary Shares immediately prior to Closing.

5.3	Exchange Ratio

5.3.1	Pursuant to the Merger Agreement, at the Effective Time Ahold shall allot for each issued and outstanding Delhaize Ordinary Share 4.75 Ahold Ordinary Shares (such ratio of Ahold Ordinary Shares to Delhaize Ordinary Shares, the “Exchange Ratio”).

5.3.2	Without prejudice to Section 6.1.2, in fine, no cash payments will be made pursuant to the Exchange Ratio in effecting the Merger.

6	Terms of allotment of Ahold Ordinary Shares and Ahold ADSs – Capital Increase – Goodwill and reserves – Participation in profits – Cancellation of shares and capital movements prior to Closing

6.1	Terms of allotment of Ahold Ordinary Shares and Ahold ADSs

6.1.1	At the Effective Time, Ahold will allot for each issued and outstanding Delhaize Ordinary Share (other than any Delhaize Ordinary Share held in treasury by Delhaize or held by Ahold, if any) 4.75 Ahold Ordinary Shares.

6.1.2	At the Effective Time, all Delhaize Ordinary Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and:

(i)	each book-entry position with depositary intermediaries participating in the centralized depositary and clearing system managed by Euroclear previously representing any such Delhaize Ordinary Shares (other than the Delhaize Ordinary Shares held in treasury by Delhaize and the Delhaize Ordinary Shares held by Ahold, if any) shall thereafter represent Ahold Ordinary Shares allotted for such Delhaize Ordinary Shares in the Merger in accordance with the Exchange Ratio;

(ii)	each Delhaize Ordinary Share held in treasury by Delhaize and each Delhaize Ordinary Share held by Ahold, if any, shall no longer be outstanding and shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor pursuant to Article 703, § 2, juncto Article 772/1 of the BCC;

(iii)	Ahold shall register in its shareholders’ register the former holder of each registered Delhaize Ordinary Share with such number of Ahold Ordinary Shares as results from the Exchange Ratio, relying on the shareholdership as appears from the share register of Delhaize at Closing, which will be presumed to be accurate, and subsequently close the electronic share register of Delhaize;

(iv)	each Delhaize ADS shall no longer be outstanding and shall be cancelled in exchange for the right of the holder of such Delhaize ADS to receive, at its election, (i) a number of Ahold ADSs equal to the product of (a) the number of Delhaize Ordinary Shares represented by one Delhaize ADS (the “Delhaize ADS Ratio”) multiplied by (b) the Exchange Ratio divided by (c) the number of Ahold Ordinary Shares represented by one Ahold ADS or (ii) a number of Ahold Ordinary Shares equal to the product of (a) the Delhaize ADS Ratio multiplied by (b) the Exchange Ratio (subsections (i) and (ii), the “Per ADS Merger Consideration”); and

(v)	each Delhaize Equity Award shall be treated in accordance with Schedule 1 which is deemed to constitute an integral part of this Merger Proposal,

except that no fractional Ahold Ordinary Shares or Ahold ADSs shall be allotted, but instead:

(a)	for book-entry positions (under (i) above) the intermediary of the respective shareholder shall aggregate the fractional entitlements into new Ahold Ordinary Shares or Ahold ADSs and sell the corresponding Ahold Ordinary Shares and Ahold ADSs on behalf of the holders who would otherwise have been entitled to receive a fractional Ahold Ordinary Share or Ahold ADS in the market for cash, and subsequently distribute the net cash proceeds to such holders proportionate to each such holder’s fractional entitlements; and

(b)	for registered shareholders (under (iii) above) the total number of newly allotted shares to each registered holder is rounded down to the nearest full number, and the balance is paid in cash. Such balance shall be calculated based on the stock market quotation of the Ahold Ordinary Shares on Euronext Amsterdam on the Closing Date, or if the Closing Date is not a trading day on Euronext Amsterdam, the last trading day before the Closing Date.

The total amount of cash payments that will be made by Ahold pursuant to this Section 6.1.2, in fine, will not exceed 10% of the aggregate nominal value of the Ahold Ordinary Shares that will be allotted pursuant to the Merger.

6.1.3

If the number of Ahold Ordinary Shares, Ahold ADSs, Delhaize Ordinary Shares or Delhaize ADSs (or securities convertible or exchangeable into or exercisable for Ahold Ordinary Shares, Ahold ADSs, Delhaize Ordinary Shares or Delhaize ADSs)

issued and outstanding changes before the Effective Time (and as permitted by the covenants with respect to the period between signing of the Merger Agreement and Closing), as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, in each case other than as a result of a capital decrease taken by Ahold pursuant to and in accordance with Section 6.5 or a share buyback undertaken by Ahold pursuant to Section 6.6, the Exchange Ratio and/or the Per ADS Merger Consideration shall be appropriately adjusted to provide to the Delhaize Shareholders and the shareholders of Ahold the same economic effect as contemplated by the Merger Agreement prior to such action(s).

6.1.4	Each of Ahold, Delhaize and each of their respective affiliates or any financial intermediary intervening in the Merger transactions shall be entitled to deduct and withhold from the shares to be allotted or cash to be paid to holders of Delhaize Ordinary Shares, Delhaize ADSs or Delhaize Equity Awards such amounts as it reasonably determines it is required to deduct and withhold with respect thereto under any provisions of applicable tax laws. To the extent that amounts are so withheld and paid over to the appropriate governmental entity by Ahold, Delhaize, any of their respective affiliates or any financial intermediary, as the case may be, such withheld amounts shall be treated as having been paid to the holder of Delhaize Ordinary Shares, Delhaize ADSs or Delhaize Equity Awards in respect of which such deduction and withholding was made by Ahold, Delhaize, such affiliate or such financial intermediary, as the case may be.

6.1.5	Each of Ahold and Delhaize will enter into appropriate arrangements with the depositary of Ahold and the depositary of Delhaize to give effect to this Section 6.

6.2	Capital increase pursuant to the Merger

Pursuant to the Merger, the issued capital of Ahold will increase by an amount equal to (i) the number of issued Delhaize Ordinary Shares minus the number of Delhaize Ordinary Shares held in treasury by Delhaize or held by Ahold, if any, in each case as at the Effective Time, multiplied by (ii) the Exchange Ratio (being 4.75 but with due observance of the fact that the number of Ahold Ordinary Shares to be allotted to the registered shareholders referred to in Section 6.1.2, under (iii) will be rounded down to the nearest full number), multiplied by (iii) the nominal value of one Ahold Ordinary Share (being EUR 0.01).

6.3	Consequences of the Merger for the size of the goodwill and the reserves of Ahold

Any goodwill paid in the context of the exchange of shares will be recorded as goodwill in Ahold’s consolidated accounts at the Effective Time. Such goodwill will consist of the difference between the fair value of Delhaize’s individual assets and liabilities as acquired in the Merger and the fair value of the Ahold Ordinary Shares allotted in exchange for the Delhaize Ordinary Shares. The exact amount involved depends, among other factors, on the actual stock market quotations at the Closing Date.

A preliminary estimate of the acquired goodwill to be recognized on the balance sheet of the Combined Company as calculated per stock market quotations of 11 November 2015 amounts to EUR 5,289 million.

As a result of the Merger, the freely distributable reserves of Ahold will increase with the balance of the fair value of the Ahold Ordinary Shares allotted in the Merger and the aggregate nominal value thereof. A preliminary estimate of the fair value of the Ahold Ordinary Shares allotted in the Merger as calculated per stock market quotations of 11 November 2015 amounts to EUR 9,636 million.

6.4	Participation in profits

6.4.1	As per the Effective Time, the Ahold Ordinary Shares and Ahold ADSs allotted to Delhaize Shareholders will be of the same nature and have the same rights, preferences and privileges as the existing Ahold Ordinary Shares and Ahold ADSs respectively, including with respect to entitlement to profits. All the aforementioned is without prejudice to the fact that if Closing takes place after the annual general meeting of Ahold shareholders to be held in 2016, any distributions of profits for the financial year 2015 will only accrue to the Ahold Ordinary Shares and Ahold ADSs in existence prior to the Merger. If Closing is expected to take place after the annual general meeting of Ahold shareholders to be held in 2016 and prior to the Delhaize annual general meeting of Delhaize Shareholders to be held in 2016, Delhaize shall be entitled to propose to the Delhaize Shareholders to accelerate the timing of any of its distributions of profits for the financial year 2015.

6.4.2	Other than as set forth in Section 6.4.1 above, there are no special conditions with respect to the participation in the profits of the new shares allotted by Ahold upon completion of the Merger, which would affect such entitlement.

6.5	Capital decrease in Ahold

Immediately prior to Closing:

6.5.1	the nominal value of the Ahold Ordinary Shares will be increased by an amount including an aggregate amount of approximately one billion euro (EUR 1,000,000,000) at the expense of the available (freely distributable) share premium reserves (algemene agioreserve) of Ahold by an aggregate amount of approximately one billion euro (EUR 1,000,000,000);

6.5.2	following such increase, a reverse stock split will be effected such that the number of Ahold Ordinary Shares will decrease by a number equal to the number of Ahold Ordinary Shares that could have been repurchased with the Ahold Capital Return; and

6.5.3	following such reverse stock split, a decrease of the nominal value of the Ahold Ordinary Shares will be effected, and subsequently approximately one billion euro (EUR 1,000,000,000) of such decreased amount will be repaid to the holders of issued and outstanding Ahold Ordinary Shares. The surplus of the decreased amount will be added to Ahold’s share premium reserves (the “Ahold Capital Return”).

6.6	Share buyback

If any or all of the holders of the cumulative preferred financing shares of Ahold elect to convert such cumulative preferred financing shares into Ahold Ordinary Shares prior to Closing, then Ahold shall undertake to engage in a share buyback prior to Closing to offset the increase in the number of Ahold Ordinary Shares as a result of such conversion.

7	Information on the valuation of assets and liabilities transferred by Delhaize

Upon the Merger, the Combined Company shall record the assets and liabilities that it will acquire pursuant to the Merger in its books and accounts at fair market value as at the Accounting Date.

After completion of the Demerger, the assets and liabilities of (the former) Delhaize transferred pursuant to the Demerger will be recorded in the books and accounts of NewDelhaize against the same value they had in the books and accounts of Delhaize as at the Accounting Date. The shareholding in NewDelhaize will be recorded in the stand-alone books and accounts of the Combined Company at fair market value.

8	Dates of the Merging Companies’ accounts used for determination of the conditions of the Merger

The terms and conditions of the Merger have been based on such factors as described in the respective board reports of Ahold and Delhaize (see Section 12). To the extent accounts, amongst other factors, were used to establish the terms and conditions of the Merger, such accounts were the accounts of Ahold and Delhaize as per the financial year

2014 as well as accounts per the end of the first quarter of the financial year 2015.

9	Accounting Date – annual accounts

9.1	The financial information pertaining to Delhaize will be incorporated into the annual accounts of Ahold as from the Effective Time, such date being the date as from which, for accounting purposes, all transactions of Delhaize shall be deemed executed on behalf of Ahold and are to be treated as transactions of Ahold. Hence, the Merger will not have any retroactive effect for accounting purposes. Consequently, the last full financial year of Delhaize will end on 31 December 2015, the last financial year will end on the date before the Effective Time (the “Accounting Date”) and final accounts as at the Accounting Date will be drawn up.

9.2	After the Effective Time the obligations in respect of the annual accounts or other financial statements of the Combined Company rest with the Combined Company.

9.3	Without prejudice to the above, the Board of Directors will prepare accounts for Delhaize for the period between the first day following the last full financial year of Delhaize and the Effective Time. These accounts for Delhaize must be accompanied by a report of the statutory auditor of Delhaize. The approval of these accounts for Delhaize and the discharge (kwijting) to the Board of Directors and the statutory auditor of Delhaize will be put on the agenda of a general meeting of shareholders of the Combined Company.

10	Consequences of the Merger

10.1	Transfer of the assets and liabilities of Delhaize to Ahold under universal succession of title

10.1.1	Upon the terms and subject to the conditions set forth in this Merger Proposal, as from the Effective Time all assets and liabilities (vermogen) and legal relationships of Delhaize shall be transferred to Ahold under universal succession of title (overgang onder algemene titel), which will automatically substitute Ahold in all the rights and obligations of Delhaize. References to the assets and liabilities of Delhaize cover any and all rights or goods it owns or has the benefit of, including its off-balance sheet rights and obligations independent of their nature.

10.1.2	The description below of the assets and liabilities and legal relationships of Delhaize is purely indicative and for information purposes only. This description is not limitative, as the Merger will lead to a transfer by universal succession of title of all the assets and liabilities and legal relationships of Delhaize as of the Effective Time.

10.1.3	The assets and liabilities and legal relationships transferred from Delhaize to Ahold pursuant to the Merger consist of (but are not limited to), the following:

(i)	Contractual arrangements. All contractual arrangements of Delhaize and all contractual and non-contractual rights and obligations arising thereunder;

(ii)	Intellectual property rights. All of Delhaize’s rights, titles and interests in and to the intellectual property rights of Delhaize, whether registered or unregistered;

(iii)	Real estate related rights. All of Delhaize’s rights, titles and interests in and to real estate, including but not limited to the real estate listed in Schedule 2. In relation to the transfer of Delhaize’s real estate, reference is also made to Section 14.2;

(iv)	Authorizations, licenses and/or permits useful, necessary or required for Delhaize’s business. All authorizations, licenses and/or permits of Delhaize which are useful, necessary or required for its business, in their state at the Effective Time, including but not limited to:

(a)	the numbers of the operating units (nummer vestigingseenheid) of Delhaize listed in Schedule 3 and the corresponding authorizations/registrations with the Federal Agency for the Safety of the Food Chain (Federaal Agentschap voor de Veiligheid van de Voedselketen);

(b)	other authorizations/licenses, including but not limited to:

(I)	transport license;

(II)	waste transport license;

(III)	waste disposal authorization;

(IV)	authorization to perform bottling activities;

(V)	REACH registration;

(VI)	authorization to sell alcohol; and

(VII)	authorization to sell tobacco; and/or

(c)	other permits, including but not limited to:

(I)	environmental permits.

To the extent any authorizations, licenses and/or permits would not be automatically transferred as a result of the Merger, Delhaize and Ahold will take all appropriate measures to ensure the transfer or renewal of such authorizations, licenses and/or permits.

10.2	Existing rights of usufructs and pledges on Delhaize Ordinary Shares

Pursuant to Section 2:319, subsection 1 of the DCC, all existing rights of usufruct (vruchtgebruik) and pledge (pand) on Delhaize Ordinary Shares, if any, will rest on the Ahold Ordinary Shares allotted in the Merger by way of substitution of property (zaaksvervanging).

10.3	Rights conferred or compensation to be paid by Ahold to shareholders enjoying special rights or to holders of securities other than shares representing the capital or measures proposed concerning them

Except as set forth in Sections 5.1 and 5.2, none of the Merging Companies (i) has granted special rights to shareholders or (ii) has any securities, other than shares representing its capital, within the meaning of Section 2:312, subsection 2, letter c juncto 2:320 subsection 1 of the DCC and Article 772/6, § 2, g) of the BCC. Without prejudice to Schedule 1, no special rights will be granted as part of the Merger process and no other measures within the meaning of these provisions have been proposed.

10.4	Special advantages granted to members of the administrative, management, supervisory or controlling bodies of the Merging Companies or to experts who examine the Merger Proposal

10.4.1	No director and/or member of any administrative, management, supervisory or controlling organ of Ahold or Delhaize will be granted any special advantages within the meaning of Section 2:312, subsection 2, letter d of the DCC and Article 772/6, § 2, h) of the BCC, except as disclosed below:

(i)	Mr. Frans Muller will be granted an exceptional grant of Delhaize EU PSUs. Such grant will be made by Delhaize prior to Closing and will have a value of EUR 1.5 million. The vesting of the Delhaize EU PSUs will occur three years after grant, subject to company performance against financial targets fixed upon grant. These targets currently relate to shareholder value creation. The number of shares to be received upon vesting of the Delhaize EU PSUs will vary from 0% to 150% of the awarded number of Delhaize EU PSUs, in function of the achieved company performance against financial targets. Upon Closing the performance will be measured against targets as set for the Combined Company’s long-term incentive plan.

In addition, vesting of the Delhaize EU PSUs granted under this exceptional grant will be conditional upon (i) approval of the grant by the extraordinary general meeting of Delhaize Shareholders; (ii) Closing taking place; and (iii) Mr. Muller’s continued work under his management contract with Delhaize on the date of Closing. If any of these vesting conditions is not met, vesting will not take place and the Delhaize EU PSUs granted under this exceptional grant will automatically expire and become null and void.

Upon Closing, the Delhaize EU PSUs granted under this exceptional grant will be converted into performance shares under the Combined Company’s long-term incentive plan.

(ii)	The service agreement to be entered into by Mr Muller and the Combined Company shall include a severance arrangement for the eventuality that it is terminated within two years after the Effective Time. In that event, Mr Muller shall receive the pay-out of two years full compensation under such service agreement, i.e. fixed pay and benefits, short-term incentive plan at target, long-term incentive benefits and accelerated vesting of the outstanding and newly granted (for two years) long-term incentive benefits; this is inclusive of notice period.

Ahold will submit this proposal for approval to the general meeting of shareholders.

(iii)	Upon Closing, each of Mr. Dick Boer, Mr. Frans Muller, Mr. Jeff Carr, Mr. James McCann, Mr. Kevin Holt, Mr. Pierre Bouchut and Mr. Marc Croonen will be granted a one-time recognition award by the Combined Company. The recognition award will consist of performance shares of the Combined Company, which will vest in ordinary shares of the Combined Company. Vesting will be contingent upon the realisation of key performance indicators to be set before Closing, and continued service. Subject to these conditions, vesting will occur in two instalments of 50% each of the granted performance shares. The first instalment will vest 12 months after the date of grant and the second instalment will vest 24 months after the date of grant. The value of the grant to each of the aforementioned persons will be equal to one year base salary, with the exception of Mr. Frans Muller’s grant which will have a value of 150% of one year base salary. A five year holding period will apply as from the date of the award of the performance shares.

Ahold will submit this proposal for approval to the general meeting of shareholders.

10.4.2	PwC, represented by Peter van Mierlo, was appointed by Ahold to issue a report on the Merger pursuant to Section 2:328 of the DCC, as referred to in Section 13.1. PwC’s fee for preparing its report is EUR 275,000, excluding VAT.

10.4.3	Deloitte, represented by Eric Nys, has been instructed by Delhaize to prepare a report on the Merger pursuant to Article 772/9, §§ 1 and 2 of the BCC, as referred to in Section 13.3. Deloitte’s fee for preparing its report is EUR 30,000, excluding VAT.

10.5	Ahold’s articles of association

10.5.1	The articles of association of Ahold as in effect on the date of this Merger Proposal are attached as Schedule 4.

10.5.2

Simultaneously with the proposal to effectuate the Merger in accordance with this Merger Proposal, it will be proposed to the extraordinary general meeting of Ahold shareholders to amend the Ahold articles of association in accordance with the text included in Schedule 5, provided, however, that the text as included in Schedule 5 also includes the text of the proposals to amend the articles of association referred to in Sections 10.5.3 and 10.5.4. The purpose of the first mentioned amendment is to implement the governance structure set forth in the Merger Agreement, effective as from the Effective Time and conditional upon the Merger having become effective. The amounts included in the authorised capital of Ahold (article 4.1 of Schedule 5) will be determined after the Ahold Capital Return is effected, within the limits of a maximum total authorised capital of EUR 45,000,000.

10.5.3	It will be proposed to the extraordinary general meeting of Ahold shareholders to approve the Ahold Capital Return, consisting of three amendments to the Ahold articles of association. The draft text of this proposal to amend the Ahold articles of association resulting from such three amendments is included in the text of Schedule 5.

10.5.4	It will be proposed to the extraordinary general meeting of Ahold shareholders to amend the Ahold articles of association to include an option right for the Ahold Foundation to acquire cumulative preferred shares in the capital of Ahold. The draft text of this proposal to amend the Ahold articles of association is included in the text of Schedule 5.

10.5.5	Neither the articles of association of Ahold nor the articles of association of Delhaize contain a provision in respect of the approval of the resolution to effectuate the Merger.

10.6	Proposed composition of the supervisory board, the management board and the executive committee of the Combined Company

10.6.1	The list below sets out the individuals who, as of the date of this Merger Proposal, have been designated to become members of the supervisory board of the Combined Company, effective as from the Effective Time:

(i)	Mr. Mats Jansson, the current chairman of the Board of Directors, as chairman;

(ii)	Mr. Jan Hommen, the current chairman of the Supervisory Board, as vice- chairman;

(iii)	Mr. Jacques de Vaucleroy, a current member of the Board of Directors, also as vice-chairman;

(iv)	Mr. Patrick De Maeseneire, a current member of the Board of Directors, as member of the supervisory board;

(v)	Ms. Dominique Leroy, a current member of the Board of Directors, as member of the supervisory board;

(vi)	Mr. Bill McEwan, a current member of the Board of Directors, as member of the supervisory board;

(vii)	Mr. Jack L. Stahl, a current member of the Board of Directors, as member of the supervisory board;

(viii)	Mr. Johnny Thijs, a current member of the Board of Directors, as member of the supervisory board;

(ix)	Mr. Rob van den Bergh, a current member of the Supervisory Board, as member of the supervisory board;

(x)	Ms. Mary Anne Citrino, as member of the supervisory board;

(xi)	Mr. René Hooft Graafland, a current member of the Supervisory Board, as member of the supervisory board;

(xii)	Mr. Mark McGrath, a current member of the Supervisory Board, as member of the supervisory board;

(xiii)	Mr. Ben Noteboom, a current member of the Supervisory Board, as member of the supervisory board; and

(xiv)	Ms. Stephanie Shern, a current member of the Supervisory Board, as member of the supervisory board.

10.6.2	The list below sets out the individuals who, as of the date of this Merger Proposal, have been designated to become members of the management board of the Combined Company, effective as from the Effective Time:

(i)	Mr. Dick Boer, the current Chief Executive Officer of Ahold, as the Chief Executive Officer;

(ii)	Mr. Frans Muller, the current Chief Executive Officer of Delhaize, as the Deputy Chief Executive Officer and Chief Integration Officer;

(iii)	Mr. Jeff Carr, the current Chief Financial Officer of Ahold, as the Chief Financial Officer;

(iv)	Mr. Pierre Bouchut, the current Chief Financial Officer of Delhaize, as the Chief Operating Officer Europe;

(v)	Mr. James McCann, the current Chief Operating Officer USA of Ahold, as the Chief Operating Officer USA; and

(vi)	Mr. Kevin Holt, the current Chief Operating Officer USA of Delhaize, also as the Chief Operating Officer USA.

10.6.3	The list below sets out the individuals who, as of the date of this Merger Proposal, have been designated to become members of the executive committee of the Combined Company, effective as from the Effective Time:

(i)	the members of the management board of the Combined Company;

(ii)	Mr. Marc Croonen, the current Chief Human Resources Officer of Delhaize, as the Chief Sustainability, Transformation & Communications Officer;

(iii)	Ms. Hanneke Faber, the current Chief Commercial Officer of Ahold, as the Chief E-Commerce & Innovation Officer;

(iv)	Mr. Jan Ernst de Groot, the current Chief Legal Officer of Ahold, as the Chief Legal Officer; and

(v)	Ms. Abbe Luersman, the current Chief Human Resources Officer of Ahold, as the Chief Human Resources Officer.

The management board of the Combined Company will be responsible for the overall management and decision-making of the Combined Company and will perform its task in the best interest of the Combined Company and its enterprise. The executive committee of the Combined Company will be charged with the day-to-day management of the Combined Company.

10.7	Likely repercussions of the Merger on employment

10.7.1	Ahold and Delhaize do not expect that the Merger will result in significant reductions in the Combined Company’s total workforce.

10.7.2	Employees of Delhaize will be subject to a transfer of undertaking as part of the Merger process. Upon the Merger becoming effective, all existing rights and obligations arising from contracts of employment or from employment relationships with Delhaize will automatically be transferred to Ahold pursuant to Article 772/4 of the BCC. As a result:

(i)	all existing rights and obligations arising from contracts of employment or from employment relationships with the employees or the former employees of Delhaize will be transferred, as from the Effective Time, from Delhaize to Ahold, who shall benefit as of that moment from these rights and shall observe and exercise these obligations;

(ii)	as from the Effective Time, Ahold shall bear all costs in relation to employees’ salaries and benefits, including vacation pay, thirteenth month, taxes, social security contributions, group insurance contributions or other non-statutory insurances in relation to the employees or the former employees of Delhaize; and

(iii)	as from the Effective Time, Ahold shall be liable for every indemnity due caused by the termination of the employment relationship with the employees or the former employees of Delhaize, including every indemnity of which each amount or award fully or partly depends on the continuous service of the employees or the former employees of Delhaize acquired as from the Effective Time.

10.7.3	For the sake of completeness, the Merging Companies confirm that the transfer includes the rights and obligations specified as follows:

(i)	reimbursement claim towards the National Employment Office (Rijksdienst voor Arbeidsvoorziening/Office National de L’Emploi) of the re-activation allowance paid to the employees dismissed in the framework of the collective dismissal of which the intention was announced on 11 June 2014 in accordance with Article 38 of the Act of 23 December 2005 regarding the generation pact;

(ii)	reimbursement claim towards the National Employment Office (Rijksdienst voor Arbeidsvoorziening/Office National de L’Emploi) of the outplacement costs in accordance with Article 15/2 of the Royal Decree of 9 March 2006 concerning the activating policy in the context of restructurings;

(iii)	entitlement to the exemption from the obligation to replace the employees who were dismissed before the Effective Time in the context of the collective dismissal of which the intention was announced by Delhaize on 11 June 2014 and who are or will be entitled to the regime of unemployment with company allowance;

(iv)	reimbursement claim of salaries and social contributions regarding paid training leave as set forth in Article 120 of the Recovery Act concerning social provisions of 22 January 1985;

(v)	entitlement to every general or specific reduction of contributions for social security or taxes; and

(vi)	obligation to pay supplements above the statutory social security benefits awarded to current or former employees of Delhaize, irrespective of the legal source which provides this payment obligation or the name of these supplements (i.e. company allowance in the framework of unemployment with company allowance, allowances on top of unemployment allowances outside the framework of unemployment with company allowance, supplements on top of break allowances in the framework of time credit, etc.), including the social security contributions or other charges due on these supplements.

10.7.4	Ahold and Delhaize have agreed that Delhaize shall continue the implementation of the reorganization and employment plan in Belgium as referred to in, and in accordance with, the Collective Bargaining Agreements entered into between Delhaize and its employee unions on 19 December 2014, 6 February 2015 and 23 February 2015 (including the further realization of the targets set in the context of this reorganization and employment plan).

10.8	Intentions regarding tax treatment of the Merger and Hive-Down

With reference to paragraph 4.1.10 of this Merger Proposal, the Merging Companies commit to take the necessary measures to ensure that the Merger and Hive-Down transactions will be Tax Neutral from a Belgian tax perspective.

10.9	Intentions involving continuance or termination of the activities of Ahold and Delhaize

It is intended that no changes will be made to the activities of Delhaize or Ahold and that their respective activities will be continued by the Combined Company. For avoidance of doubt the foregoing is without prejudice to the Demerger, pursuant to which the activities of the (former) Delhaize will be continued by NewDelhaize.

10.10	Shares without voting rights or profit rights

None of the Merging Companies has shares without voting rights (stemrechtloze aandelen) or shares without profit rights (winstrechtloze aandelen). Hence, Section 2:330a of the DCC does not apply to the Merger.

10.11	Proposal for the amount of compensation if Section 2:333h of the DCC applies

Section 2:333h of the DCC does not apply to the Merger.

11	Protection of stakeholders’ rights

11.1	Continuation of existing situation with respect to Employee Participation

11.1.1	At the date of this Merger Proposal, no Employee Participation as defined in Article 1:1 of the Dutch Law Role Employees at European Legal Entities (Wet Rol Werknemers bij Europese Rechtspersonen) (the “RWER Law”) exists at the level of Koninklijke Ahold N.V. or at the level of Delhaize Group NV/SA.

11.1.2	At their respective extraordinary general meeting of shareholders, each of Ahold and Delhaize will propose applying the so-called reference provisions of Section 1:31, subsections 2 and 3, of the RWER Law instead of initiating negotiations with a special negotiating body.

11.1.3	If the extraordinary general meetings of shareholders of Ahold and Delhaize approve the proposal to adopt the reference provisions, the existing situation with respect to Employee Participation will be continued.

11.2	Rights of creditors and minority shareholders under Dutch law

11.2.1	Pursuant to Section 2:316, subsection 2, of the DCC, for a period of one month following the publication of this Merger Proposal, any creditor of Ahold that has insufficient possibility of recourse as a consequence of the Merger can request Ahold to provide collateral for performance of its obligations towards such creditor. If Ahold refuses to provide such collateral, such creditor may file a request with the district court of Noord-Holland, located in Haarlem, the Netherlands, stating the requested collateral. Before taking a decision, the court may give Ahold the opportunity to provide a collateral set by the court.

11.2.2	Pursuant to Section 2:322 of the DCC, for a period of six months after the Effective Time, contracting parties of Ahold can request a district court (rechtbank) to terminate (ontbinden) or amend (wijzigen) an agreement with Ahold if such agreement, as a consequence of the Merger, can no longer reasonably be enforced in the same manner as prior to the Merger.

11.2.3	Dutch law does not provide for any specific arrangements for the exercise of rights of minority shareholders of the Merging Companies in relation to the Merger.

11.3	Any rights or compensation to be granted or paid by Ahold to persons or entities that, other than as a shareholder, have a special right against Delhaize, such as entitlement to profit or rights to acquire shares

Reference is made to Schedule 1 with respect to the treatment of Delhaize Equity Awards. No other special rights against Delhaize within the meaning of Section 2:320 of the DCC exist.

11.4	Rights of creditors and minority shareholders under Belgian law

11.4.1	Rights of creditors under Belgian law

Pursuant to Article 684 juncto Article 772/1 of the BCC, creditors of Delhaize and creditors of Ahold can request security interests to guarantee their claims that existed prior to publication in the Annex to the Belgian State Gazette (Bijlage bij het Belgisch Staatsblad/Annexes du Moniteur belge) of the notarial deeds establishing the consummation of the Merger within two months after such publication. Ahold, to which the claim will have been transferred and, as the case may be, Delhaize, can set aside the request by settling the claim at its fair value after deduction of a discount. In the absence of an agreement or if the creditors remain unpaid, the request is referred to the president of the competent Commercial Court of the judicial district of the debtor’s registered office who will determine if a security is to be provided and the time limit within which such security must be set, as the case may be unless he/she decides that no security must be given in view of the guarantees and preferential rights of the creditor or in view of the solvency of Ahold. If the security is not provided within the set timeframe, the claim shall immediately become due and payable.

11.4.2	Impact of the Merger on the existing Belgian and U.S. bonds

(i)	Belgian bonds

The terms and conditions of two series of bonds issued by Delhaize, i.e. the EUR 400,000,000 4.25% retail bonds due 19 October 2018 and the EUR 400,000,000 3.125% institutional bonds due 27 February 2020 (the “Belgian Bonds”) provide that an effective resolution passed for the dissolution of Delhaize constitutes an event of default thereunder. As the Merger will result in the transfer to, and assumption by, Ahold of all rights and liabilities and legal relationships of Delhaize and the subsequent dissolution (without liquidation) of Delhaize at the Effective Time, it cannot be excluded that certain holders of Belgian Bonds would take the view that approval by the Delhaize Shareholders to proceed with the Merger would constitute an event of default entitling them to request repayment at par of the Belgian Bonds held by them. Delhaize will therefore request the holders of the Belgian Bonds to (i) waive this potential event of default and, in view of the new structure, (ii) to amend the terms and conditions of the Belgian Bonds where necessary through bondholders’ meetings. The first bondholders’ meetings are scheduled to take place in January 2016, and thus in advance of the extraordinary general meeting of Delhaize Shareholders, so as to ensure that the mere approval by the Delhaize Shareholders ahead of the actual implementation of the Merger does not as such constitute an event of default under the Belgian Bonds. If the required quorum is not reached during the first bondholders’ meetings, second bondholders’ meeting(s) will be convened in February 2016. In case the approving majority during the bondholders’ meetings does not represent one third of the outstanding bonds, the bondholders’ resolutions will need to be homologated by the Court of Appeal of Brussels.

(ii)	U.S. bonds

The 6.50% senior notes due 2017, the 5.70% senior notes due 2040 and the 4.125% senior notes due 2019 (each of which is governed by New York law and denominated in USD) (the “U.S. Bonds”) will, following the Merger, be assumed by Ahold. Such assumption does not require the consent of the holders of the U.S. Bonds.

11.4.3	Rights of minority shareholders under Belgian law

Belgian law does not provide for any specific arrangements for the exercise of rights of minority shareholders of the Merging Companies in relation to the Merger.

11.4.4	Availability of information on rights of creditors and minority shareholders

Complete information on the rights of creditors and minority shareholders can be obtained at the registered offices of Ahold and Delhaize in accordance with Article 772/7, c) of the BCC.

12	Reports of the Boards of the Merging Companies

12.1	The Management Board prepared and will publish a report in accordance with Sections 2:313, subsection 1, and 2:327 of the DCC (toelichting bij het fusievoorstel) and the Board of Directors will prepare and publish a report in accordance with Article 772/8 of the BCC (bestuursverslag bij het fusievoorstel), in each case, explaining among other things the legal, social and economic aspects of the Merger as well as the methods for determining the Exchange Ratio.

12.2	The Delhaize and the Ahold board reports will both be made available through the Delhaize and the Ahold websites, www.delhaize.com and www.ahold.com, and hard copies can be retrieved from Delhaize’s and Ahold’s registered offices.

13	Independent expert reports

13.1	In accordance with Section 2:328 of the DCC, the Management Board has appointed PwC, represented by Peter van Mierlo, to examine the Merger Proposal and to issue the report referred to in Section 2:328, subsection 1, of the DCC. Section 2:333g of the DCC is not applicable.

13.2	PwC has been appointed to issue a second report to Ahold, in accordance with Section 2:328, subsection 2, of the DCC. Such report of PwC is attached to the report of the Management Board (toelichting bij het fusievoorstel).

13.3	In accordance with Article 772/9 of the BCC, the Board of Directors has instructed Deloitte, represented by Eric Nys, to draw up a report on the Merger Proposal.

13.4	The Delhaize and the Ahold independent expert reports will both be made available through the Delhaize and the Ahold websites www.delhaize.com and www.ahold.com and hard copies can be retrieved from Delhaize’s and Ahold’s registered offices.

14	Other information

14.1	Works council consultation

The works council of Delhaize has been informed about and consulted with in respect of the Merger. Ahold does not have a works council at the level of Koninklijke Ahold N.V.

14.2	Soil certificates

14.2.1	A total of 101 soil certificates were issued by the Public Waste Agency of Flanders (Openbare Afvalstoffen Maatschappij voor het Vlaamse Gewest) and 32 by the Brussels Institute for Environmental Management (Brussels Instituut voor Milieubeheer). These certificates are attached to this Merger Proposal as Schedule 6 and Schedule 7 respectively.

14.2.2	Ahold hereby acknowledges that it is duly informed of the content of the soil certificates. As far as needed, Ahold undertakes to unconditionally waive, in the Dutch notarial deed of cross-border Merger to effect the Merger, every possible claim in annulment pursuant to Articles 101, 102 through 115, and 116 of the Flemish Decree of 27 October 2006 relating to soil contamination and soil protection, and pursuant to Articles 12, 13, § 1, 17, §§ 1 and 2, and 76 of the Ordinance of the Brussels Capital Region of 5 March 2009 relating to the management and the remediation of contaminated soil.

15	Corporate approvals

15.1	Approval of this Merger Proposal by the Boards of the Merging Companies

15.1.1	The Management Board has approved the Merger Proposal at a duly convened meeting held on 17 December 2015. The Merger Proposal will be signed by all members of the Management Board.

15.1.2	The Board of Directors has approved the Merger Proposal at a duly convened meeting held on 18 December 2015. The Merger Proposal will be signed by all members of the Board of Directors.

15.2	Approval of this Merger Proposal by the Supervisory Board

The Supervisory Board has approved this Merger Proposal at a duly convened meeting held on 17 December 2015. This Merger Proposal will be signed by all members of the Supervisory Board.

15.3	Proposal to decide to effect the Merger in accordance with this Merger Proposal

15.3.1	Pursuant to Sections 2:317, subsection 1, and Section 2:331 of the DCC and Article 772/11 of the BCC, it will be proposed to the extraordinary general meetings of Ahold shareholders and of Delhaize Shareholders, respectively, to decide to effect the Merger in accordance with this Merger Proposal.

15.3.2	The extraordinary general meetings referred to in Section 15.3.1 above shall be held no earlier than the declaration from the district court of Noord-Holland, located in Haarlem, the Netherlands, has been obtained by Ahold that no creditor has opposed the contemplated Merger pursuant to Section 2:316 of the DCC within the one-month creditor opposition period, or, in case of any such opposition, a declaration that such opposition was withdrawn or discharged.

16	Filing

16.1	The Netherlands

16.1.1	This Merger Proposal, the report of PwC referred to in Section 13.1 above and the (other) documents referred to in Section 2:314, subsection 1, of the DCC, will be filed with the Dutch Trade Register of the Chamber of Commerce.

16.1.2	This Merger Proposal, the reports referred to in Section 12, the independent expert reports referred to in Section 13 and the adopted annual accounts or other financial statements of each of the Merging Companies of the last three financial years (including the auditor’s/accountant’s reports on these statements) together with the annual reports for the last three financial years of the Merging Companies as well as the Demerger Proposal will be deposited at the registered office of Ahold at the disposal of or made available electronically to the shareholders, bondholders, holders of special rights and employees’ representatives, in accordance with Sections 2:313 and 2:314 of the DCC.

16.1.3	The extraordinary general meetings of the Merging Companies which will be asked to resolve to approve the Merger in accordance with this Merger Proposal shall be held no earlier than (i) the declaration from the local district court in Haarlem, the Netherlands, that no creditor has opposed the contemplated Merger, pursuant to Section 2:316 of the DCC or, in case of any such opposition, a declaration that such opposition was withdrawn or discharged and (ii) the declaration from the Dutch Trade Register of the Chamber of Commerce that all in Section 16.1.1 abovementioned documents have been deposited during at least a one-month period.

16.1.4	An announcement of the abovementioned filings (for registration) and depositing will be published in the Dutch State Gazette (Staatscourant) and a Dutch nationally daily newspaper with national distribution (Financieele Dagblad and NRC Handelsblad).

16.2	Belgium

16.2.1	A copy of this Merger Proposal will be filed with the clerk’s office of the Commercial Court of Brussels, Belgium and published in the Annex to the Belgian State Gazette (Bijlage bij het Belgisch Staatsblad/Annexes du Moniteur belge), in compliance with Article 772/7 of the BCC.

16.2.2	This Merger Proposal, the reports referred to in Section 12, the independent expert reports referred to in Section 13 and the adopted annual accounts of each of the Merging Companies of the last three financial years (including the auditor’s/accountant’s reports on these accounts) together with the annual reports for the last three financial years of the Merging Companies, and the interim accounts will be deposited at the registered office of Delhaize at the disposal of the shareholders, bondholders, holders of special rights and employees’ representatives, in compliance with Article 772/10, § 2 of the BCC, and will be made electronically available.

16.2.3	The extraordinary general meetings of the Merging Companies which will be asked to resolve to approve the Merger in accordance with this Merger Proposal shall be held no earlier than six weeks after the filing and publication of this Merger Proposal in the Annex to the Belgian State Gazette (Bijlage bij het Belgisch Staatsblad/Annexes du Moniteur belge).

17	Miscellaneous

17.1	This Merger Proposal has been drawn up in Dutch, French and English. The content of the three language versions is identical, apart from having been prepared in three separate languages. The content of this Merger Proposal has been discussed and agreed by the Merging Companies in the English language and in the case of differences occurring in the explanation of the text due to the translation, the English version of this Merger Proposal will prevail.

17.2	The Schedules to this Merger Proposal form an integral part of this Merger Proposal.

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signature pages follow

Part 2 / Partie 2 / Deel 2

PROJET COMMUN DE FUSION TRANSFRONTALIERE

(le “Projet de Fusion”)

ETABLI PAR :

(1)	Le conseil d’administration de Delhaize Group NV/SA, une société anonyme de droit belge (naamloze vennootschap), ayant son siège social 53 Rue Osseghem, 1080 Molenbeek-Saint-Jean (Bruxelles), Belgique, immatriculée au Registre des Personnes Morales (RPM) de Bruxelles sous le numéro 0402.206.045, société à laquelle il est fait référence ci-après comme « Delhaize » ; et

(2)	Le conseil de direction de Koninklijke Ahold N.V., une société anonyme de droit néerlandais (naamloze vennootschap), ayant son siège statutaire (statutaire zetel) à Zaandam (commune de Zaanstad), Pays-Bas et son siège social Provincialeweg 11, 1506 MA Zaandam, Pays-Bas, immatriculée au Registre du Commerce néerlandais de la Chambre du Commerce sous le numéro 35000363, société à laquelle il est fait référence ci-après comme « Ahold ».

Il est fait référence ci-après à Delhaize et Ahold collectivement comme les « Sociétés qui Fusionnent » et à chacune d’elles comme une « Société qui Fusionne ».

CONSIDERANT QUE :

(A)	Le 24 juin 2015, Delhaize et Ahold ont conclu une convention de fusion relative à la combinaison stratégique de leurs activités (la « Convention de Fusion »). Il est prévu que cette combinaison sera réalisée par le biais d’une fusion transfrontalière de Delhaize dans Ahold conformément à la Directive 2005/56/CE du Parlement européen et du Conseil de l’Union européenne du 26 octobre 2005 sur les fusions transfrontalières des sociétés de capitaux (telle que modifiée), telle que mise en œuvre aux Pays-Bas dans la Partie 7, articles 2, 3 et 3A du Livre 2 du C. Civ. Néerlandais (tel que défini ci-après) et, en Belgique, dans le Titre Vbis du Livre XI (articles 772/1 à 772/14) du C. Soc. Belge (tel que défini ci- après) (la « Fusion »).

(B)	Dans le cadre de la Fusion, Delhaize sera l’entité absorbée et Ahold sera l’entité absorbante.

(C)	Ce Projet de Fusion énonce les termes de la Fusion conformément aux articles 2:312, 2:326 et 2:333d du C. Civ. Néerlandais et à l’article 772/6 du C. Soc. Belge.

PROJET DE FUSION :

1	Définitions

Dans le présent Projet de Fusion, les termes suivants auront la signification suivante, sauf interprétation contraire imposée par le contexte :

« Actionnaires de Delhaize » signifie les détenteurs d’Actions Ordinaires de Delhaize ;

« Actions Ordinaires de Ahold » signifie les actions ordinaires de Ahold ayant chacune une valeur nominale de 0,01 EUR ;

« Actions Ordinaires de Delhaize » signifie les actions ordinaires sans valeur nominale de Delhaize ;

« ADSs » signifie les actions américaines déposées (American depositary shares) confirmées par des certificats de dépôts américains (American depositary receipts) ;

« ADSs de Ahold » signifie les ADSs de Ahold ;

« ADSs de Delhaize » signifie les ADSs en circulation de Delhaize ;

« AFM » signifie l’Autorité néerlandaise des Marchés Financiers (Stichting Autoriteit Financiële Markten) ;

« Autorisations Pertinentes en Matière de Concurrence » signifie : (i) l’expiration ou la fin de la ou des périodes d’attente applicables prévues par le US Hart-Scott-Rodino Antitrust Improvements Act de 1976, tel que modifié, et toute prolongation de celles-ci, et par toute autre règle et réglementation applicables en vertu de celui-ci ; (ii) une décision en vertu des règlementations applicables de l’UE en matière de concurrence déclarant que la Fusion est compatible avec le marché commun ou, si une telle décision a été renvoyée (en tout ou en partie) à une autorité nationale de la concurrence d’un Etat membre de l’UE, l’autorisation requise d’une telle autorité nationale de la concurrence conformément à ses lois applicables en matière de concurrence ; (iii) une décision en vertu des lois serbes applicables en matière de concurrence autorisant la Fusion et/ou déclarant que la Fusion ne restreint pas, ne fausse pas ou n’empêche pas considérablement la concurrence sur le marché de la République de Serbie dans son ensemble ou dans une partie pertinente de celui-ci ; et (iv) une décision en vertu des lois applicables en matière de concurrence de la République du Monténégro autorisant la Fusion et/ou déclarant que la Fusion ne restreint pas, ne fausse pas ou n’empêche pas considérablement la concurrence sur le marché de la République du Monténégro dans son ensemble ou dans une partie pertinente de celui-ci ;

« C. Civ. Néerlandais » signifie le Code civil néerlandais (Burgerlijk Wetboek) ;

« C. Soc. Belge » signifie le Code des sociétés belge (Wetboek van vennootschappen);

« Closing » ou « Date du Closing » signifie le jour au cours duquel un notaire de droit civil néerlandais passe l’acte notarié néerlandais de Fusion transfrontalière ;

« Conditions Suspensives » signifie les conditions suspensives énoncées aux articles 4.1, 4.2 et 4.3 ;

« Conseil d’Administration » signifie le conseil d’administration de Delhaize ;

« Conseil de Direction » signifie le conseil de direction de Ahold ;

« Conseil de Surveillance » signifie le conseil de surveillance de Ahold ;

« Conseils des Sociétés qui Fusionnent » signifie le Conseil d’Administration et le Conseil de Direction ;

« Contrepartie de la Fusion par ADS » a la signification visée à l’article 6.1.2(iv) ;

« Convention de Fusion » a la signification visée au considérant (A) ;

« Conversion » a la signification visée à l’article 2.2 ;

« Date Comptable » a la signification visée à l’article 9.1 ;

« Deloitte » signifie Deloitte Bedrijfsrevisoren/Reviseurs d’Entreprises BCVBA / CSCRL ;

« Détenteurs d’ADSs de Delhaize » signifie les détenteurs d’ADSs de Delhaize ;

« Effet Défavorable Significatif » sur Delhaize ou Ahold signifie tout changement, événement ou développement qui, pris individuellement ou conjointement avec tout autre changement, événement ou développement, a ou est raisonnablement susceptible d’avoir un effet défavorable significatif sur les activités, la situation financière ou le résultat d’exploitation soit du Groupe Ahold soit du Groupe Delhaize, selon le cas, ce qui suit n’étant toutefois pas pris en considération afin de déterminer si un Effet Défavorable Significatif a eu lieu :

(i)	tout changement, événement ou développement affectant globalement les secteurs d’activités dans lesquels le Groupe Ahold ou le Groupe Delhaize, respectivement, sont actifs ou tout changement, événement ou développement dans les conditions économiques globales ou réglementaires, les conditions législatives ou politiques, ou dans les conditions liées aux valeurs mobilières, conditions de crédit, conditions financières ou autres des marchés financiers, dans chaque cas aux Pays-Bas, en Belgique, en Grande-Bretagne, en Grèce, aux Etats- Unis ou dans toute autre juridiction, sauf, dans chaque cas, dans la mesure où un tel changement, événement ou développement affecte le Groupe Ahold ou le Groupe Delhaize, respectivement, d’une manière significativement disproportionnée en comparaison avec les autres entreprises actives dans la zone géographique pertinente et dans les secteurs d’activités dans lesquels le Groupe Ahold ou le Groupe Delhaize sont respectivement actifs ;

(ii)	tout changement, événement ou développement, dans la mesure où celui-ci résulte de la signature et de l’exécution de la Convention de Fusion ou de l’annonce publique, de l’existence ou de la clôture de la Fusion ou de toute autre opération prévue par le Convention de Fusion, y compris les litiges entre actionnaires et l’impact de tel changement ou développement sur les relations contractuelles ou autres d’une telle partie ou d’une quelconque de ses filiales avec ses employés, syndicats, clients, fournisseurs ou partenaires ;

(iii)	tout changement, événement ou développement, dans la mesure où celui-ci résulte de la non réalisation par le Groupe Ahold ou le Groupe Delhaize, respectivement, de toute prévision, projection, estimation ou prédiction interne ou publiée en termes de revenus, résultats ou de tout autre paramètre financier ou d’exploitation pour toute période (étant entendu que les faits et circonstances donnant lieu à une telle non réalisation peuvent être considérés comme constituant, et être pris en considération afin de déterminer si, un Effet Défavorable Significatif a eu lieu, si de tels faits et circonstances ne sont pas autrement décrits dans les paragraphes (i), (ii), ou (v) à (viii) de la présente définition) ;

(iv)	tout changement du ou dans le prix de marché, la notation de crédit (relative à Ahold, Delhaize ou leurs valeurs mobilières respectives) ou le volume des opérations quant à leurs valeurs mobilières respectives (étant entendu que les faits et circonstances donnant lieu à un tel changement peuvent être considérés comme constituant, et être pris en considération afin de déterminer si, un Effet Défavorable Significatif a eu lieu, si de tels faits et circonstances ne sont pas autrement décrits dans les paragraphes (i), (ii), ou (v) à (viii) de la présente définition) ;

(v)	tout changement ou proposition de changement, après la date de la Convention de Fusion, des règles applicables, GAAP ou IFRS (ou, dans chaque cas, de leur interprétation faisant foi) ;

(vi)	les conditions géopolitiques, le déclenchement ou l’escalade d’hostilités, tout acte de guerre, de sabotage ou de terrorisme, ou toute intensification ou aggravation de tels actes de guerre, de sabotage ou de terrorisme en cours ou menaçant de se produire à la date de la Convention de Fusion, sauf dans la mesure où un tel changement, événement ou développement affecte le Groupe Ahold ou le Groupe Delhaize, respectivement, d’une manière significativement disproportionnée en comparaison avec les autres entreprises actives dans la zone géographique pertinente et dans les secteurs d’activités dans lesquels le Groupe Ahold ou le Groupe Delhaize sont respectivement actifs ;

(vii)	tout ouragan, tornade, inondation, tremblement de terre ou toute autre catastrophe naturelle, sauf dans la mesure où un tel changement, événement ou développement affecte le Groupe Ahold ou le Groupe Delhaize, respectivement, d’une manière significativement disproportionnée en comparaison avec les autres entreprises actives dans la zone géographique pertinente et dans les secteurs d’activités dans lesquels le Groupe Ahold ou le Groupe Delhaize sont respectivement actifs ; ou

(viii)	tout changement, événement ou développement, dans la mesure où celui-ci résulte de toute action par tout membre du Groupe Ahold ou du Groupe Delhaize, respectivement, expressément requise en vertu de la Convention de Fusion ;

« Attributions en Actions de Delhaize » signifie, collectivement, les EU Options de Delhaize, les EU PSUs de Delhaize, les US Options de Delhaize et les US RSUs/PSUs de Delhaize ;

« EU Option de Delhaize » signifie une option d’achat d’une Action Ordinaire de Delhaize, octroyée conformément aux EU Plans d’Intéressement de Delhaize ;

« EU Plans d’Intéressement de Delhaize » signifie le Plan 2007 de Stock Options de Delhaize Groupe pour les Employés des Sociétés Non Américaines et le Plan Européen 2014 de Performance Stock Unit de Delhaize Groupe ;

« EU PSU de Delhaize » signifie un restricted stock unit award soumis à des conditions de performance quant aux Actions Ordinaires de Delhaize octroyé conformément aux EU Plans d’Intéressement de Delhaize ;

« Fondation Ahold » a la signification visée à l’article 4.3.1 ;

« Fusion » a la signification visée au considérant (A) ;

« Groupe Ahold » signifie Ahold et ses filiales ;

« Groupe Delhaize » signifie Delhaize et ses filiales ;

« Heure de Prise d’Effet » a la signification visée à l’article 2.1 ;

« Hive-Down » a la signification visée à l’article 2.2 ;

« Loi RWER » a la signification visée à l’article 11.1.1 ;

« Montant EU PSU de Delhaize » signifie, quant à chaque EU PSU de Delhaize, la somme :

(i)	du résultat (A) du nombre d’Actions Ordinaires de Delhaize soumises au EU PSU de Delhaize applicable, sur la base des conditions de performance effectivement atteintes jusqu’à la fin de l’année calendaire qui précède immédiatement l’année durant laquelle l’Heure de Prise d’Effet survient (tel que raisonnablement déterminé par le Conseil d’Administration (ou, le cas échéant, tout comité du Conseil d’Administration en charge de l’administration des Plans d’Intéressement) avant l’Heure de Prise d’Effet), multiplié par (B) une fraction, dont le numérateur correspond au nombre d’années calendaires dans la période de vesting basée sur la performance du EU PSU de Delhaize applicable achevées avant l’année calendaire durant laquelle l’Heure de Prise d’Effet a lieu et dont le dénominateur correspond au nombre total d’années dans une telle période de vesting basée sur la performance, et

(ii)	du résultat (a) du nombre d’Actions Ordinaires de Delhaize soumises à un tel EU PSU de Delhaize, sur la base de la réalisation des objectifs fixés quant aux conditions de performance applicables, multiplié par (b) une fraction, dont le numérateur correspond au nombre d’années calendaires dans la période de vesting basée sur la performance du EU PSU de Delhaize applicable qui n’ont pas été achevées avant l’année calendaire durant laquelle l’Heure de Prise d’Effet a lieu et dont le dénominateur correspond au nombre total d’années dans une telle période de vesting basée sur la performance ;

« Neutre Fiscalement » signifie que la Fusion sera qualifiée de « fusion » au sens de l’article 210, §1, 1° du Code belge des Impôts sur les Revenus de 1992 et bénéficiera : (i) du régime de report (rollover regime) de l’impôt des sociétés prévu par les articles 211 et 229, §4 du Code belge des Impôts sur les Revenus ; (ii) de l’exemption des droits d’enregistrement prévue par l’article 117, §1 du Code belge des droits d’enregistrement, d’hypothèque et de greffe du 30 novembre 1939 ; (iii) du régime de report (rollover regime) prévu par l’article 45, §1 du Code belge des Impôts sur les Revenus ; et (iv) du régime TVA prévu par les articles 11 et 18, §3 du Code belge de la TVA du 3 juillet 1969 ;

« NewDelhaize » a la signification visée à l’article 2.2 ;

« Obligations Belges » a la signification visée à l’article 11.4.2(i) ;

« Obligations U.S. » a la signification visée à l’article 11.4.2(ii) ;

« Option d’Achat de la Fondation Ahold » a la signification visée à l’article 5.2 ;

« Participation des Employés » a la signification visée à l’article 1:1 de la Loi RWER ;

« Plans d’Intéressement de Delhaize » signifie, conjointement, les EU Plans d’Intéressement de Delhaize et les US Plans d’Intéressement de Delhaize ;

« Projet de Fusion » signifie le présent projet commun de Fusion transfrontalière entre Delhaize, en tant que société absorbée, et Ahold, en tant que société absorbante ;

« Projet de Scission » a la signification visée à l’article 2.2 ;

« PSU Converti » a la signification visée à la sous-section (a) de la Section 2 de l’Annexe 1 ;

« PwC » signifie PricewaterhouseCoopers Accountants N.V. ;

« Rapport d’Echange » a la signification visée à l’article 5.3.1 ;

« Ratio ADS de Delhaize » a la signification visée à l’article 6.1.2(iv) ;

« Remboursement du Capital Ahold » a la signification visée à l’article 6.5.3 ;

« Résolutions Requises de Ahold » a la signification visée à l’article 4.1.1 ;

« Ruling Fiscal pour la Fusion » a la signification visée à l’article 4.1.10 ;

« Scission » a la signification visée à l’article 2.2 ;

« Société Combinée » signifie l’entité qui existera après la réalisation de la Fusion ;

« US Option de Delhaize » signifie une option, sous la forme d’un warrant, pour l’achat d’une ADS de Delhaize, octroyée conformément aux US Plans d’Intéressement de Delhaize ;

« US Plans d’Intéressement de Delhaize » signifie le Plan 2012 de Restricted Stock Unit de Delhaize America, LLC, en vigueur depuis le 24 mai 2012, et le US Plan d’Intéressement 2012 du Groupe Delhaize , en vigueur depuis le 24 mai 2012 ;

« US RSU/PSU de Delhaize » signifie un restricted stock unit relatif aux ADSs de Delhaize, qu’ils soient soumis ou non à des conditions de vesting liées à la performance, octroyé conformément aux US Plans d’Intéressement de Delhaize; et

« Valeur ADS Delhaize » signifie le dernier prix de vente publié des ADSs de Delhaize sur NYSE (tel que publié dans The Wall Street Journal ou, si non publié dans The Wall Street Journal, dans une autre source faisant autorité choisie de commun accord par Delhaize et Ahold) durant le dernier jour de négoce complet avant la date de l’Heure de Prise d’Effet.

2	Fusion

2.1	Fusion

Les Conseils des Sociétés qui Fusionnent proposent de procéder, selon les termes et aux conditions figurant dans le présent Projet de Fusion, à la Fusion, au terme de laquelle :

2.1.1	tous les actifs, passifs (vermogen) et relations juridiques de Delhaize seront transférés à Ahold par transmission universelle de patrimoine à titre universel (overgang onder algemene titel) de sorte que Ahold se substituera automatiquement à Delhaize dans tous ses droits et obligations ;

2.1.2	les Actionnaires de Delhaize et/ou les Détenteurs d’ADSs de Delhaize deviendront actionnaires de Ahold et/ou détenteurs d’ADSs de Ahold ; et

2.1.3	Delhaize sera dissoute sans être mise liquidation et cessera donc d’exister.

La Fusion prendra effet à minuit (00:00), heure de l’Europe centrale, le premier jour suivant le jour du Closing (l’« Heure de Prise d’Effet »). A compter de l’Heure de Prise d’Effet, Ahold établira une succursale en Belgique et allouera à cette succursale tous les actifs, passifs et relations juridiques de Delhaize détenus par Delhaize avant l’Heure de Prise d’Effet et poursuivra, au travers de cette filiale, les activités commerciales qui étaient menées par Delhaize avant l’Heure de Prise d’Effet.

2.2	Hive-Down Post-Fusion

Aussi rapidement que possible après la réalisation de la Fusion, la Société Combinée a l’intention de réaliser une scission juridique (afsplitsing) (la « Scission »). Ahold publiera conformément au droit néerlandais un projet de scission (splitsingsvoorstel) aux fins de la Scission (le « Projet de Scission »).

En vertu de la Scission, les actifs et passifs de (l’ancienne) Delhaize seront transférés à une filiale néerlandaise entièrement détenue par la Société Combinée qui sera constituée à l’occasion et en vertu de la Scission (« NewDelhaize »). Le Conseil de Direction entend décider de réaliser la Scission conformément à l’article 2:334ff du C. Civ. Néerlandais et au Projet de Scission.

Afin de changer la nationalité néerlandaise de NewDelhaize, la Société Combinée a l’intention, suite à la Scission, de transférer le siège de NewDelhaize (zetel verplaatsing) en Belgique par le biais d’une transformation de NewDelhaize en une société en commandite par actions (la « Conversion »). Après la Conversion, les activités de (l’ancienne) Delhaize seront menées directement par le biais de NewDelhaize au lieu d’une succursale belge.

La Société Combinée veillera à mettre en œuvre la Conversion aussi rapidement que possible après la Scission. La Conversion est soumise à (i) une procédure d’approbation interne au niveau de la Société Combinée ainsi que de NewDelhaize et (ii) la réalisation de certains aspects procéduraux conformément au droit applicable. En ce qui concerne (ii), NewDelhaize devra, entre autres, préparer et publier un projet distinct de transformation (omzettingsvoorstel) qui sera mis à disposition conformément au droit applicable.

Il est fait référence à la restructuration envisagée par le biais de la combinaison de la Scission et de la Conversion comme étant le « Hive-Down ».

3	Forme, dénomination sociale, siège social, siège statutaire et objet social de Ahold et de Delhaize

3.1	La forme, la dénomination sociale, le siège social, le siège statutaire et l’objet social de Ahold sont les suivants et, à l’exception de la dénomination légale, ne seront pas modifiés dans le cadre de la Fusion :

3.1.1	Forme : société anonyme de droit néerlandais (naamloze vennootschap).

3.1.2	Dénomination sociale : Koninklijke Ahold N.V. Il est proposé que la dénomination légale de Ahold soit changée en « Koninklijke Ahold Delhaize N.V. » à l’Heure de Prise d’Effet. Cette dénomination sociale est soumise à la demande de Ahold à Sa Majesté le Roi des Pays-Bas de confirmer (bestendigen) que le prédicat

« Koninklijke » de Ahold est honoré. En l’absence d’une telle confirmation, il est proposé que la dénomination légale de Ahold soit modifiée en « Ahold Delhaize N.V. » à l’Heure de Prise d’Effet.

3.1.3	Siège social : Provincialeweg 11, 1506 MA Zaandam (commune de Zaanstad), Pays-Bas.

3.1.4	Siège statutaire : Zaandam, Pays-Bas.

3.1.5	Objet social : L’objet social de Ahold est de promouvoir ou de se joindre à d’autres pour la promotion de sociétés et d’entreprises, de prendre des participations dans des sociétés et entreprises, de financer des sociétés et entreprises, y compris

d’octroyer des garanties et d’agir en tant que caution au profit de tiers en tant que sûreté pour des passifs de sociétés et d’entreprises avec lesquelles la société s’est jointe dans un groupe ou dans lesquelles la société possède une participation ou avec lesquelles la société collabore d’une quelconque autre manière, de pourvoir à l’administration et d’exploiter des sociétés qui sont engagées dans le commerce de gros et de détail de produits de consommation et de consommables et des sociétés fabriquant de tels produits, d’exploiter des restaurants et des sociétés engagées dans la prestation de services publics, y compris tous les actes et choses qui sont liés ou pouvant y contribuer au sens le plus large ainsi que de promouvoir, participer à, pourvoir à l’administration de et, le cas échéant, d’exercer des activités de toute autre nature.

3.2	La forme, la dénomination sociale, le siège social et l’objet social de Delhaize sont les suivants :

3.2.1	Forme : société anonyme de droit belge.

3.2.2	Dénomination sociale : Delhaize Group NV/SA.

3.2.3	Siège social : 53 Rue Osseghem, 1080 Molenbeek-Saint-Jean (Bruxelles), Belgique.

3.2.4	Objet social : L’objet social de Delhaize est le commerce de marchandises et denrées durables ou non, de vins et spiritueux, la fabrication et la vente de tous articles de grande consommation, de ménage et autres, ainsi que toutes activités de services. Dans ce cadre, Delhaize peut accomplir en Belgique ou à l’étranger, toutes opérations industrielles, commerciales, mobilières, immobilières ou financières de nature à favoriser ou étendre directement ou indirectement son industrie et son commerce. Elle peut également s’intéresser par toutes voies, dans toutes activités, entreprises ou sociétés, ayant un objet identique, analogue ou connexe ou qui sont de nature à favoriser le développement de son entreprise, à lui procurer des matières premières ou à faciliter l’écoulement de ses produits.

4	Conditions Suspensives

4.1	L’obligation respective de chaque Société qui Fusionne de mettre en œuvre la Fusion est subordonnée à la réalisation ou, dans la mesure autorisée par la loi applicable, à la renonciation par écrit (en tout ou partie, étant entendu que la partie ne faisant pas l’objet d’une renonciation devra être satisfaite d’une autre manière) par les Sociétés qui Fusionnent conjointement, au jour ou avant la Date du Closing, des conditions suivantes :

4.1.1	l’adoption par l’assemblée générale extraordinaire des actionnaires de Ahold ou, le cas échéant, toute assemblée extraordinaire ultérieure de Ahold des résolutions suivantes (les « Résolutions Requises de Ahold ») :

(i)	l’approbation du présent Projet de Fusion (c’est-à-dire la décision de fusionner), avec effet à compter de l’Heure de Prise d’Effet ;

(ii)	la nomination de nouveaux membres du Conseil de Direction et du Conseil de Surveillance telle que prévue par la Convention de Fusion, avec effet à compter de l’Heure de Prise d’Effet et subordonnée à la prise d’effet de la Fusion ; et

(iii)	une modification des statuts de Ahold afin de mettre en œuvre la structure de gouvernance de Ahold énoncée dans la Convention de Fusion, avec effet depuis l’Heure de Prise d’Effet et subordonnée à la prise d’effet de la Fusion ;

4.1.2	l’adoption par l’assemblée générale des Actionnaires de Delhaize ou, le cas échéant, toute assemblée extraordinaire ultérieure de Delhaize des résolutions suivantes :

(i)	l’approbation du présent Projet de Fusion, avec effet à compter de l’Heure de Prise d’Effet ; et

(ii)	l’approbation de la Fusion transfrontalière par absorption de Delhaize par Ahold conformément aux termes du présent Projet de Fusion, avec effet depuis et subordonnée à l’Heure de Prise d’Effet, et donc de la dissolution sans liquidation de Delhaize ;

4.1.3	la réception des Autorisations Pertinentes en Matière de Concurrence ou, le cas échéant, l’expiration ou la fin des périodes d’attente applicables en lieu et place de telles autorisations en matière de concurrence ;

4.1.4	l’obtention par un notaire de droit civil (notaris) de Allen & Overy LLP, Amsterdam du certificat de pré-fusion délivré par le notaire belge de droit civil conformément aux lois belges applicables ;

4.1.5	les Actions Ordinaires de Ahold pouvant être émises au bénéfice des Actionnaires de Delhaize et des Détenteurs d’ADS de Delhaize dans le cadre de la Fusion ayant été approuvées pour leur admission et négociation sur les bourses Euronext Amsterdam et Euronext Brussels ;

4.1.6	le prospectus préparé et déposé auprès de l’AFM ayant été approuvé en vertu du droit néerlandais par l’AFM et ayant été transmis (passported) en Belgique, dans chaque cas, conformément aux lois applicables ;

4.1.7	la déclaration d’enregistrement sur le Formulaire F-4 (Form F-4) de Ahold, dont le prospectus américain fait partie (le « Prospectus US »), ayant été déclarée effective par le US Securities and Exchange Commission conformément au Securities Act de 1933, tel que modifié, et aucune injonction de cessation (stop order) suspendant l’effectivité d’une telle déclaration d’enregistrement n’étant en vigueur et aucune procédure à cette fin n’étant pendante ;

4.1.8	aucune opposition par des créanciers de Ahold n’ayant été déposée ou, si une telle opposition a été déposée, qu’elle ait été retirée, résolue ou levée par une décision de justice émanant du tribunal compétent aux Pays-Bas ayant force exécutoire ;

4.1.9	aucune entité gouvernementale d’une juridiction compétente n’ayant adopté, émis, promulgué, mis en œuvre ou ayant rendu une décision, une injonction, un jugement, un arrêté ou accompli une autre action, en vigueur, qui interdit ou rend illégale la clôture de la Fusion conformément aux termes de la Convention de Fusion ; et

4.1.10	Ahold et Delhaize ayant obtenu un ruling des autorités fiscales belges confirmant que la Fusion sera Neutre Fiscalement en droit belge sous réserve, le cas échéant, des conditions prévues par les lois et la pratique en matière de ruling applicables (le « Ruling Fiscal pour la Fusion »). Le Ruling Fiscal pour la Fusion a été obtenu le 13 octobre 2015.

4.2	En outre, chaque obligation de Ahold et de Delhaize de mettre en œuvre la Fusion est également subordonnée à la réalisation ou la renonciation (en tout ou partie, étant entendu que la partie ne faisant pas l’objet d’une renonciation devra être satisfaite d’une autre manière) par écrit par une telle Société qui Fusionne, au jour ou avant la Date du Closing, des conditions suivantes :

4.2.1	aucun changement, événement ou développement, pris individuellement ou dans leur ensemble, ayant eu ou étant raisonnablement susceptible d’avoir un Effet Défavorable Significatif quant à l’autre Société qui Fusionne n’ayant eu lieu depuis le 24 juin 2015, c’est-à-dire la date de la Convention de Fusion et persistant à la Date du Closing ;

4.2.2	les garanties de l’autre Société qui Fusionne (autres que les garanties spécifiques quant à son capital social ainsi que les garanties quant à l’absence d’événement ayant un Effet Défavorable Significatif sur ladite autre Société qui Fusionne entre, dans le cas de Ahold, le 28 décembre 2014 et, dans le cas de Delhaize, le 31 décembre 2014, et le 24 juin 2015, c’est-à-dire la date de la Convention de Fusion) étant exactes et complètes à compter de la Date du Closing, comme si celles-ci avaient été données au jour et à compter de la Date du Closing (sauf dans la mesure où elles seraient expressément faites à une date antérieure, auquel cas à compter de ladite date antérieure), sous réserve des cas où le fait que les garanties de ladite Société qui Fusionne ne sont pas exactes ou complètes (sans égard à une quelconque limitation de l’« importance » ou de l’« Effet Défavorable Significatif » énoncée dans de telles autres garanties de la Société qui Fusionne), prises individuellement ou dans leur ensemble, n’a pas eu ou n’est raisonnablement pas susceptible d’avoir un Effet Défavorable Significatif quant à l’autre Société qui Fusionne ;

4.2.3	certaines garanties spécifiques de l’autre Société qui Fusionne quant à son capital social étant exactes et complètes, à tous égards importants (in all material respects), à la Date du Closing, comme si celles-ci avaient été données au jour et à compter de la Date du Closing (sauf dans la mesure où elles seraient expressément faites à une date antérieure, auquel cas à compter de ladite date antérieure) ;

4.2.4	les garanties de l’autre Société qui Fusionne quant à l’absence d’événement ayant un Effet Défavorable Significatif sur une telle autre Société qui Fusionne entre, dans le cas de Ahold, le 28 décembre 2014 et, dans le cas de Delhaize, le 31 décembre 2014 et la date de la Convention de Fusion étant exactes et complètes à la date de la Convention de Fusion ; et

4.2.5	l’autre Société qui Fusionne ayant exécuté, à tous égards importants (in all material respects), tous ses engagements, ses contrats et obligations qu’elle devait exécuter en vertu de la Convention de Fusion au jour ou avant la Date du Closing ;

et une telle Société qui Fusionne ayant reçu un certificat signé pour le compte de l’autre Société qui Fusionne par un mandataire de celle-ci daté de la Date du Closing certifiant que les conditions décrites dans le présent article 4.2 ont été réalisées.

4.3	L’obligation de Delhaize de mettre en œuvre la Fusion est par ailleurs subordonnée à la réalisation ou la renonciation (en tout ou partie, étant entendu que la partie ne faisant pas l’objet d’une renonciation devra être satisfaite d’une autre manière) par écrit par Delhaize au jour ou avant la Date du Closing de la condition additionnelle suivante :

4.3.1	la Stichting Ahold Continuïteit (la « Fondation Ahold ») (i) n’a pas exercé (en tout ou partie) l’Option d’Achat de la Fondation Ahold ou (ii) si la Fondation Ahold a exercé (en tout ou en partie) l’Option d’Achat de la Fondation Ahold, la Fondation Ahold a voté en faveur des Résolutions Requises de Ahold.

4.4	Conformément à l’article 2:318 du C. Civ. Néerlandais, la Fusion doit être réalisée dans les six mois suivants l’annonce de la publication du Projet de Fusion dans un journal néerlandais de diffusion nationale. Si ce délai de six mois expire sans que la Fusion ne soit devenue effective, les Sociétés qui Fusionnent peuvent décider de publier un nouveau projet de fusion conformément aux lois et procédures applicables et sans préjudice de l’article 4.5 ci-dessous.

4.5	La Convention de Fusion peut également être résiliée, par notification écrite de l’une des Sociétés qui Fusionnent à l’autre Société qui Fusionne si la Fusion n’a pas eu lieu avant le 15ème mois-anniversaire suivant la date de la Convention de Fusion.

4.6	Si les Conditions Suspensives sont réalisées et sous réserve des règles applicables, la Fusion prendra effet à l’Heure de Prise d’Effet. Les Conseils des Sociétés qui Fusionnent auront tous les pouvoirs nécessaires afin de prendre connaissance de la (non) réalisation de ces Conditions Suspensives et de demander au notaire néerlandais de droit civil de passer l’acte notarié néerlandais de Fusion transfrontalière afin de mettre en œuvre la Fusion.

5	Rapport d’échange

5.1	Capital Social de Delhaize

Le 15 décembre 2015, le capital social souscrit de Delhaize s’élevait à 51.883.430 EUR, divisé en 103.766.860 Actions Ordinaires de Delhaize sans valeur nominale, dont 564.768 Actions Ordinaires de Delhaize étaient détenues par Delhaize comme actions propres. Le 15 décembre 2015, 1.519.619 warrants Delhaize, représentant des US Options de Delhaize, étaient en circulation, chacun donnant droit à une action. Le 15 décembre 2015, 25.173.496 ADSs de Delhaize étaient en circulation.

5.2	Capital Social de Ahold

Le 15 décembre 2015, le capital social souscrit de Ahold s’élevait à 11.027.882,37 EUR, divisé en (i) 834.373.134 Actions Ordinaires de Ahold ayant une valeur nominale de 0,01 EUR chacune, dont 15.922.580 Actions Ordinaires de Ahold étaient détenues par Ahold comme action propres et (ii) 268.415.103 actions de financement cumulatives préférentielles ayant chacune une valeur nominale de 0,01 EUR, toutes en circulation. Le 15 décembre 2015, 36.076.380 ADSs de Ahold étaient en circulation. Ahold a attribué à la Fondation Ahold une option d’achat afin d’acquérir un certain nombre d’actions de financement cumulatives préférentielles représentant le capital social de Ahold avec une valeur de 500 EUR chacune, jusqu’à atteindre une valeur nominale totale égale à la valeur nominale de toutes les Actions Ordinaires de Ahold et toutes les actions de financement cumulatives préférentielles de Ahold, dans tous les cas émises et en circulation au moment de l’exercice de l’option moins la valeur nominale totale de toutes les actions de financement cumulatives préférentielles détenues par la Fondation Ahold au même moment (l’« Option d’Achat de la Fondation Ahold »). Le 15 décembre 2015, aucune action de financement cumulative préférentielle de ce type n’avait été émise. Sans préjudice du regroupement d’actions décrit à l’article 6.5, ceci entrainera une réduction du nombre total d’Actions Ordinaires de Ahold émises immédiatement avant le Closing.

5.3	Rapport d’Echange

5.3.1	Conformément à la Convention de Fusion, à l’Heure de Prise d’Effet Ahold attribuera pour chaque Action Ordinaire de Delhaize émise et en circulation 4,75 Actions Ordinaires de Ahold (ce rapport entre les Actions Ordinaires de Ahold et les Actions Ordinaires de Delhaize, le « Rapport d’Echange »).

5.3.2	Sans préjudice de l’article 6.1.2, in fine, aucun paiement en espèces ne sera effectué conformément au Rapport d’Echange lors de la réalisation de la Fusion.

6	Modalités d’attribution des Actions Ordinaires de Ahold et des ADSs de Ahold – Augmentation de Capital – Goodwill et réserves – Participations aux bénéfices – Annulation d’actions et modifications du capital avant le Closing

6.1	Modalités d’attribution des Actions Ordinaires de Ahold et des ADSs de Ahold

6.1.1	À l’Heure de Prise d’Effet, Ahold attribuera pour chaque Action Ordinaire de Delhaize émise et en circulation (autre que toute Action Ordinaire de Delhaize détenue par Delhaize comme action propre ou par Ahold, le cas échéant) 4,75 Actions Ordinaires de Ahold.

6.1.2	À l’Heure de Prise d’Effet, toutes les Actions Ordinaires de Delhaize cesseront d’être en circulation, seront automatiquement annulées et cesseront d’exister, et :

(i)	chaque inscription en compte auprès d’intermédiaires de dépôt participant au système centralisé de dépôt et de compensation géré par Euroclear représentant auparavant ces Actions Ordinaires de Delhaize (autres que les Actions Ordinaires de Delhaize détenues par Delhaize comme actions propres et les Actions Ordinaires de Delhaize détenues par Ahold, le cas échéant) représenteront par la suite les Actions Ordinaires de Ahold attribuées en échange de ces Actions Ordinaires de Delhaize dans la Fusion conformément au Rapport d’Echange ;

(ii)	chaque Action Ordinaire de Delhaize détenue par Delhaize comme action propre et chaque Action Ordinaire de Delhaize détenue par Ahold, le cas échéant, ne sera plus en circulation, sera annulée et cessera d’exister, et aucune compensation ne sera attribuée en échange conformément à l’article 703, § 2, juncto article 772/1 C. Soc. Belge ;

(iii)	Ahold devra enregistrer dans son registre d’actionnaires l’ancien détenteur de chaque Action Ordinaire de Delhaize enregistrée avec le nombre d’Actions Ordinaires de Ahold résultant de l’application du Rapport d’Echange, en se fondant sur le nombre d’actions détenues apparaissant dans le registre des actions de Delhaize au Closing, nombre qui sera présumé être correct, et ensuite clôturer le registre des actions électronique de Delhaize ;

(iv)	chaque ADS de Delhaize ne sera plus en circulation et sera annulé en échange du droit pour le détenteur de chacun de ces ADS de Delhaize de recevoir, à sa discrétion, (i) un nombre d’ADSs de Ahold égal au produit du (a) nombre d’Actions Ordinaires de Delhaize représenté par un ADS de Delhaize (le « Ratio ADS de Delhaize ») multiplié par (b) le Rapport d’Echange divisé par (c) le nombre d’Actions Ordinaires de Ahold représenté par un ADS de Ahold ou (ii) un nombre d’Actions Ordinaires de Ahold égal au produit du (a) Ratio ADS de Delhaize multiplié par (b) le Rapport d’Echange (sous-sections (i) et (ii), la « Contrepartie de la Fusion par ADS ») ; et

(v)	chaque Attributions en Actions de Delhaize devra être traité conformément à l’Annexe 1 qui fait partie intégrante de ce Projet de Fusion,

à l’exception du fait qu’aucune fraction d’Action Ordinaire de Ahold ou d’ADS de Ahold ne sera attribuée, mais plutôt :

(a)	pour les inscriptions en compte (visées sous (i) ci-dessus), l’intermédiaire de chaque actionnaire respectif devra rassembler les fractions en de nouvelles Actions Ordinaires de Ahold ou ADSs de Ahold et vendre les Actions Ordinaires de Ahold ou ADSs de Ahold correspondants pour le compte des détenteurs qui auraient autrement eu le droit de recevoir une fraction d’Action Ordinaire de Ahold ou d’ADS de Ahold sur le marché en échange de liquidités, et ensuite distribuer le produit net en espèces à ces détenteurs proportionnellement aux fractions détenues par chacun d’eux ; et

(b)	pour les actionnaires enregistrés (visés sous (iii) ci-dessus), le nombre total des actions nouvellement attribuées à chaque détenteur enregistré est arrondi au nombre entier inférieur le plus proche, et la différence est payée en espèces. Cette différence sera calculée sur la base de la valeur boursière des Actions Ordinaires de Ahold sur Euronext Amsterdam à la Date du Closing, ou si la Date du Closing n’est pas un jour de bourse sur Euronext Amsterdam, le dernier jour de bourse avant la Date du Closing.

Le montant total des paiements en espèces qui seront effectués par Ahold conformément à cet article 6.1.2, in fine, ne dépassera pas 10% de la valeur nominale totale des Actions Ordinaires de Ahold qui seront attribuées dans le cadre de la Fusion.

6.1.3	Si le nombre d’Actions Ordinaires de Ahold, d’ADSs de Ahold, d’Actions Ordinaires de Delhaize ou d’ADSs de Delhaize (ou de titres convertibles, échangeables ou exerçables en Actions Ordinaires de Ahold, ADSs de Ahold, Actions Ordinaires de Delhaize ou ADSs de Delhaize) émis et en circulation change avant l’Heure de Prise d’Effet (et tel que permis par les engagements relatifs à la période entre la signature de la Convention de Fusion et le Closing), en conséquence d’un reclassement, d’une scission d’actions (y compris un regroupement d’actions), d’un dividende en actions ou d’un dividende, d’une augmentation de capital, d’une fusion, d’une subdivision, d’une offre d’achat ou d’échange, ou autre opération similaire, dans tous les cas autrement qu’en conséquence d’une réduction de capital réalisée par Ahold aux termes et conformément à l’article 6.5 ou d’un rachat d’actions réalisé par Ahold conformément à l’article 6.6, le Rapport d’Echange et/ou la Contrepartie de la Fusion par ADS devra être ajusté adéquatement afin de garantir aux Actionnaires de Delhaize et aux actionnaires de Ahold les mêmes conséquences économiques que celles prévues par la Convention de Fusion avant de telles opérations.

6.1.4	Ahold, Delhaize et chacune de leurs filiales respectives ou tout intermédiaire financier intervenant dans les opérations de Fusion aura le droit de déduire et de retenir sur les actions devant être attribuées ou des liquidités devant être distribuées aux détenteurs d’Actions Ordinaires de Delhaize, d’ADSs de Delhaize ou d’Attributions en Actions de Delhaize, un montant qu’il estime raisonnablement devoir être déduit et retenu en application de toute disposition de lois fiscales applicables. Dans la mesure où des montants sont retenus et payés de la sorte aux entités gouvernementales appropriées par Ahold, Delhaize, une quelconque de leurs filiales ou tout intermédiaire financier, le cas échéant, ces montant retenus devront être traités comme ayant été payés au détenteur des Actions Ordinaires de Delhaize, des ADSs de Delhaize ou des Equity Awards de Delhaize pour lesquels cette déduction et ce paiement ont été effectués par Ahold, Delhaize, leur filiale ou intermédiaire financier, le cas échéant.

6.1.5	Ahold et Delhaize réaliseront chacun les arrangements nécessaires avec le dépositaire de Ahold et le dépositaire de Delhaize afin de mettre en œuvre le présent article 6.

6.2	Augmentation du capital dans le cadre de la Fusion

Dans le cadre de la Fusion, le capital social de Ahold sera augmenté d’un montant égal au (i) nombre d’Actions Ordinaires de Delhaize émises moins le nombre d’Actions Ordinaires de Delhaize détenues par Delhaize comme actions propres ou par Ahold, le cas échéant, dans chaque cas au moment de l’Heure de Prise d’Effet, multiplié par (ii) le Rapport d’Echange (qui est de 4,75 mais en ayant égard au fait que le nombre d’Actions Ordinaires de Ahold devant être attribuées aux actionnaires enregistrés auxquels il est fait référence à l’article 6.1.2, sous (iii), sera arrondi au nombre entier inférieur le plus proche), multiplié par (iii) la valeur nominale d’une Action Ordinaire de Ahold (qui est de 0,01 EUR).

6.3	Effet de la Fusion sur le montant du goodwill et les réserves de Ahold

Tout goodwill payé dans le cadre des échanges d’actions sera enregistré comme du goodwill dans les comptes consolidés de Ahold à l’Heure de Prise d’Effet. Un tel goodwill consistera en la différence entre la juste valeur des actifs et passifs individuels de Delhaize tels qu’acquis dans le cadre de la Fusion et la juste valeur des Actions Ordinaires de Ahold attribuées en échange des Actions Ordinaires de Delhaize. Le montant exact en question dépend notamment des cours de bourse réels à la Date du Closing.

Une estimation préliminaire du goodwill acquis devant être comptabilisé au bilan de la Société Combinée, tel que calculé selon les cours de bourse du 11 novembre 2015, s’élève à 5.289 millions EUR.

En conséquence de la Fusion, les réserves librement distribuables de Ahold seront augmentées de la différence entre la juste valeur des Actions Ordinaires de Ahold attribuées dans le cadre de la Fusion et leur valeur nominale totale. Une estimation préliminaire de la juste valeur des Actions Ordinaires de Ahold attribuées dans le cadre de la Fusion, telle que calculée selon les cours de bourse du 11 novembre 2015, s’élève à 9.636 millions EUR.

6.4	Participation aux bénéfices

6.4.1	A l’Heure de Prise d’Effet, les Actions Ordinaires de Ahold et les ADS de Ahold attribués aux Actionnaires de Delhaize seront de la même nature et auront les mêmes droits et privilèges que les Actions Ordinaires de Ahold et les ADSs de Ahold existants, respectivement, y compris pour ce qui est du droit aux bénéfices. Ce qui précède est toutefois sans préjudice du fait que si le Closing a lieu après l’assemblée générale annuelle des actionnaires de Ahold devant être tenue en 2016, toute distribution de bénéfices pour l’exercice 2015 ne bénéficiera qu’aux Actions Ordinaires de Ahold et aux ADSs de Ahold existants avant la Fusion. Si le Closing est prévu après l’assemblée générale annuelle des actionnaires de Ahold devant être tenue en 2016 et avant l’assemblée générale annuelle de Delhaize des Actionnaires de Delhaize devant être tenue en 2016, Delhaize pourra proposer aux Actionnaires de Delhaize d’avancer la date de toute distribution de bénéfices pour l’exercice 2015.

6.4.2	Le droit à la participation aux bénéfices des nouvelles actions attribuées par Ahold à l’issue de la Fusion n’est affecté par aucune condition particulière en dehors du cas prévu à l’article 6.4.1 ci-dessus.

6.5	Réduction du capital de Ahold

Immédiatement avant le Closing,

6.5.1	la valeur nominale des Actions Ordinaires de Ahold sera augmentée d’un montant comprenant un montant total d’environ un milliard d’euros (1.000.000.000 EUR) à l’aide des réserves de primes d’émission disponibles (librement distribuables) (algemene agioreserve) de Ahold d’un montant total d’environ un milliard d’euros (1.000.000.000 EUR) ;

6.5.2	suite à cette augmentation, un regroupement d’actions sera réalisé afin que le nombre d’Actions Ordinaires de Ahold soit réduit d’un nombre égal au nombre d’Actions Ordinaires de Ahold qui aurait pu être acquis à l’aide du Remboursement du Capital Ahold ; et

6.5.3	suite à ce regroupement d’actions, une diminution de la valeur nominale des Actions Ordinaires de Ahold aura lieu, et ensuite environ un milliard d’euros (1.000.000.000 EUR) de ce montant diminué sera remboursé aux détenteurs d’Actions Ordinaires de Ahold émises et en circulation. Le surplus du montant diminué sera ajouté aux réserves de primes d’émission de Ahold (le « Remboursement du Capital Ahold »).

6.6	Rachat d’actions

Si une partie ou la totalité des détenteurs d’actions de financement cumulatives préférentielles de Ahold décide de convertir ces actions de financement cumulatives préférentielles en Actions Ordinaires de Ahold avant le Closing, Ahold devra s’engager à réaliser un rachat d’actions avant le Closing afin de compenser l’augmentation du nombre d’Actions Ordinaires de Ahold résultant de cette conversion.

7	Informations sur l’évaluation des actifs et passifs transférés par Delhaize

A la suite de la Fusion, la Société Combinée devra comptabiliser dans ses livres et comptes les actifs et passifs qu’elle acquerra suite à la Fusion à leur juste valeur de marché à la Date Comptable.

Après la réalisation de la Scission, les actifs et passifs de (l’ancienne) Delhaize transférés en vertu de la Scission seront comptabilisés dans les livres et comptes de NewDelhaize à la même valeur qu’ils l’ont été dans les livres et comptes de Delhaize à la Date Comptable. La participation de NewDelhaize sera inscrite dans les livres et comptes distincts de la Société Combinée à leur juste valeur de marché.

8	Dates des comptes des Sociétés qui Fusionnent utilisées afin de déterminer les conditions de la Fusion

Les conditions et modalités de la Fusion sont fondées sur les facteurs tels que décrits dans les rapports spéciaux respectifs des Conseils de Ahold et Delhaize (voir article 12). Dans la mesure où des comptes, parmis d’autres éléments, ont été utilisés afin d’établir les conditions et modalités de la Fusion, de tels comptes étaient les comptes de Ahold et de Delhaize relatifs à l’exercice comptable 2014 ainsi que les comptes arrêtés à la fin du premier trimestre de l’exercice comptable 2015.

9	Date Comptable – comptes annuels

9.1	Les informations financières relatives à Delhaize seront incorporées aux comptes annuels de Ahold à partir de l’Heure de Prise d’Effet, ce moment étant le moment à partir duquel, à des fins comptables, toutes les opérations de Delhaize seront considérées comme étant réalisées pour le compte de Ahold et seront traitées comme des opérations de Ahold. La Fusion n’aura donc aucune rétroactivité comptable. En conséquence, le dernier exercice complet de Delhaize se terminera le 31 décembre 2015, le dernier exercice se terminera le jour précédant celui au cours duquel l’Heure de Prise d’Effet survient (la « Date Comptable ») et les comptes définitifs à la Date Comptable seront établis.

9.2	Après l’Heure de Prise d’Effet, les obligations relatives aux comptes annuels ou autres états financiers de la Société Combinée incombent à la Société Combinée.

9.3	Sans préjudice de ce qui précède, le Conseil d’Administration préparera des comptes pour Delhaize pour la période entre le premier jour suivant le dernier exercice comptable complet de Delhaize et l’Heure de Prise d’Effet. Ces comptes de Delhaize doivent être accompagnés d’un rapport du commissaire de Delhaize. L’approbation de ces comptes de Delhaize et la décharge (kwijting) du Conseil d’Administration et du commissaire de Delhaize seront inscrites à l’ordre du jour de l’assemblée générale des actionnaires de la Société Combinée.

10	Conséquences de la Fusion

10.1	Transfert des actifs et passifs de Delhaize à Ahold par transmission de patrimoine à titre universel

10.1.1

Conformément aux termes et sous réserve des conditions prévues dans le présent Projet de Fusion, à compter de l’Heure de Prise d’Effet, tous les actifs et passifs (vermogen) et relations juridiques de Delhaize seront transférés à Ahold par transmission de patrimoine à titre universel (overgang onder algemene titel), de sorte que Ahold se substituera automatiquement à Delhaize dans tous ses droits et obligations. Les références aux actifs et passifs de Delhaize couvrent tous les droits ou biens quels qu’ils soient que Delhaize détient ou dont elle peut tirer profit, y compris ses droits et obligations hors bilan indépendamment de leur nature.

10.1.2	La description ci-dessous des actifs et passifs et relations juridiques de Delhaize est purement indicative et à des fins d’information uniquement. Cette description n’est pas limitative étant donné que la Fusion entrainera un transfert par transmission de patrimoine à titre universel de tous les actifs, passifs et relations juridiques de Delhaize à compter de l’Heure de Prise d’Effet.

10.1.3	Les actifs et passifs et relations juridiques transférés de Delhaize à Ahold dans le cadre de la Fusion comprennent (mais ne sont pas limités à) ce qui suit :

(i)	Accords contractuels. Tous les accords contractuels de Delhaize et tous droits et obligations contractuels et non-contractuels en découlant ;

(ii)	Droits de propriété intellectuelle. Tous les droits, titres et intérêts de Delhaize se rapportant aux droits de propriété intellectuelle de Delhaize, enregistrés ou non ;

(iii)	Droits liés aux biens immobiliers. Tous les droits, titres et intérêts de Delhaize se rapportant à des biens immobiliers, y compris mais non limités aux biens immobiliers énumérés à l’Annexe 2. En ce qui concerne le transfert des biens immobiliers de Delhaize, il est également renvoyé à l’article 14.2 ;

(iv)	Autorisations, licences et/ou permis utiles, nécessaires ou requis pour les activités de Delhaize. Toutes les autorisations, licences et/ou permis de Delhaize qui sont utiles, nécessaires ou requis pour ses activités, en leur état au moment de l’Heure de Prise d’Effet, y compris mais non limités aux :

(a)	numéros d’unités d’établissement de Delhaize (nummer vestigingseenheid) énumérés à l’Annexe 3 et les autorisations/enregistrements correspondants auprès de l’Agence Fédérale pour la Sécurité de la Chaîne Alimentaire (Federaal Agentschap voor de Veiligheid van de Voedselketen) ;

(b)	autres autorisations/licences, y compris mais non limitées aux éléments suivants :

(I)	licence de transport ;

(II)	licence de transport des déchets ;

(III)	autorisation de traitement des déchets ;

(IV)	autorisation de réaliser des activités d’embouteillage ;

(V)	enregistrement REACH ;

(VI)	autorisation de vendre de l’alcool ; et

(VII)	autorisation de vendre du tabac ; et/ou

(c)	autres permis, y compris mais non limités aux :

(I)	permis environnementaux.

Dans la mesure où des autorisations, licences et/ou permis ne seraient pas automatiquement transférés à la suite de la Fusion, Delhaize et Ahold prendront toutes les mesures appropriées afin de garantir le transfert ou le renouvellement de tels autorisations, licences et/ou permis.

10.2	Droits d’usufruit et gages existants sur les Actions Ordinaires de Delhaize

En vertu de l’article 2:319, sous-section 1 du C. Civ. Néerlandais, tous les droits d’usufruit (vruchtgebruik) et de gage (pand) sur les Actions Ordinaires de Delhaize, s’il y en a, grèveront les Actions Ordinaires de Ahold attribuées dans le cadre de la Fusion par le biais d’une subrogation réelle (zaaksvervanging).

10.3	Droits conférés ou indemnités à payer par Ahold aux actionnaires bénéficiant de droits spéciaux ou aux porteurs d’autres titres que des actions représentatives du c apital ou mesures proposées à leur égard

À l’exception de ce qui est prévu aux articles 5.1 et 5.2, aucune des Sociétés qui Fusionnent (i) n’a accordé de droits spéciaux aux actionnaires ou (ii) n’a d’autres titres que des actions représentatives de son capital, au sens de l’article 2:312, sous -section 2, lettre c juncto 2:320 sous-section 1 du C. Civ Néerlandais et article 772/6, §2, g) du C. Soc. Belge. Sans préjudice de l’Annexe 1, aucun droit spécial ne sera octroyé dans le cadre de la procédure de Fusion et aucune autre mesure au sens de ces dispositions n’a été proposée.

10.4	Avantages spéciaux octroyés aux membres des organes administratifs, de direction, de surveillance et de contrôle des Sociétés qui Fusionnent ou aux experts qui examinent le Projet de Fusion

10.4.1	Aucun avantage spécial au sens de l’article 2:312, sous-section 2, lettre d du C. Civ. Néerlandais et de l’article 772/6, §2, h) du C. Soc. Belge ne sera octroyé aux administrateurs et/ou aux membres de tout organe administratif, de direction, de surveillance ou de contrôle de Ahold ou de Delhaize, à l’exception de ce qui est indiqué ci-dessous :

(i)	Un octroi exceptionnel de EU PSUs de Delhaize sera accordé à M. Frans Muller. Cet octroi sera effectué par Delhaize avant le Closing et aura une valeur de 1,5 million EUR. Le vesting des EU PSUs de Delhaize aura lieu trois ans après leur octroi, sous réserve de la performance de la société par rapport aux objectifs financiers fixés lors de l’octroi. Ces objectifs portent actuellement sur la création de valeur pour les actionnaires. Le nombre d’actions devant être reçues lors du vesting des EU PSUs de Delhaize variera de 0% à 150% du nombre de EU PSUs de Delhaize octroyés, en fonction des résultats atteints par la société par rapport aux objectifs financiers. Lors du Closing, la performance sera comparée aux objectifs tels que fixés pour le plan d’intéressement à long terme de la Société Combinée.

En outre, le vesting des EU PSUs de Delhaize accordés en vertu de cet octroi exceptionnel sera subordonné (i) à l’approbation de l’octroi par l’assemblée générale extraordinaire des Actionnaires de Delhaize ; (ii) au Closing ; et (iii) à la poursuite du travail de M. Muller conformément à son contrat de management avec Delhaize à la date du Closing. Si l’une de ces conditions de vesting n’est pas remplie, le vesting n’aura pas lieu et les EU PSUs de Delhaize accordés en vertu de cet octroi exceptionnel expireront automatiquement et deviendront nuls et non avenus.

A la suite du Closing, les EU PSUs de Delhaize accordés en vertu de cet octroi exceptionnel seront convertis en actions liées à la performance (performance shares) en vertu du plan d’intéressement à long terme de la Société Combinée.

(ii)	Le contrat de service qui doit être conclu entre M. Muller et la Société Combinée comportera un accord sur les indemnités de rupture dans l’éventualité où il y est mis fin dans les deux ans suivant l’Heure de Prise d’Effet. Dans ce cas, M. Muller recevra un paiement d’une indemnité complète de deux années en vertu dudit contrat de service, c’est-à-dire rémunération avantages fixes, plan d’intéressement à court terme cible (short-term incentive plan at target), avantages incitatifs à long terme (long- term incentive benefits) et acquisition accélérée des avantages incitatifs à long terme existants et nouvellement émis (pour deux ans) (accelerated vesting of the outstanding and newly granted long-term incentive benefits) ; toute période de préavis est inclue dans ce qui précède.

Ahold soumettra cette proposition à l’approbation de l’assemblée générale des actionnaires.

(iii)	A la suite du Closing, une prime de reconnaissance (recognition award) sera octroyée à M. Dick Boer, M. Frans Muller, M. Jeff Carr, M. James McCann, M. Kevin Holt, M. Pierre Bouchut et M. Marc Croonen, chacun, par la Société Combinée. La prime de reconnaissance consistera en des actions liées à la performance (performance shares) de la Société Combinée, qui donneront lieu à la délivrance d’actions ordinaires de la Société Combinée. Le vesting sera subordonnée à la réalisation des indicateurs clés de performance qui devront être fixés avant le Closing, et à la poursuite des services. Sous réserve de ces conditions, le vesting se déroulera en deux versements de 50%, chacun, des actions liées à la performance (performance shares) octroyées. Le premier versement sera acquis 12 mois après la date d’octroi et le second versement sera acquis 24 mois après la date d’octroi. La valeur de l’octroi à chacune des personnes précitées sera égale au salaire de base d’une année, à l’exception de l’octroi de M. Frans Muller qui aura une valeur de 150% du salaire de base d’une année. Une période de détention de cinq ans s’appliquera à partir de la date de l’octroi des actions liées à la performance (performance shares).

Ahold soumettra cette proposition à l’approbation de l’assemblée générale des actionnaires.

10.4.2	PwC, représentée par Peter van Mierlo, a été nommée par Ahold afin d’émettre un rapport sur la Fusion conformément à l’article 2:328 du C. Civ. Néerlandais, tel qu’indiqué à l’article 13.1. Les honoraires de PwC relatifs à la préparation de son rapport s’élèvent à 275.000 EUR hors TVA.

10.4.3	Deloitte, représentée par Eric Nys, a été désignée par Delhaize afin de préparer un rapport sur la Fusion conformément à l’article 772/9, §§1 et 2 du C. Soc. Belge, tel qu’indiqué à l’article 13.3. Les honoraires de Deloitte relatifs à la préparation de ce rapport s’élèvent à 30.000 EUR hors TVA.

10.5	Les statuts de Ahold

10.5.1	Les statuts de Ahold en vigueur à la date du présent Projet de Fusion sont joints en Annexe 4.

10.5.2	Simultanément avec la proposition de réaliser la Fusion conformément au présent Projet de Fusion, il sera proposé à l’assemblée générale extraordinaire des actionnaires de Ahold de modifier les statuts de Ahold, conformément au texte inséré à l’Annexe 5, à condition, cependant, que le texte tel qu’inséré à l’Annexe 5 inclue également le texte des propositions de modification des statuts auxquelles il est fait référence aux articles 10.5.3 et 10.5.4. L’objectif de la première modification évoquée est de mettre en œuvre la structure de gouvernance décrite dans la Convention de Fusion, avec effet depuis l’Heure de Prise d’Effet et subordonnée à la prise d’effet de la Fusion. Les montants inclus dans le capital autorisé de Ahold (article 4.1 de l’Annexe 5) seront déterminés après que le Remboursement du Capital Ahold ait été effectué, dans les limites d’un montant total maximal de 45.000.000 EUR de capital autorisé.

10.5.3	Il sera proposé à l’assemblée générale extraordinaire des actionnaires de Ahold d’approuver le Remboursement du Capital Ahold, consistant en trois modifications des statuts de Ahold. Le projet de texte de cette proposition de modification des statuts de Ahold résultant de ces trois modifications est inséré dans le texte de l’Annexe 5.

10.5.4	Il sera proposé à l’assemblée générale extraordinaire des actionnaires de Ahold de modifier les statuts de Ahold afin d’inclure un droit d’option pour la Fondation de Ahold afin d’acquérir des actions préférentielles cumulatives dans le capital de Ahold. Le projet de texte de cette proposition de modification des statuts de Ahold est inséré dans le texte de l’Annexe 5.

10.5.5	Ni les statuts de Ahold ni les statuts de Delhaize ne contiennent une disposition relative à l’approbation de la décision de réaliser la Fusion.

10.6	Proposition de composition du conseil de surveillance, du conseil de direction et du comité exécutif de la Société Combinée

10.6.1	La liste ci-dessous énonce les personnes qui, à la date du présent Projet de Fusion, ont été désignées afin de devenir membres du conseil de surveillance de la Société Combinée à compter de l’Heure de Prise d’Effet :

(i)	M. Mats Jansson, l’actuel président du Conseil d’Administration, en tant que président ;

(ii)	M. Jan Hommen, l’actuel président du Conseil de Surveillance, en tant que vice-président ;

(iii)	M. Jacques de Vaucleroy, actuel membre du Conseil d’Administration, également en tant que vice-président ;

(iv)	M. Patrick de Maeseneire, actuel membre du Conseil d’Administration, en tant que membre du conseil de surveillance ;

(v)	Mme Dominique Leroy, actuelle membre du Conseil d’Administration, en tant que membre du conseil de surveillance ;

(vi)	M. Bill McEwan, actuel membre du Conseil d’Administration, en tant que membre du conseil de surveillance ;

(vii)	M. Jack L. Stahl, actuel membre du Conseil d’Administration, en tant que membre du conseil de surveillance ;

(viii)	M. Johnny Thijs, actuel membre du Conseil d’Administration, en tant que membre du conseil de surveillance ;

(ix)	M. Rob van den Bergh, actuel membre du Conseil de Surveillance, en tant que membre du conseil de surveillance ;

(x)	Mme Mary Anne Citrino, en tant que membre du conseil de surveillance ;

(xi)	M. René Hooft Graafland, actuel membre du Conseil de Surveillance, en tant que membre du conseil de surveillance ;

(xii)	M. Mark McGrath, actuel membre du Conseil de Surveillance, en tant que membre du conseil de surveillance ;

(xiii)	M. Ben Noteboom, actuel membre du Conseil de Surveillance, en tant que membre du conseil de surveillance ; et

(xiv)	Mme Stephanie Shern, actuelle membre du Conseil de Surveillance, en tant que membre du conseil de surveillance.

10.6.2	La liste ci-dessous énonce les personnes qui, à la date du présent Projet de Fusion, ont été désignées afin de devenir membres du conseil de direction de la Société Combinée à compter de l’Heure de Prise d’Effet :

(i)	M. Dick Boer, l’actuel Chief Executive Officer de Ahold, en tant que Chief Executive Officer ;

(ii)	M. Frans Muller, l’actuel Chief Executive Officer de Delhaize, en tant que Deputy Chief Executive Officer et Chief Integration Officer ;

(iii)	M. Jeff Carr, l’actuel Chief Financial Officer de Ahold, en tant que Chief Financial Officer ;

(iv)	M. Pierre Bouchut, l’actuel Chief Financial Officer de Delhaize, en tant que Chief Operating Officer Europe ;

(v)	M. James McCann, l’actuel Chief Operating Officer USA de Ahold, en tant que Chief Operating Officer USA ; et

(vi)	Mr. Kevin Holt, l’actuel Chief Operating Officer USA de Delhaize, également en tant que Chief Operating Officer USA.

10.6.3	La liste ci-dessous énonce les personnes qui, à la date du présent Projet de Fusion, ont été désignées afin de devenir membres du comité exécutif de la Société Combinée à compter de l’Heure de Prise d’Effet :

(i)	les membres du conseil de direction de la Société Combinée ;

(ii)	M. Marc Croonen, l’actuel Chief Human Resources Officer de Delhaize, en tant que Chief Sustainability, Transformation & Communications Officer ;

(iii)	Mme Hanneke Faber, l’actuelle Chief Commercial Officer de Ahold, en tant que Chief E-Commerce & Innovation Officer ;

(iv)	M. Jan Ernst de Groot, l’actuel Chief Legal Officer de Ahold, en tant que Chief Legal Officer ; et

(v)	Mme Abbe Luersman, l’actuelle Chief Human Resources Officer de Ahold, en tant que Chief Human Resources Officer.

Le conseil de direction de la Société Combinée sera responsable de la gestion globale et sera l’organe décisionnel de la Société Combinée et accomplira ses fonctions dans l’intérêt de la Société Combinée et de son développement. Le comité exécutif de la Société Combinée sera chargé de la gestion journalière de la Société Combinée.

10.7	Les répercussions probables de la Fusion sur l’emploi

10.7.1	Ahold et Delhaize ne prévoient pas que la Fusion entraine des diminutions significatives de l’effectif total de la Société Combinée.

10.7.2	Les employés de Delhaize seront soumis à un transfert d’entreprise dans le cadre de la procédure de Fusion. Dès que la Fusion sera réalisée, tous les droits et obligations existants découlant de contrats de travail ou de relations de travail avec Delhaize seront automatiquement transférés à Ahold, conformément à l’article 772/4 du C. Soc. Belge. Par conséquent :

(i)	tous les droits et obligations existants découlant de contrats de travail ou de relations de travail avec les employés ou les anciens employés de Delhaize seront transférés, à compter de l’Heure de Prise d’Effet, de Delhaize à Ahold qui, à partir de ce moment, bénéficiera de ces droits et respectera et exercera ces obligations ;

(ii)	à compter de l’Heure de Prise d’Effet, Ahold supportera tous les coûts relatifs aux salaires et aux bénéfices des employés, y compris les indemnités de congé, le treizième mois, les impôts, les cotisations de sécurité sociale, les cotisations aux assurances groupe ou toute autre assurance extralégale relative aux employés ou aux anciens employés de Delhaize ; et

(iii)	à compter de l’Heure de Prise d’Effet, Ahold sera responsable de toute indemnité due en raison de la rupture de la relation de travail avec les employés ou les anciens employés de Delhaize, y compris toute indemnité dont le montant ou la compensation dépend entièrement ou partiellement du service continu des employés ou des anciens employés de Delhaize, acquise à compter de l’Heure de Prise d’Effet.

10.7.3	Dans un souci d’exhaustivité, les Sociétés qui Fusionnent confirment que le transfert concerne les droits et obligations suivants :

(i)	demande de remboursement à l’Office National de L’Emploi des aides de réadaptation payées aux employés licenciés dans le cadre d’un licenciement collectif annoncé le 11 juin 2014, conformément à l’article 38 de la loi du 23 décembre 2005 relative au pacte de solidarité entre les générations ;

(ii)	demande de remboursement à l’Office National de L’Emploi des coûts de reclassement, conformément à l’article 15/2 de l’arrêté royal du 9 mars 2006 relatif à la gestion active des restructurations ;

(iii)	droit à l’exemption de l’obligation de remplacer les employés qui ont été licenciés avant l’Heure de Prise d’Effet dans le cadre de l’annonce par Delhaize de son intention de procéder à un licenciement collectif le 11 juin 2014 et qui ont ou auront droit au régime de chômage avec complément d’entreprise ;

(iv)	demande de remboursement des rémunérations et cotisations sociales afférentes au congé-éducation payé, tel qu’indiqué à l’article 120 de la loi de redressement du 22 janvier 1985 contenant des cotisations sociales ;

(v)	droit à toute réduction totale ou spécifique des cotisations de sécurité sociale ou d’impôts ; et

(vi)	obligation de payer des suppléments aux prestations sociales légales accordées aux actuels ou anciens employés de Delhaize, indépendamment de la base légale prévoyant cette obligation de paiement ou de l’appellation de ces suppléments (c’est-à-dire les indemnités de l’entreprise dans le cadre du régime de chômage avec complément d’entreprise, les indemnités en complément des allocations de chômage en dehors du cadre du régime de chômage avec complément d’entreprise, les suppléments en complément des indemnités de rupture dans le cadre du régime crédit-temps, etc.), y compris les cotisations de sécurité sociale ou autres charges dues sur ces suppléments.

10.7.4	Ahold et Delhaize ont convenu que Delhaize continuera la mise en œuvre du plan de réorganisation et d’emploi en Belgique tel qu’indiqué aux, et conformément aux, Conventions Collectives de Travail conclues entre Delhaize et ses syndicats des employés les 19 décembre 2014, 6 février 2015 et 23 février 2015 (y compris la réalisation des objectifs fixés dans le cadre de ce plan de réorganisation et d’emploi).

10.8	Intentions relatives au traitement fiscal de la Fusion et du Hive-Down

En ce qui concerne le paragraphe 4.1.10 du Projet de Fusion, les Sociétés qui Fusionnent s’engagent à prendre les mesures nécessaires afin de garantir que les opérations de Fusion et de Hive-Down seront Neutres Fiscalement du point de vue fiscal belge.

10.9	Intentions impliquant le maintien ou la cessation des activités de Ahold et Delhaize

Il est prévu qu’aucun changement ne sera apporté aux activités de Delhaize ou de Ahold et que leurs activités respectives seront poursuivies par la Société Combinée. Afin d’éviter toute ambiguïté, ce qui est précède est sans préjudice de la Scission en vertu de laquelle les activités de (l’ancienne) Delhaize seront poursuivies par NewDelhaize.

10.10	Actions sans droit de vote ou sans droit de participation aux bénéfices

Aucune des Sociétés qui Fusionnent n’a d’actions sans droit de vote (stemrechtloze aandelen) ou d’actions sans droit de participation aux bénéfices (winstrechtloze aandelen). Par conséquent, l’article 2:330a du C. Civ. Néerlandais ne s’applique pas à la Fusion.

10.11	Proposition pour le montant de l’indemnisation si l’article 2:333h du C. Civ. Néerlandais s’applique

L’article 2:333h du C. Civ. Néerlandais ne s’applique pas à la Fusion.

11	Protection des droits des parties prenantes

11.1	Maintien de la situation existante concernant la Participation des Employés

11.1.1	À la date du présent Projet de Fusion, aucune Participation des Employés telle que définie par l’Article 1:1 de la loi néerlandaise sur le rôle des employés au sein des personnes morales européennes (Wet Rol Werknemers bij Europese Rechtspersonen) (la « Loi RWER ») n’existe, tant au niveau de Koninklijke Ahold N.V. qu’au niveau de Delhaize Group NV/SA.

11.1.2	Lors de leur assemblée générale extraordinaire des actionnaires respective, Ahold et Delhaize proposeront chacune d’appliquer les dispositions dites de référence de l’article 1:31, sous-sections 2 et 3, de la Loi RWER au lieu d’entamer des négociations avec un groupe spécial de négociation.

11.1.3	Si les assemblées générales extraordinaires des actionnaires de Ahold et Delhaize acceptent la proposition d’appliquer les dispositions de référence, la situation actuelle concernant la Participation d’Employé sera maintenue.

11.2	Droits des créanciers et des actionnaires minoritaires en droit néerlandais

11.2.1	Conformément à l’article 2:316, sous-section 2 du C. Civ. Néerlandais, pour une période d’un mois à compter de la publication du présent Projet de Fusion, tout créancier de Ahold dont la possibilité de recouvrer ses créances devient insuffisante suite à la Fusion pourra demander à Ahold qu’elle lui fournisse des garanties quant à la bonne exécution de ses obligations vis-à-vis de ce créancier. Si Ahold refuse de fournir de telles garanties, ce créancier peut introduire une demande auprès du tribunal de l’arrondissement de Noord-Holland, situé à Haarlem, Pays-Bas, en indiquant la garantie qu’il demande. Avant de prendre une décision, le tribunal peut donner à Ahold l’opportunité de fournir une garantie telle que décidée par le tribunal.

11.2.2	Conformément à l’article 2:322 du C. Civ. Néerlandais, durant une période de six mois à compter de l’Heure de Prise d’Effet, les co-contractants de Ahold peuvent demander à un tribunal (rechtbank) de résilier (ontbinden) ou modifier (wijzigen) une convention conclue avec Ahold si cette convention, en raison de la Fusion, ne peut raisonnablement plus être exécutée de la même manière qu’avant la Fusion.

11.2.3	Le droit néerlandais ne contient aucune disposition particulière relative à l’exercice des droits des actionnaires minoritaires des Sociétés qui Fusionnent dans le cadre de la Fusion.

11.3	Droits ou indemnités devant être octroyés ou payés par Ahold à des personnes ou entités qui, autrement qu’en tant qu’actionnaires, ont un droit spécifique à l’égard de Delhaize, tel qu’un droit aux profits ou à l’acquisition d’actions

Il est fait référence à l’Annexe 1 en ce qui concerne le traitement des Equity Awards de Delhaize. Il n’existe aucun autre droit spécifique à l’égard de Delhaize au sens de l’article 2:320 du C. Civ. Néerlandais.

11.4	Droits des créanciers et des actionnaires minoritaires en droit belge

11.4.1	Droits des créanciers en droit belge

Conformément à l’article 684 juncto article 772/1 du C. Soc. Belge, au plus tard dans les deux mois de la publication aux Annexes du Moniteur Belge des actes constatant la Fusion, les créanciers de Delhaize et les créanciers de Ahold dont la créance est antérieure à cette publication et n’est pas encore échue peuvent exiger une sûreté afin de garantir celle-ci. Ahold, à qui la demande aura été transférée et, le cas échéant, Delhaize, peuvent écarter la demande en payant la créance à sa valeur, après déduction de l’escompte. A défaut d’accord ou si le créancier n’est pas payé, la contestation est soumise au président du tribunal de commerce dans le ressort duquel la société débitrice a son siège qui déterminera si une sûreté doit être fournie et fixera le délai dans lequel celle-ci doit être constituée, à moins qu’il ne décide qu’aucune sûreté ne sera fournie, eu égard soit aux garanties et privilèges dont jouit le créancier, soit à la solvabilité de Ahold. Si la sûreté n’est pas fournie dans les délais fixés, la créance devient immédiatement exigible et payable.

11.4.2	Conséquences de la Fusion sur les obligations belges et américaines existantes

(i)	Obligations Belges

Les conditions générales des deux séries d’obligations émises par Delhaize, à savoir l’émission de 400.000.000 EUR d’obligations à 4,25% arrivant à échéance le 19 Octobre 2018 au profit d’investisseurs particuliers et l’émission de 400.000.000 EUR d’obligations à 3,125% arrivant à échéance le 27 février 2020 au profit d’investisseurs institutionnels (les « Obligations Belges ») prévoient que l’adoption de la décision de dissolution de Delhaize constitue un cas de défaut. Etant donné que la Fusion résultera en un transfert à, et une prise en charge par Ahold de l’ensemble des actifs, passifs et des relations juridiques de Delhaize et la dissolution subséquente (sans liquidation) de Delhaize au moment de l’Heure de Prise d’Effet, il ne peut être exclu que certains détenteurs d’Obligations Belges considèrent que la décision des Actionnaires de Delhaize de procéder à la Fusion constitue un cas de défaut leur donnant droit au remboursement de la valeur des Obligations Belges qu’ils détiennent. Delhaize demandera dès lors aux détenteurs d’Obligations Belges (i) qu’ils renoncent à se prévaloir de ce cas de défaut et, en vue de la nouvelle structure, (ii) de modifier les conditions générales des Obligations Belges, si nécessaire par le biais d’une assemblée générale des obligataires. La première assemblée générale des obligataires est prévue en janvier 2016, soit avant l’assemblée générale extraordinaire des Actionnaires de Delhaize, afin de s’assurer que l’approbation de la Fusion par les Actionnaires de Delhaize qui est antérieure à la mise en œuvre de la Fusion ne constitue pas un cas de défaut au sens des Obligations Belges. Si le quorum n’est pas atteint lors de la première assemblée générale des obligataires, une seconde assemblée générale des obligataires sera convoquée en février 2016. Si la majorité se prononçant à l’assemblée générale des obligataires ne représente pas un tiers des obligations en circulation, la décision des détenteurs d’obligations devra être homologuée par la Cour d’appel de Bruxelles.

(ii)	Obligations U.S.

Les obligations de premier rang à 6,50% arrivant à échéance en 2017, les obligations de premier rang à 5,70% arrivant à échéance en 2040 et les obligations de premier rang à 4,125% arrivant à échéance en 2019 (chacune d’entre elles étant soumise à la loi de l’Etat de New York et libellée en USD) (les « Obligations U.S. ») seront, suite à la Fusion, prises en charge par Ahold. Cette prise en charge ne nécessite pas l’accord des détenteurs d’Obligations U.S.

11.4.3	Droits des actionnaires minoritaires en droit belge

Le droit belge ne contient aucune disposition particulière relative à l’exercice des droits des actionnaires minoritaires des Sociétés qui Fusionnent dans le cadre de la Fusion.

11.4.4	Disponibilité des informations relatives aux droits des créanciers et des actionnaires minoritaires

L’information complète relative aux droits des créanciers et des actionnaires minoritaires peut être obtenue aux sièges sociaux de Ahold et Delhaize conformément à l’article 772/7, c) du C. Soc. Belge.

12	Rapports des Conseils des Sociétés qui Fusionnent

12.1	Le Conseil de Direction a préparé et publiera un rapport conformément aux articles 2:313, sous-section 1, et 2:327 du C. Civ. Néerlandais (toelichting bij het fusievoorstel) et le Conseil d’Administration préparera et publiera un rapport conformément à l’article 772/8 du C. Soc. Belge (bestuursverslag bij het fusievoorstel), chaque rapport expliquant entre autres les aspects juridiques, sociaux et économiques de la Fusion ainsi que les m éthodes utilisées pour déterminer le Rapport d’Echange.

12.2	Les rapports des Conseils de Delhaize et Ahold seront disponibles sur les sites internet de Delhaize et Ahold, www.delhaize.com et www.ahold.com, et des versions papier peuvent être obtenues aux sièges sociaux de Delhaize et Ahold.

13	Rapports des experts indépendants

13.1	Conformément à l’article 2:328 du C. Civ. Néerlandais, le Conseil de Direction a nommé PwC, représentée par Peter van Mierlo, afin d’examiner le Projet de Fusion et d’émettre le rapport mentionné à l’article 2:328, sous-section 1 du C. Civ. Néerlandais. L’article 2:333g du C. Civ. Néerlandais n’est pas applicable.

13.2	PwC a été nommée afin d’émettre un second rapport à Ahold, conformément à l’article 2:328, sous-section 2, du C. Civ. Néerlandais. Ce rapport de PwC est joint au rapport du Conseil de Direction (toelichting bij het fusievoorstel).

13.3	Conformément à l’Article 772/9 du C. Soc. Belge, le Conseil d’Administration a chargé Deloitte, représenté par Eric Nys, de rédiger un rapport sur le Projet de Fusion.

13.4	Les rapports d’experts indépendants de Delhaize et Ahold seront disponibles sur les sites internet de Delhaize et Ahold www.delhaize.com et www.ahold.com et des versions papier peuvent être obtenues aux sièges sociaux de Delhaize et Ahold.

14	Autres informations

14.1	Consultation du conseil d’entreprise

Le conseil d’entreprise de Delhaize a été informé et consulté relativement à la Fusion. Ahold n’a pas de conseil d’entreprise au niveau de Koninklijke Ahold N.V.

14.2	Attestations du sol

14.2.1	Un total de 101 attestations du sol ont été délivrées par la Société Publique des Déchets de la Région Flamande (Openbare Afvalstoffen Maatschappij voor het Vlaamse Gewest) et 32 par l’Institut Bruxellois pour la Gestion de l’Environnement (Brussels Instituut voor Milieubeheer). Ces attestations sont jointes au Projet de Fusion respectivement à l’Annexe 6 et à l’Annexe 7.

14.2.2	Ahold reconnaît avoir été dûment informée du contenu des attestations du sol. Pour autant que de besoin, Ahold s’engage à renoncer inconditionnellement, dans l’acte notarié néerlandais relatif à la Fusion transfrontalière qui réalise la Fusion, à toutes action en annulation possible en vertu des articles 101, 102 à 115 et 116 du Décret Relatif à l’Assainissement et à la Protection du Sol du 27 octobre 2006, et en vertu des articles 12, 13, §1, 17, §§ 1 et 2, et 76 de l’Ordonnance de la Région de Bruxelles-Capitale du 5 mars 2009 relative à la gestion et à l’assainissement des sols pollués.

15	Approbations des sociétés

15.1	Approbation du présent Projet de Fusion par les Conseils des Sociétés qui Fusionnent

15.1.1	Le Conseil de Direction a approuvé le Projet de Fusion lors d’une réunion dûment convoquée et tenue le 17 décembre 2015. Le Projet de Fusion sera signé par tous les membres du Conseil de Direction.

15.1.2	Le Conseil d’Administration a approuvé le Projet de Fusion lors d’une réunion dûment convoquée et tenue le 18 décembre 2015. Le Projet de Fusion sera signé par tous les membres du Conseil d’Administration.

15.2	Approbation du présent Projet de Fusion par le Conseil de Surveillance

Le Conseil de Surveillance a approuvé le présent Projet de Fusion lors d’une assemblée dûment convoquée tenue le 17 décembre 2015. Le Projet de Fusion sera signé par tous les membres du Conseil de Surveillance.

15.3	Proposition de décision de réaliser la Fusion conformément au Projet de Fusion

15.3.1	Conformément à l’article 2:317, sous-section 1, et à l’article 2:331 du C. Civ. Néerlandais et à l’article 772/11 du C. Soc. Belge, il sera proposé aux assemblées générales extraordinaires des actionnaires de Ahold et des Actionnaires de Delhaize, respectivement, de décider de réaliser la Fusion conformément au Projet de Fusion.

15.3.2	L’assemblée générale extraordinaire mentionnée à l’article 15.3.1 ci-dessus ne pourra se tenir avant que le tribunal de l’arrondissement de Noord-Holland, situé à Haarlem, Pays-Bas, ait fourni à Ahold une déclaration indiquant qu’aucun créancier ne s’est opposé à la Fusion envisagée conformément à l’article 2 :316 du C. Civ. Néerlandais au cours de la période d’opposition d’un mois des créanciers ou, siune telle opposition a été déposée, une déclaration indiquant que cette opposition a été retirée ou rejetée.

16	Formalités de dépôt

16.1	Pays-Bas

16.1.1	Ce Projet de Fusion, le rapport de PwC prévu à l’article 13.1 ci-dessus, ainsi que les (autres) documents mentionnés à l’article 2:314, sous-section 1 du C. Civ. Néerlandais seront déposés au Registre de Commerce Néerlandais de la Chambre de Commerce.

16.1.2	Ce Projet de Fusion, les rapports mentionnés à l’article 12, les rapports des experts indépendants mentionnés à l’article 13 et les comptes annuels approuvés ou autres états financiers de chacune des Sociétés qui Fusionnent des trois derniers exercices sociaux (en ce compris les rapports de l’auditeur/comptable relatifs à ces états financiers) ainsi que les rapports annuels des trois derniers exercices sociaux des Sociétés qui Fusionnent et le Projet de Scission seront déposés au siège social de Ahold à la disposition des, ou rendus disponibles électroniquement aux actionnaires, obligataires, détenteurs de droits spéciaux et représentants des employés, conformément aux articles 2:313 et 2:314 du C. Civ. Néerlandais.

16.1.3	Les assemblées générales extraordinaires des Sociétés qui Fusionnent auxquelles il sera demandé d’approuver la Fusion conformément au présent Projet de Fusion ne pourront se tenir avant (i) que le tribunal de l’arrondissement de Noord-Holland, situé à Haarlem, Pays-Bas, ait fourni à Ahold un déclaration indiquant qu’aucun créancier ne s’est opposé à la Fusion envisagée, conformément à l’article 2:316 du C. Civ. Néerlandais ou, en cas de telle opposition, une déclaration indiquant que cette opposition a été retirée ou rejetée et (ii) la déclaration du Registre de Commerce Néerlandais de la Chambre de Commerce indiquant que tous les documents susmentionnés à l’article 16.1.1 ont été déposés durant une période d’au moins un mois.

16.1.4	Une annonce des dépôts susmentionnés (pour enregistrement) sera publiée dans le Journal Officiel de Pays-Bas (Staatscourant) et un quotidien néerlandais de diffusion nationale (Financieele Dagblad et NRC Handelsblad).

16.2	Belgique

16.2.1	Une copie du présent Projet de Fusion sera déposée au greffe du tribunal de commerce de Bruxelles, Belgique et publiée aux Annexes du Moniteur belge, conformément à l’article 772/7 du C. Soc. Belge.

16.2.2	Ce Projet de Fusion, les rapports mentionnés à l’article 12, les rapports des experts indépendants mentionnés à l’article 13 et les comptes annuels approuvés de chacune des Sociétés qui Fusionnent des trois derniers exercices sociaux (en ce compris les rapports de l’auditeur/comptable relatifs à ces états financiers) ainsi que les rapports annuels des trois derniers exercices sociaux des Sociétés qui Fusionnent et les états financiers intermédiaires seront déposés au siège social de Delhaize à la disposition des actionnaires, obligataires, détenteurs de droits spéciaux et représentants des employés, conformément à l’article 772/10, § 2 du C. Soc. Belge, et sera disponible en version électronique.

16.2.3	Les assemblées générales extraordinaires des Sociétés qui Fusionnent auxquelles il sera demandé d’approuver la Fusion conformément au Projet de Fusion ne peuvent se tenir avant l’écoulement d’un délai de six semaines après le dépôt et la publication du Projet de Fusion au Annexes du Moniteur belge.

17	Divers

17.1	Ce Projet de Fusion a été rédigé en néerlandais, français et anglais. Le contenu de ces trois versions linguistiques est identique, en dehors du fait qu’elles aient été préparées dans trois langues différentes. Le contenu de ce Projet de Fusion a été discuté et accepté par les Sociétés qui Fusionnent dans sa version anglaise et, en cas de divergences dans l’interprétation du texte en raison de leur traduction, la version anglaise de ce Projet de Fusion prévaudra.

17.2	Les Annexes à ce Projet de Fusion font partie intégrante du Projet de Fusion.

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les pages de signature suivent

Part 3 / Partie 3 / Deel 3

GEMEENSCHAPPELIJK VOORSTEL VOOR DE GRENSOVERSCHRIJDENDE FUSIE

(het “Fusievoorstel”)

OPGESTELD DOOR:

(1)	De Raad van Bestuur van Delhaize Group NV/SA, een naamloze vennootschap/société anonyme naar Belgisch recht, met haar statutaire zetel aan de Osseghemstraat 53, 1080 Sint-Jans-Molenbeek (Brussel), België, ingeschreven in het rechtspersonenregister (RPR) van Brussel onder nummer 0402.206.045, deze vennootschap hierna te noemen “Delhaize”; en

(2)	De Raad van Bestuur van Koninklijke Ahold N.V., een naamloze vennootschap naar Nederlands recht, met haar statutaire zetel in Zaandam (gemeente Zaanstad), Nederland, en kantoorhoudende aan de Provincialeweg 11, 1506 MA Zaandam, Nederland, ingeschreven in het Nederlandse handelsregister van de Kamer van Koophandel onder nummer 35000363, deze vennootschap hierna te noemen “Ahold”.

Delhaize en Ahold worden hierna gezamenlijk de “Fuserende Vennootschappen” genoemd en ieder afzonderlijk tevens een “Fuserende Vennootschap”.

OVERWEGENDE DAT:

(A)	Delhaize en Ahold op 24 juni 2015 een fusieovereenkomst zijn aangegaan met betrekking tot een strategische combinatie van hun ondernemingen (de “Fusieovereenkomst”). De intentie is deze combinatie te realiseren door middel van een grensoverschrijdende fusie van Delhaize in Ahold overeenkomstig Richtlijn 2005/56/EG van het Europees Parlement en de Raad van 26 oktober 2005 betreffende grensoverschrijdende fusies van kapitaalvennootschappen (zoals gewijzigd), zoals in Nederland uitgevoerd in Deel 7, artikel 2, 3 en 3A van Boek 2 BW (zoals hierna gedefinieerd) en in België in Titel Vbis van Boek XI (artikel 772/1 tot en met 772/14) W.Venn. (zoals hierna gedefinieerd) (de “Fusie”).

(B)	In de Fusie Delhaize de verdwijnende entiteit zal zijn en Ahold de verkrijgende entiteit.

(C)	In dit Fusievoorstel de voorwaarden van de Fusie worden uiteengezet overeenkomstig artikel 2:312, 2:326 en 2:333d BW en artikel 772/6 W.Venn.

FUSIEVOORSTEL:

1	Begripsbepalingen

In dit Fusievoorstel hebben de volgende begrippen de navolgende betekenis, tenzij uit de context anders blijkt:

“Aandeelhouders van Delhaize” betekent de houders van Gewone Aandelen Delhaize;

“ADS-en” betekent American depositary shares (die blijken uit American depositary receipts);

“AFM” betekent Stichting Autoriteit Financiële Markten;

“Ahold ADS-en” betekent de ADS-en van Ahold;

“Ahold Groep” betekent Ahold en haar dochtermaatschappijen;

“Ahold Kapitaalrestitutie” heeft de betekenis die daaraan in artikel 6.5.3 wordt toegekend;

“Amerikaanse Obligaties” heeft de betekenis die daaraan in artikel 11.4.2(ii) wordt toegekend;

“Balansdatum” heeft de betekenis die daaraan in artikel 9.1 wordt toegekend;

“Belastingneutraal” betekent dat de Fusie zal worden aangemerkt als een “fusie” zoals bedoeld in artikel 210, §1, 1° van het Belgische Wetboek van de inkomstenbelastingen 1992 en zal genieten van: (i) het “rollover” regime inzake vennootschapsbelasting waarin wordt voorzien in artikel 211 en 229, §4 van het Belgische Wetboek van de inkomstenbelastingen; (ii) de vrijstelling van het registratierecht waarin wordt voorzien in artikel 117, §1 van het Wetboek der registratierechten van 30 november 1939; (iii) het “rollover” regime inzake vennootschapsbelasting waarin wordt voorzien in artikel 45, §1 van het Belgische Wetboek van de inkomstenbelastingen; en (iv) het BTW-regime waarin wordt voorzien in artikel 11 en 18, §3 van het Belgische BTW-Wetboek van 3 juli 1969;

“Belgische Obligaties” heeft de betekenis die daaraan in artikel 11.4.2(i) wordt toegekend;

“BW” betekent het Nederlands Burgerlijk Wetboek;

“Closing” of “Transactiedatum” betekent de dag waarop een Nederlandse notaris de Nederlandse notariële akte van grensoverschrijdende Fusie verlijdt;

“Delhaize-Aandelentoekenningen” betekent, gezamenlijk, de Delhaize EU Opties, de Delhaize EU PSU’s, de Delhaize U.S. Opties en de Delhaize U.S. RSU’s/PSU’s;

“Delhaize ADS-en” betekent de uitstaande ADS-en van Delhaize;

“Delhaize ADS-Houders” betekent de houders van Delhaize ADS-en;

“Delhaize ADS-Verhouding” heeft de betekenis die daaraan in artikel 6.1.2(iv) wordt toegekend;

“Delhaize ADS-Waarde” betekent de laatst bekendgemaakte koers van Delhaize ADS-en op NYSE (zoals bekendgemaakt in The Wall Street Journal of, indien daarin niet bekendgemaakt, in een andere gezaghebbende bron zoals gezamenlijk geselecteerd door Delhaize en Ahold) op de laatste volledige handelsdag voorafgaand aan de datum van de Effectieve Tijd;

“Delhaize EU Optie” betekent een optie tot koop van een Gewoon Aandeel Delhaize, verleend ingevolge de Delhaize EU Stimuleringsplannen;

“Delhaize EU PSU”betekent een onder prestatievoorwaarden toegekende restricted stock unit met betrekking tot Gewone Aandelen Delhaize, verleend ingevolge de Delhaize EU Stimuleringsplannen;

“Delhaize EU PSU Bedrag” betekent, met betrekking tot elke Delhaize EU PSU, de som van:

(i)

het resultaat van (A) het aantal Gewone Aandelen Delhaize dat onderworpen is aan de toepasselijke Delhaize EU PSU, op basis van de feitelijke realisatie van toepasselijke prestatievoorwaarden tot en met het einde van het kalenderjaar onmiddellijk voorafgaand aan het jaar waarin zich de Effectieve Tijd voordoet (zoals in redelijkheid bepaald door de Raad van Bestuur (of, indien van toepassing, een commissie daarvan die de Delhaize Stimuleringsplannen administreert) voorafgaand aan de Effectieve Tijd) vermenigvuldigd met (B) een breukdeel, waarvan de teller het aantal kalenderjaren in de toepasselijke op prestaties gebaseerde vestingperiode van Delhaize EU PSU’s is die verstreken is voorafgaand aan het kalenderjaar waarin zich de Effectieve Tijd voordoet en waarvan de noemer is het totale aantal jaren in die op prestaties gebaseerde vestingperiode; en

(ii)	het resultaat van (a) het aantal Gewone Aandelen Delhaize dat onderworpen is aan die Delhaize EU PSU, op basis van realisatie op targetniveau van toepasselijke prestatievoorwaarden vermenigvuldigd met (b) een breukdeel, waarvan de teller het aantal kalenderjaren in de toepasselijke op prestaties gebaseerde vestingperiode van Delhaize EU PSU’s is die niet verstreken zijn per het kalenderjaar waarin zich de Effectieve Tijd voordoet en waarvan de noemer het totale aantal jaren is in die op prestaties gebaseerde vestingperiode;

“Delhaize EU Stimuleringsplannen” betekent het Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies en het Delhaize Group 2014 European Performance Stock Unit Plan;

“Delhaize Groep” betekent Delhaize en haar dochtermaatschappijen;

“Delhaize Stimuleringsplannen” betekent de Delhaize EU Stimuleringsplannen tezamen met de Delhaize U.S. Stimuleringsplannen;

“Delhaize U.S. Optie” betekent een optie, in de vorm van een warrant, tot koop van een Delhaize ADS, verleend ingevolge de Delhaize U.S. Stimuleringsplannen;

“Delhaize U.S. RSU/PSU” betekent een restricted stock unit met betrekking tot Delhaize ADS-en, met al dan niet aan prestaties onderworpen vestingvoorwaarden, verleend ingevolge de Delhaize U.S. Stimuleringsplannen;

“Delhaize U.S. Stimuleringsplannen” betekent het Delhaize America, LLC 2012 Restricted Stock Unit Plan, met ingangsdatum 24 mei 2012, en het Delhaize Group 2012 U.S. Stock Incentive Plan, met ingangsdatum 24 mei 2012;

“Deloitte” betekent Deloitte Bedrijfsrevisoren/Reviseurs d’Entreprises BCVBA/CSCRL;

“Effectieve Tijd” heeft de betekenis die daaraan in artikel 2.1 wordt toegekend;

“Fiscale Fusie-Ruling” heeft de betekenis die daaraan in artikel 4.1.10 wordt toegekend;

“Fusie” heeft de betekenis die daaraan in overweging (A) wordt toegekend;

“Fusieovereenkomst” heeft de betekenis die daaraan in overweging (A) wordt toegekend;

“Fusievoorstel” betekent dit gemeenschappelijke voorstel voor grensoverschrijdende Fusie tussen Delhaize, als verdwijnende vennootschap, en Ahold, als verkrijgende vennootschap;

“Gecombineerde Vennootschap” betekent de entiteit die zal bestaan na voltooiing van de Fusie;

“Geconverteerde PSU” heeft de betekenis die daaraan in lid (a) van artikel 2 van Bijlage 1 wordt toegekend;

“Gewone Aandelen Ahold” betekent gewone aandelen in Ahold met een nominale waarde van EUR 0,01 elk;

“Gewone Aandelen Delhaize” betekent gewone aandelen zonder nominale waarde in Delhaize;

“Hive-Down” heeft de betekenis die daaraan in artikel 2.2 wordt toegekend;

“Medezeggenschap” heeft de betekenis die daaraan in artikel 1:1 van de WRW-ER wordt toegekend;

“NieuwDelhaize” heeft de betekenis die daaraan in artikel 2.2 wordt toegekend;

“Omzetting” heeft de betekenis die daaraan in artikel 2.2 wordt toegekend;

“Opschortende Voorwaarden” betekent de opschortende voorwaarden zoals uiteengezet in artikel 4.1, 4.2 en 4.3;

“Per ADS Fusievergoeding” heeft de betekenis die daaraan in artikel 6.1.2(iv) wordt toegekend;

“PwC” betekent PricewaterhouseCoopers Accountants N.V.;

“Raad van Bestuur van Ahold” betekent de Raad van Bestuur van Ahold;

“Raad van Bestuur van Delhaize” betekent de Raad van Bestuur van Delhaize; “Raad van Commissarissen” betekent de raad van commissarissen van Ahold;

“Raden van Bestuur van de Fuserende Vennootschappen” betekent de Raad van Bestuur van Delhaize en de Raad van Bestuur van Ahold;

“Relevante Goedkeuringen Mededingingsautoriteiten” betekent: (i) het aflopen of beëindigen van de toepasselijke wachtperiode(s) ingevolge de U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, als gewijzigd, en elke eventuele verlenging daarvan, en alle daaronder toepasselijke voorschriften en regelgeving; (ii) een besluit onder toepasselijke Europese mededingingsregelgeving waarbij de Fusie verenigbaar wordt verklaard met de gemeenschappelijke markt of, indien een dergelijk besluit (geheel of gedeeltelijk) is verwezen naar een nationale mededingingsautoriteit van een EU-lidstaat, de vereiste goedkeuring van die nationale mededingingsautoriteit ingevolge diens toepasselijke mededingingswetgeving; (iii) een besluit ingevolge toepasselijke Servische mededingingswetgeving dat de Fusie toestaat en/of dat verklaart dat de Fusie de mededinging op de markt van de Servische Republiek als geheel of in een relevant deel ervan niet aanzienlijk beperkt, vervalst of verhindert; en (iv) een besluit ingevolge toepasselijke mededingingswetgeving van de Republiek Montenegro dat de Fusie toestaat en/of dat verklaart dat de Fusie de mededinging op de markt van de Republiek Montenegro als geheel of in een relevant deel ervan niet aanzienlijk beperkt, vervalst of verhindert;

“Ruilverhouding” heeft de betekenis die daaraan in artikel 5.3.1 wordt toegekend;

“Splitsing” heeft de betekenis die daaraan in artikel 2.2 wordt toegekend;

“Splitsingsvoorstel” heeft de betekenis die daaraan in artikel 2.2 wordt toegekend;

“Stichting Ahold” heeft de betekenis die daaraan in artikel 4.3.1 wordt toegekend;

“Stichting Ahold Calloptie” heeft de betekenis die daaraan in artikel 5.2 wordt toegekend;

“Vereiste Besluiten Ahold” heeft de betekenis die daaraan in artikel 4.1.1 wordt toegekend;

“W.Venn.” betekent het Belgische Wetboek van vennootschappen;

“Wezenlijk Nadelig Effect” op Delhaize of Ahold betekent elke wijziging, gebeurtenis of ontwikkeling die, als zodanig of in combinatie met al dergelijke andere wijzigingen, gebeurtenissen of ontwikkelingen, een wezenlijk nadelig effect heeft of in redelijkheid verwacht zou mogen worden te hebben op de onderneming, financiële positie of bedrijfsresultaten van ofwel de Ahold Groep ofwel de Delhaize Groep, zoals van toepassing, met dien verstande dat het volgende niet in beschouwing wordt genomen wanneer wordt vastgesteld of zich al dan niet een Wezenlijk Nadelig Effect heeft voorgedaan:

(i)	elke wijziging, gebeurtenis of ontwikkeling die een algemeen effect heeft op de sectoren waarin respectievelijk de Ahold Groep of de Delhaize Groep opereert, of elke wijziging, gebeurtenis of ontwikkeling in algemeen economische dan wel regelgevende, wetgevende of politieke omstandigheden ofwel omstandigheden betreffende effecten, kredieten, financiële markten of overige kapitaalmarkten, in alle gevallen in Nederland, België, Groot-Brittannië, Griekenland, de Verenigde Staten of enig ander rechtsgebied, in alle gevallen behoudens voor zover deze wijziging, gebeurtenis of ontwikkeling een wezenlijk onevenredige wijze respectievelijk de Ahold Groep of de Delhaize Groep treft ten opzichte van andere bedrijven die in het betreffende geografische gebied opereren en in de sectoren waarin respectievelijk de Ahold Groep of de Delhaize Groep opereert;

(ii)	elke wijziging, gebeurtenis of ontwikkeling voor zover deze het gevolg is van de ondertekening en levering van de Fusieovereenkomst of de openbare mededeling, het hangende-zijn of het van kracht worden van de Fusie of een van de andere in de Fusieovereenkomst voorziene transacties, met inbegrip van procedures door aandeelhouders en de impact van deze veranderingen of ontwikkelingen op de verhoudingen, contractuele of andere, van die partij of een van haar dochtermaatschappijen met werknemers, vakbonden, cliënten, klanten, leveranciers of partners;

(iii)	elke wijziging, gebeurtenis of ontwikkeling voor zover deze het gevolg is van het door de Ahold Groep of de Delhaize Groep niet voldoen aan interne of gepubliceerde ramingen, prognoses, schattingen of voorspellingen met betrekking tot opbrengsten, winsten of andere financiële of operationele meetmethoden voor enige periode (met dien verstande dat de feiten en omstandigheden die aanleiding geven tot deze tekortkoming als een Wezenlijk Nadelig Effect beschouwd kunnen worden en in overweging genomen kunnen worden om vast te stellen of er zich al dan niet een Wezenlijk Nadelig Effect heeft voorgedaan, indien deze feiten en omstandigheden niet in lid (i), (ii) of (v) tot en met lid (viii) van deze definitie worden beschreven);

(iv)	elke op zichzelf staande wijziging in de marktprijs, de kredietbeoordeling (met betrekking tot Ahold, Delhaize of hun respectieve effecten) of het handelsvolume van hun respectieve effecten (met dien verstande dat de feiten en omstandigheden die aanleiding geven tot deze tekortkoming als een Wezenlijk Nadelig Effect beschouwd kunnen worden en in overweging genomen kunnen om vast te stellen of er zich al dan niet een Wezenlijk Nadelig Effect heeft voorgedaan, indien deze feiten en omstandigheden niet in lid (i), (ii) of (v) tot en met lid (viii) van deze definitie worden beschreven);

(v)	elke (voorgenomen) wijziging na de datum van de Fusieovereenkomst in toepasselijke voorschriften, GAAP of IFRS (of, in alle gevallen, een gezaghebbende uitlegging daarvan);

(vi)	geopolitieke omstandigheden, het ontstaan of escaleren van vijandigheden, oorlogshandelingen, sabotage of terrorisme, of elke dreigende of aan de gang zijnde escalatie of verslechtering van deze oorlogshandelingen of sabotage of dit terrorisme per de datum van de Fusieovereenkomst, behoudens voor zover deze wijziging, gebeurtenis of ontwikkeling op wezenlijk onevenredige wijze effect heeft op respectievelijk de Ahold Groep of de Delhaize Groep ten opzichte van andere bedrijven die in het betreffende geografische gebied opereren en in de sectoren waarin respectievelijk de Ahold Groep of de Delhaize Groep opereert;

(vii)	een orkaan, tornado, overstroming, aardbeving of andere natuurramp, behoudens voor zover deze wijziging, gebeurtenis of ontwikkeling op wezenlijk onevenredige wijze effect heeft op respectievelijk de Ahold Groep of de Delhaize Groep ten opzichte van andere bedrijven die in het betreffende geografische gebied opereren en in de sectoren waarin respectievelijk de Ahold Groep of de Delhaize Groep opereert; of

(viii)	elke wijziging, gebeurtenis of ontwikkeling voor zover deze het gevolg is van een handeling door een lid van respectievelijk de Ahold Groep of de Delhaize Groep die uitdrukkelijk op grond van de Fusieovereenkomst dient te worden verricht; en

“WRW-ER” heeft de betekenis die daaraan in artikel 11.1.1 wordt toegekend.

2	Fusie

2.1	Fusie

Onder de in dit Fusievoorstel uiteengezette voorwaarden stellen de Raden van Bestuur van de Fuserende Vennootschappen voor de Fusie te effectueren, ten gevolge waarvan:

2.1.1	het gehele vermogen en alle rechtsverhoudingen van Delhaize onder algemene titel overgaan op Ahold, zodanig dat Ahold van rechtswege in alle rechten en verplichtingen van Delhaize treedt;

2.1.2	de Aandeelhouders van Delhaize en/of Delhaize ADS-Houders aandeelhouders van Ahold en/of houders van Ahold ADS-en worden; en

2.1.3	Delhaize wordt ontbonden zonder vereffening en derhalve ophoudt te bestaan.

De Fusie wordt van kracht op 00.00 uur Nederlandse tijd op de eerste dag na de datum van de Closing (de “Effectieve Tijd”). Ahold zal per de Effectieve Tijd een bijkantoor in België openen en aan dat bijkantoor het gehele vermogen en alle rechtsverhoudingen toekennen die voorafgaand aan de Effectieve Tijd door Delhaize werden gehouden en via dat bijkantoor de bedrijfsactiviteiten voeren die voorafgaand aan de Effectieve Tijd door Delhaize werden verricht.

2.2	Hive-Down na de Fusie

De Gecombineerde Vennootschap is voornemens zo spoedig mogelijk na voltooiing van de Fusie een afsplitsing te effectueren (de “Splitsing”). Ahold zal overeenkomstig Nederlands recht ten behoeve van de Splitsing een splitsingsvoorstel publiceren (het “Splitsingsvoorstel”).

Ingevolge de Splitsing gaat het vermogen van (het voormalige) Delhaize over naar een 100% Nederlandse dochtermaatschappij van de Gecombineerde Vennootschap, die ter gelegenheid van en ingevolge de Splitsing zal worden opgericht (“NieuwDelhaize”). De Raad van Bestuur van Ahold is voornemens tot de Splitsing te besluiten overeenkomstig artikel 2:334ff BW en het Splitsingsvoorstel.

Teneinde de Nederlandse nationaliteit van NieuwDelhaize te wijzigen is de Gecombineerde Vennootschap voornemens de zetel van NieuwDelhaize na de Splitsing naar België te verplaatsen door NieuwDelhaize om te zetten in een Belgische commanditaire vennootschap op aandelen/société en commandite par actions (de “Omzetting”). Na de Omzetting zullen de activiteiten van (het voormalige) Delhaize niet door een Belgisch bijkantoor worden verricht maar rechtstreeks door NieuwDelhaize.

De Gecombineerde Vennootschap zal ernaar streven de Omzetting zo spoedig mogelijk na de Splitsing te implementeren. De Omzetting is onderworpen aan (i) een goedkeuringsproces bij de Gecombineerde Vennootschap en NieuwDelhaize en (ii) voldoening aan bepaalde procedurele aspecten ingevolge toepasselijk recht. Met betrekking tot (ii) zal NieuwDelhaize onder meer een afzonderlijk omzettingsvoorstel opstellen en publiceren dat overeenkomstig toepasselijk recht verkrijgbaar zal worden gesteld.

De herstructurering zoals voorzien door de combinatie van de Splitsing en de Omzetting wordt de “Hive-Down” genoemd.

3	Vorm, juridische naam, plaats van vestiging, statutaire zetel en vennootschappelijk doel van Ahold en Delhaize

3.1	De vorm, juridische naam, plaats van vestiging, statutaire zetel en het vennootschappelijk doel van Ahold zijn als volgt en worden, behalve de juridische naam, in het kader van de Fusie niet gewijzigd:

3.1.1	Vorm : een naamloze vennootschap naar Nederlands recht.

3.1.2	Juridische naam : Koninklijke Ahold N.V. Voorgesteld wordt de juridische naam van Ahold per de Effectieve Tijd te wijzigen in “Koninklijke Ahold Delhaize N.V.”. Deze juridische naam is afhankelijk van het verzoek van Ahold aan Zijne Majesteit de Koning der Nederlanden om te bestendigen dat het predicaat “Koninklijke” voor Ahold gevoerd mag worden. Indien de bestendiging van het predicaat niet wordt verkregen wordt voorgesteld de juridische naam van Ahold per de Effectieve Tijd te wijzigen in “Ahold Delhaize N.V.”.

3.1.3	Adres : Provincialeweg 11, 1506 MA Zaandam (gemeente Zaanstad), Nederland.

3.1.4	Statutaire zetel : Zaandam, Nederland.

3.1.5	Vennootschappelijk doel : Ahold heeft ten doel het oprichten en mede-oprichten van, deelnemen in, financieren met inbegrip van het geven van garanties en het stellen van borgtochten ten behoeve van derden tot zekerheid voor verplichtingen van vennootschappen en ondernemingen, waarmede de vennootschap in een groep is verbonden, danwel waarin de vennootschap een deelneming bezit of waarmede de vennootschap op andere wijze samenwerkt, het voeren van het bestuur over- en zelf exploiteren van ondernemingen in de groot- en detailhandel in gebruiks- en verbruiksartikelen, van ondernemingen die zodanige artikelen fabriceren, alsmede van restaurants en van ondernemingen die van dienstverlening hun bedrijf maken, met al hetgeen daartoe in de ruimste zin behoort of daartoe bevorderlijk kan zijn, alsmede het oprichten van-, deelnemen in- , voeren van bestuur over en het eventueel zelf exploiteren van ondernemingen van andere aard.

3.2	De vorm, juridische naam, statutaire zetel en het vennootschappelijk doel van Delhaize zijn als volgt:

3.2.1	Vorm : een naamloze vennootschap naar Belgisch recht.

3.2.2	Juridische naam : GEBROEDERS DELHAIZE EN Cie “DE LEEUW” (DELHAIZE GROEP).

3.2.3	Statutaire zetel : Osseghemstraat 53, 1080 Sint-Jans-Molenbeek (Brussel), België.

3.2.4	Vennootschappelijk doel: De vennootschap heeft voor doel de handel in duurzame of niet duurzame goederen en koopwaren, wijnen en geestrijke dranken, het vervaardigen en de verkoop van alle artikelen met groot verbruik, huishoud- en andere artikelen, alsmede het verschaffen van alle diensten. De vennootschap mag, in België of in het buitenland, alle industriële, commerciële, roerende, onroerende of financiële verrichtingen tot stand brengen, die van aard zijn om rechtstreeks of onrechtstreeks haar nijverheid en haar handel te bevorderen of uit te breiden. Zij mag door alle middelen, belangen nemen in alle zaken, ondernemingen of vennootschappen, met een gelijkaardig, analoog of aanverwant doel of die van aard zijn de ontwikkeling van haar onderneming te bevorderen, haar grondstoffen te verschaffen of de afzet van haar producten te vergemakkelijken.

4	Opschortende Voorwaarden

4.1	De respectieve verplichting van iedere Fuserende Vennootschap om de Fusie te realiseren is afhankelijk van de vervulling of, voor zover door toepasselijk recht is toegestaan, de schriftelijke verzaking (geheel of gedeeltelijk, met dien verstande dat delen waaraan niet wordt verzaakt overigens worden vervuld) door de Fuserende Vennootschappen gezamenlijk, op of vóór de Transactiedatum, van de volgende voorwaarden:

4.1.1	de buitengewone algemene vergadering van Aandeelhouders van Ahold of een opvolgende buitengewone vergadering van Aandeelhouders van Ahold, al naargelang het geval, heeft de volgende besluiten goedgekeurd (de “Vereiste Besluiten Ahold”):

(i)	de goedkeuring van dit Fusievoorstel, d.w.z. het besluit tot Fusie, welke van kracht wordt per de Effectieve Tijd;

(ii)	de benoeming van de nieuwe leden van de Raad van Bestuur van Ahold en de Raad van Commissarissen zoals voorzien door de Fusieovereenkomst, welke benoemingen van kracht worden per de Effectieve Tijd en voorwaardelijk zijn aan het van kracht worden van de Fusie; en

(iii)	de wijziging van de statuten van Ahold ter uitvoering van de Fusieovereenkomst, welke statutenwijziging van kracht wordt per de Effectieve Tijd en voorwaardelijk is aan het van kracht worden van de Fusie;

4.1.2	de buitengewone vergadering van Aandeelhouders van Delhaize of een opvolgende buitengewone vergadering van Aandeelhouders van Delhaize, al naargelang het geval, heeft de volgende besluiten genomen:

(i)	de goedkeuring van dit voorstel tot Fusie, welke van kracht wordt per de Effectieve Tijd; en

(ii)	de goedkeuring van de grensoverschrijdende Fusie door verkrijging door Ahold van Delhaize overeenkomstig de voorwaarden van dit Fusievoorstel, welke Fusie van kracht wordt per en onder voorwaarde van de Effectieve Tijd, en dientengevolge de ontbinding zonder vereffening van Delhaize;

4.1.3	ontvangst van de Relevante Goedkeuringen Mededingingsautoriteiten of, indien van toepassing, het aflopen of beëindigen van de toepasselijke wachtperioden in plaats van die goedkeuringen van mededingingsautoriteiten;

4.1.4	een notaris van Allen & Overy LLP te Amsterdam heeft het pre-fusie attest verkregen dat overeenkomstig toepasselijk Belgisch recht door een Belgische notaris is afgegeven;

4.1.5	de Gewone Aandelen Ahold die bij de Fusie aan de Aandeelhouders van Delhaize en ADS-Houders van Delhaize zullen worden toegekend, zijn toegelaten tot de notering en handel op de beurzen van Euronext Amsterdam en Euronext Brussels;

4.1.6	het prospectus, opgesteld en gedeponeerd bij de AFM, is naar Nederlands recht door de AFM goedgekeurd en gepaspoort naar België, in beide gevallen overeenkomstig het toepasselijk recht;

4.1.7	de registratieverklaring op Formulier F-4 van Ahold, waarvan het Amerikaanse prospectus deel uitmaakt, is door de U.S. Securities and Exchange Commission ingevolge de Securities Act van 1933, zoals gewijzigd, van kracht verklaard, en er is geen stop order afgegeven waarmee de werking van een dergelijke registratieverklaring wordt opgeschort en er loopt geen daartoe strekkende procedure;

4.1.8	geen schuldeiser van Ahold heeft crediteurenverzet ingesteld of, indien ingesteld is dat crediteurenverzet ingetrokken, beslecht of opgeheven door een afdwingbaar gerechtelijk bevel van de desbetreffende rechter in Nederland;

4.1.9	geen rechtsbevoegd overheidslichaam heeft een bevel, verbod, vonnis, besluit of andere van kracht zijnde maatregel gegeven, genomen of ten uitvoer gelegd waardoor het van kracht worden van de Fusie overeenkomstig de voorwaarden van de Fusieovereenkomst wordt verboden of onwettig wordt; en

4.1.10	Ahold en Delhaize hebben een ruling van de Belgische belastingdienst verkregen die bevestigt dat de Fusie naar Belgisch recht Belastingneutraal zal zijn, behoudens de eventuele voorwaarden als voorzien in het toepasselijk recht en de toepasselijke rulingpraktijk (de “Fiscale Fusie-Ruling”). De Fiscale Fusie-Ruling is op 13 oktober 2015 verkregen.

4.2	Bovendien is de verplichting van zowel Ahold als Delhaize om de Fusie te effectueren tevens afhankelijk van de vervulling of de schriftelijke verzaking (geheel of gedeeltelijk, met dien verstande dat delen waaraan niet wordt verzaakt overigens worden vervuld) door die Fuserende Vennootschap, op of vóór de Transactiedatum, van de volgende voorwaarden:

4.2.1	Er heeft zich geen wijziging, gebeurtenis of ontwikkeling voorgedaan, die afzonderlijk of als geheel genomen een Wezenlijk Nadelig Effect heeft gehad of in redelijkheid naar verwachting zou hebben op de andere Fuserende Vennootschap sinds 24 juni 2015, d.w.z. de datum van de Fusieovereenkomst, die voortduurt op de Transactiedatum;

4.2.2	de garanties van de andere Fuserende Vennootschap (anders dan bepaalde genoemde garanties met betrekking tot het aandelenkapitaal van die andere Fuserende Vennootschap en de garanties met betrekking tot de afwezigheid van een gebeurtenis die een Wezenlijk Nadelig Effect heeft op die andere Fuserende Vennootschap tussen, in het geval van Ahold, 28 december 2014 en, in het geval van Delhaize, 31 december 2014, en 24 juni 2015, d.w.z. de datum van de Fusieovereenkomst) zijn per de Transactiedatum juist en volledig alsof deze op en per de Transactiedatum zijn gegeven (behoudens voor zover deze uitdrukkelijk per een eerdere datum zijn gegeven; in dat geval, per die eerdere datum), behoudens indien de garanties van die andere Fuserende Vennootschap niet zodanig juist en volledig zijn (waarbij beperkingen ten aanzien van “wezenlijkheid” of “Wezenlijk Nadelig Effect” zoals uiteengezet in de garanties van die andere Fuserende Vennootschap buiten beschouwing worden gelaten) maar deze afzonderlijk of als geheel genomen geen wezenlijk nadelig effect hebben gehad, en in redelijkheid naar verwachting ook niet zouden hebben, ten aanzien van de andere Fuserende Vennootschap;

4.2.3	bepaalde specifiek genoemde garanties van de andere Fuserende Vennootschap ten aanzien van het aandelenkapitaal van die andere Fuserende Vennootschap zijn per de Transactiedatum in alle wezenlijke opzichten juist en volledig alsof deze op en per de Transactiedatum zijn gegeven (behoudens voor zover deze uitdrukkelijk per een eerdere datum zijn gegeven; in dat geval, per die eerdere datum);

4.2.4	de garanties van de andere Fuserende Vennootschap met betrekking tot de afwezigheid van een gebeurtenis die een Wezenlijk Nadelig Effect heeft op die andere Fuserende Vennootschap tussen, in het geval van Ahold, 28 december 2014 en, in het geval van Delhaize, 31 december 2014, en de datum van de Fusieovereenkomst) zijn per de datum van de Fusieovereenkomst juist en volledig; en

4.2.5	de andere Fuserende Vennootschap is in alle wezenlijke opzichten alle ingevolge de Fusieovereenkomst door haar na te komen convenanten, overeenkomsten en verplichtingen op of vóór de Transactiedatum nagekomen;

en die Fuserende Vennootschap heeft een verklaring ontvangen die namens de andere Fuserende Vennootschap door een gevolmachtigde van die andere Fuserende Vennootschap is ondertekend en gedateerd op de Transactiedatum, waarin wordt verklaard dat de in dit artikel 4.2 beschreven voorwaarden zijn vervuld.

4.3	De verplichting van Delhaize om de Fusie te effectueren is voorts onderworpen aan de vervulling of de schriftelijke verzaking (geheel of gedeeltelijk, met dien verstande dat delen waaraan niet wordt verzaakt overigens worden vervuld) door Delhaize, op of vóór de Transactiedatum, van de volgende aanvullende voorwaarde:

4.3.1	Stichting Ahold Continuïteit (de “Stichting Ahold”) (i) heeft de Stichting Ahold Calloptie niet (geheel of gedeeltelijk) uitgeoefend of (ii) indien de Stichting Ahold de Stichting Ahold Calloptie wel (geheel of gedeeltelijk) heeft uitgeoefend, heeft de Stichting Ahold vóór de Vereiste Besluiten Ahold gestemd.

4.4	Volgens artikel 2:318 BW dient de Fusie te worden geëffectueerd binnen zes maanden na de aankondiging in een Nederlands landelijk dagblad van de neerlegging van dit Fusievoorstel. Indien de periode van zes maanden verloopt zonder dat de Fusie van kracht wordt, kunnen de Fuserende Vennootschappen ervoor kiezen een nieuw fusievoorstel te publiceren overeenkomstig het toepasselijk recht en de toepasselijke procedures en onverminderd artikel 4.5 hierna.

4.5	De Fusieovereenkomst kan tevens worden beëindigd door middel van een schriftelijke kennisgeving door een van de Fuserende Vennootschappen aan de andere Fuserende Vennootschap indien de Fusie niet binnen 15 maanden na de datum van de Fusieovereenkomst heeft plaatsgevonden.

4.6	Indien de Opschortende Voorwaarden zijn vervuld en behoudens toepasselijke regels wordt de Fusie van kracht op de Effectieve Tijd. De Raden van Bestuur van de Fuserende Vennootschappen zullen alle benodigde bevoegdheden hebben om de (niet-)vervulling van deze Opschortende Voorwaarden te bevestigen en om de Nederlandse notaris te verzoeken de Nederlandse notariële akte van grensoverschrijdende Fusie te verlijden teneinde de Fusie te effectueren.

5	Ruilverhouding

5.1	Aandelenkapitaal van Delhaize

Op 15 december 2015 bedroeg het geplaatste aandelenkapitaal van Delhaize EUR 51.883.430, verdeeld in 103.766.860 Gewone Aandelen Delhaize zonder nominale waarde, waarvan 564.768 Gewone Aandelen Delhaize door Delhaize zelf werden gehouden. Op 15 december 2015 stonden 1.519.619 Delhaize warrants uit, die Delhaize U.S. Opties vertegenwoordigen en die elke recht geven op één aandeel. Op 15 december 2015 stonden 25.173.496 Delhaize ADS-en uit.

5.2	Aandelenkapitaal van Ahold

Op 15 december 2015 bedroeg het geplaatste aandelenkapitaal van Ahold EUR 11.027.882,37, verdeeld in (i) 834.373.134 Gewone Aandelen Ahold, elk met een nominale waarde van EUR 0,01, waarvan 15.922.580 Gewone Aandelen Ahold door Ahold zelf werden gehouden en (ii) 268.415.103 cumulatief preferente financieringsaandelen, elk met een nominale waarde van EUR 0,01, die allen uitstonden. Op 15 december 2015 stonden 36.076.380 Ahold ADS-en uit. Ahold heeft de Stichting Ahold een calloptie verleend tot verkrijging van een zodanig aantal cumulatief preferente aandelen in het aandelenkapitaal van Ahold met een nominale waarde van EUR 500 elk, dat de totale nominale waarde gelijk is aan de totale nominale waarde van alle Gewone Aandelen Ahold en alle cumulatief preferente financieringsaandelen Ahold; in beide gevallen betreft dit geplaatste en uitstaande aandelen per de datum van uitoefening van de optie minus de totale nominale waarde van op dat moment door Stichting Ahold gehouden cumulatief preferente aandelen (de “Stichting Ahold Calloptie”). Op 15 december 2015 waren er geen cumulatief preferente aandelen geplaatst. Dit alles doet geen afbreuk aan de omgekeerde aandelensplitsing zoals beschreven in artikel 6.5, die zal leiden tot een vermindering van het totale aantal geplaatste Gewone Aandelen Ahold onmiddellijk voorafgaand aan de Closing.

5.3	Ruilverhouding

5.3.1	Ingevolge de Fusieovereenkomst zal Ahold op de Effectieve Tijd voor ieder geplaatst en uitstaand Gewoon Aandeel Delhaize 4,75 Gewone Aandelen Ahold toekennen (deze verhouding van Gewone Aandelen Ahold tot Gewone Aandelen Delhaize, de “Ruilverhouding”).

5.3.2	Onverminderd hetgeen aan het slot van artikel 6.1.2 staat vermeld, wordt er bij het effectueren van de Fusie geen opleg in geld betaald krachtens de Ruilverhouding.

6	Voorwaarden voor toekenning van Gewone Aandelen Ahold en Ahold ADS - Kapitaalverhoging - Goodwill en reserves - Deelname in winst - Intrekking aandelen en kapitaalbewegingen voorafgaande aan de Closing

6.1	Voorwaarden voor toekenning van Gewone Aandelen Ahold en Ahold ADS-en

6.1.1	Ahold zal op de Effectieve Tijd voor ieder geplaatst en uitstaand Gewoon Aandeel Delhaize (anders dan een Gewoon Aandeel Delhaize dat door Delhaize zelf of door Ahold wordt gehouden, indien van toepassing) 4,75 Gewone Aandelen Ahold toekennen.

6.1.2	Alle Gewone Aandelen Delhaize zullen op de Effectieve Tijd niet langer uitstaand zijn, zullen automatisch worden ingetrokken en zullen ophouden te bestaan, en:

(i)	iedere gedematerialiseerde boeking bij intermediairs die deelnemen in het door Euroclear beheerde centrale bewaar- en settlementsysteem die eerder een van deze Gewone Aandelen Delhaize vertegenwoordigde (andere dan de door Delhaize zelf gehouden Gewone Aandelen Delhaize en de door Ahold gehouden Gewone Aandelen Delhaize, indien van toepassing) zal hierna Gewone Aandelen Ahold vertegenwoordigen die in de Fusie voor deze Gewone Aandelen Delhaize overeenkomstig de Ruilverhouding worden toegekend;

(ii)	ieder door Delhaize zelf gehouden Gewoon Aandeel Delhaize en ieder door Ahold gehouden Gewoon Aandeel Delhaize, indien van toepassing, zal niet langer uitstaand zijn en zal worden ingetrokken en ophouden te bestaan, en in ruil daarvoor zal op grond van artikel 703, § 2, jo. artikel 772/1 W.Venn. geen vergoeding worden verstrekt;

(iii)	Ahold zal in haar aandeelhoudersregister de voormalige houder van ieder Gewoon Aandeel Delhaize op naam registreren met het aantal Gewone Aandelen Ahold zoals dit resulteert uit de Ruilverhouding, daarbij afgaand op het aandeelhouderschap zoals blijkt uit het aandelenregister van Delhaize bij Closing, waarvan zal worden aangenomen dat dit juist is, waarna zij het digitale aandelenregister van Delhaize zal sluiten;

(iv)

iedere Delhaize ADS zal niet langer uitstaand zijn en zal worden ingetrokken in ruil voor het recht van de houder van deze Delhaize ADS tot ontvangst, naar eigen keuze, van (i) een aantal Ahold ADS-en dat gelijk is aan het resultaat van (a) het aantal Gewone Aandelen Delhaize dat vertegenwoordigd wordt door één Delhaize ADS (de “Delhaize ADS- verhouding”) vermenigvuldigd met (b) de Ruilverhouding gedeeld door (c) het aantal Gewone Aandelen Ahold dat vertegenwoordigd wordt door één Ahold ADS of (ii) een aantal Gewone Aandelen Ahold dat gelijk is aan het resultaat van (a) de Delhaize ADS-verhouding vermenigvuldigd met (b) de Ruilverhouding (paragraaf (i) en (ii), de “Per ADS Fusievergoeding”) en

(v)	iedere Delhaize Aandelentoekenning zal overeenkomstig Bijlage 1 worden behandeld, welke wordt geacht onlosmakelijk deel uit te maken van dit Fusievoorstel,

met dien verstande dat geen breukdelen van Gewone Aandelen Ahold of Ahold ADS-en zullen worden toegekend, maar in plaats daarvan:

(a)	zal voor gedematerialiseerde boekingen (sub (i) hierboven) de tussenpersoon van de betreffende aandeelhouder de aanspraken op breukdelen combineren tot nieuwe Gewone Aandelen Ahold of Ahold ADS- en en de bijhorende Gewone Aandelen Ahold en Ahold ADS-en verkopen namens de houders die anders in de markt recht zouden hebben gehad op ontvangst van een fractioneel Gewoon Aandeel Ahold of Ahold ADS tegen contanten, en vervolgens de netto opbrengsten in contanten uitkeren aan deze houders in verhouding tot ieders aanspraak op breukdelen; en

(b)	zal voor aandeelhouders op naam (sub (iii) hierboven) het totale aantal nieuw toegekende aandelen aan iedere geregistreerde houder naar beneden op het dichtstbijzijnde gehele getal worden afgerond, en het saldo zal in contanten worden betaald. Dit saldo zal op basis van de beursnotering van de Gewone Aandelen Ahold aan Euronext Amsterdam op de Transactiedatum worden berekend, of wanneer de Transactiedatum voor Euronext Amsterdam geen handelsdag is, de laatste handelsdag vóór de Transactiedatum.

Het totale bedrag aan contanten dat ingevolge dit artikel 6.1.2, slot, door Ahold zal worden betaald, zal niet hoger zijn dan 10% van de totale nominale waarde van de Gewone Aandelen Ahold die krachtens de Fusie zullen worden toegekend.

6.1.3	Indien het aantal uitgegeven en uitstaande Gewone Aandelen Ahold, Ahold ADS- en, Gewone Aandelen Delhaize of Delhaize ADS-en (of effecten die omgezet kunnen worden in, of geruild kunnen worden voor of uitgeoefend kunnen worden voor Gewone Aandelen Ahold, Ahold ADS-en, Gewone Aandelen Delhaize of Delhaize ADS-en) voor de Effectieve Tijd wijzigt (en zoals toegestaan door de convenanten met betrekking tot de periode tussen de ondertekening van de Fusieovereenkomst en de Closing) als gevolg van een soortwijziging, aandelensplitsing (waaronder een omgekeerde aandelensplitsing), aandelendividend of uitkering, herkapitalisatie, fusie, onderverdeling, inkoopaanbieding van de uitgevende instelling, of ruilaanbod, of een andere, soortgelijke transactie, in elk geval anders dan als gevolg van een krachtens en overeenkomstig artikel 6.5 door Ahold geëffectueerde kapitaalvermindering of een krachtens artikel 6.6 door Ahold verrichte aandeleninkoop, zal de Ruilverhouding en/of de Per ADS Fusievergoeding pro rata worden aangepast om aan de Aandeelhouders van Delhaize en de aandeelhouders van Ahold dezelfde economische werking te doen toekomen als voorafgaande aan deze handeling(en) door de Fusieovereenkomst werd overwogen.

6.1.4	Elk van Ahold, Delhaize en elk van hun respectieve verbonden ondernemingen of enig financieel tussenpersoon die in de Fusie-transacties tussenkomt, zal gerechtigd zijn van de aan houders van Gewone Aandelen Delhaize, Delhaize ADS-en of Delhaize Aandelentoekenningen toe te kennen aandelen of te betalen contanten zodanige bedragen af te trekken en in te houden waarvan deze in redelijkheid vaststelt dat die ingevolge enige betreffende bepaling van toepasselijke belastingwetgeving afgetrokken of ingehouden dienen te worden. Voor zover bedragen aldus worden ingehouden en aan de geëigende overheidsinstantie worden afgedragen, al naargelang het geval door Ahold, Delhaize, een van hun respectieve gelieerde ondernemingen of een financieel tussenpersoon, zullen dergelijke ingehouden bedragen worden aangemerkt als zijnde betaald aan de houder van Gewone Aandelen Delhaize, Delhaize ADS-en of Delhaize Aandelentoekenningen waarvoor deze aftrek of inhouding door Ahold, Delhaize, deze gelieerde onderneming of deze financieel tussenpersoon, al naargelang het geval, is verricht.

6.1.5	Ahold en Delhaize zullen ieder ter effectuering van dit artikel 6 geëigende regelingen treffen met de agent van Ahold en de agent van Delhaize.

6.2	Kapitaalverhoging krachtens de Fusie

Het geplaatste kapitaal van Ahold zal krachtens de Fusie toenemen met een bedrag dat gelijk is aan (i) het aantal geplaatste Gewone Aandelen Delhaize minus het aantal door Delhaize of door Ahold gehouden Gewone Aandelen Delhaize, indien van toepassing, telkens per de Effectieve Tijd, vermenigvuldigd met (ii) de Ruilverhouding (zijnde 4,75, echter met inachtneming van het feit dat het aantal Gewone Aandelen Ahold dat toegekend wordt aan de in artikel 6.1.2, sub (iii), genoemde aandeelhouders op naam naar beneden op het dichtstbijzijnde gehele getal zal worden afgerond), vermenigvuldigd door (iii) de nominale waarde van één Gewoon Aandeel Ahold (zijnde EUR 0,01).

6.3	Gevolgen van de Fusie voor de omvang van de goodwill en de reserves van Ahold.

Iedere goodwill die in het kader van de aandelenruil wordt betaald, zal op de Effectieve Tijd als goodwill in de geconsolideerde jaarrekening worden vermeld. Deze goodwill zal bestaan uit het verschil tussen de marktwaarde van de onderscheiden vermogensbestanddelen van Delhaize zoals bij Fusie verkregen en de marktwaarde van de Gewone Aandelen Ahold die zijn toegekend in ruil voor de Gewone Aandelen Delhaize. Het exacte bedrag in kwestie hangt onder meer af van de daadwerkelijke beurskoersen op de Transactiedatum.

Een voorlopige raming van de op de balans van de Gecombineerde Vennootschap te verantwoorden goodwill, zoals verworven en berekend per de beurskoers van 11 november 2015, bedraagt EUR 5.289 miljoen.

Ten gevolge van de Fusie zullen de vrij uitkeerbare reserves van Ahold toenemen met het saldo van de marktwaarde van de in de Fusie toegekende Gewone Aandelen Ahold en de totale nominale waarde daarvan. Een voorlopige raming van de marktwaarde van de in de Fusie toegekende Gewone Aandelen Ahold zoals berekend per de beurskoers van 11 november 2015 bedraagt EUR 9.636 miljoen.

6.4	Deelname in winst

6.4.1	De aan Delhaize Aandeelhouders toegekende Gewone Aandelen Ahold en Ahold ADS-en zullen per de Effectieve Tijd van dezelfde aard zijn en dezelfde rechten, voorrang en voorrechten hebben als de respectieve bestaande Gewone Aandelen Ahold en Ahold ADS-en, waaronder met betrekking tot winstgerechtigheid. Een en ander laat onverlet dat indien de Closing plaatsvindt na de in 2016 te houden algemene vergadering van aandeelhouders van Ahold, winstuitkeringen over het boekjaar 2015 alleen zullen toekomen aan de Gewone Aandelen Ahold en Ahold ADS-en die voorafgaande aan de Fusie bestonden. Indien de Closing naar verwachting plaatsvindt na de in 2016 te houden algemene vergadering van aandeelhouders Ahold en vóór de in 2016 te houden algemene vergadering van Delhaize Aandeelhouders, is Delhaize gerechtigd aan de Delhaize Aandeelhouders voor te stellen het tijdstip van enige winstuitkering over het boekjaar 2015 te vervroegen.

6.4.2	Anders dan hierboven in artikel 6.4.1 is uiteengezet, zijn er geen bijzondere voorwaarden met betrekking tot de deelname in de winst van de bij voltooiing van de Fusie door Ahold toe te kennen nieuwe aandelen die deze gerechtigheid zouden aantasten.

6.5	Kapitaalvermindering bij Ahold

Onmiddellijk voorafgaande aan de Closing:

6.5.1	zal de nominale waarde van de Gewone Aandelen Ahold worden verhoogd met een bedrag waarin een totaalbedrag van circa een miljard euro (EUR 1.000.000.000) is opgenomen ten laste van de beschikbare (vrij uitkeerbare) algemene agioreserve van Ahold met een totaalbedrag van circa een miljard euro (EUR 1.000.000.000);

6.5.2	na deze toename zal een zodanige omgekeerde aandelensplitsing worden geëffectueerd dat het aantal Gewone Aandelen Ahold zal afnemen met een aantal dat gelijk is aan het aantal Gewone Aandelen Ahold dat met de Ahold Kapitaalrestitutie had kunnen worden ingekocht; en

6.5.3	na deze omgekeerde aandelensplitsing zal een vermindering van de nominale waarde van de Gewone Aandelen Ahold worden geëffectueerd, waarna circa een miljard euro (EUR 1.000.000.000) van dit verminderde bedrag zal worden terugbetaald aan de houders van geplaatste en uitstaande Gewone Aandelen Ahold. Het overschot van het verminderde bedrag zal aan de algemene agioreserve van Ahold worden toegevoegd (de “Ahold Kapitaalrestitutie”).

6.6	Aandeleninkoop

Indien voorafgaande aan de Closing enige of alle houders van de cumulatief preferente financieringsaandelen van Ahold ervoor kiezen deze cumulatief preferente financieringsaandelen te converteren in Gewone Aandelen Ahold, zal Ahold zich ertoe verbinden voorafgaande aan de Closing aandelen in te kopen ter compensatie van de toename van het aantal Gewone Aandelen Ahold als gevolg van deze conversie.

7	Informatie over de waardering van het door Delhaize overgedragen vermogen

De Gecombineerde Vennootschap zal het bij de Fusie het vermogen dat zij krachtens de Fusie zal verkrijgen per de Balansdatum tegen marktwaarde in haar boeken opnemen.

Na voltooiing van de Splitsing zal krachtens de Splitsing overgedragen vermogen van (het voormalige) Delhaize in de boeken van NieuwDelhaize worden opgenomen tegen dezelfde waarde die het in de boeken van Delhaize per de Balansdatum had. Het aandeelhouderschap in NieuwDelhaize zal in de enkelvoudige jaarrekening van de Gecombineerde Vennootschap tegen marktwaarde worden opgenomen.

8	Data van de rekeningen van de Fuserende Vennootschappen zoals gebruikt ter bepaling van de voorwaarden van de Fusie

De voorwaarden van de Fusie zijn gebaseerd op factoren zoals beschreven in de respectievelijke bestuursverslagen van Ahold en Delhaize (zie artikel 12). Voor zover, onder meer, financiële verslaggeving is gebruikt ter bepaling van de voorwaarden van de Fusie, betreft dit de cijfers van Ahold en Delhaize per boekjaar 2014 alsook de cijfers op het eind van het eerste kwartaal van het boekjaar 2015.

9	Balansdatum - jaarrekening

9.1	De financiële gegevens die betrekking hebben op Delhaize zullen per de Effectieve Tijd in de jaarrekening van Ahold worden opgenomen, de datum met ingang waarvan, voor boekhoudkundige doeleinden, alle transacties van Delhaize worden geacht te zijn uitgevoerd namens Ahold en als transacties van Ahold dienen te worden aangemerkt. De Fusie zal om deze reden voor boekhoudkundige doeleinden geen terugwerkende kracht hebben. Het laatste volledige boekjaar van Delhaize zal derhalve eindigen op 31 december 2015, het laatste boekjaar zal eindigen op de dag voor de Effectieve Tijd (de “Balansdatum”) en de laatste rekening zal per de Balansdatum worden opgemaakt.

9.2	Na de Effectieve Tijd berusten de verplichtingen met betrekking tot de jaarrekening of overige financiële verslaggeving van de Gecombineerde Vennootschap bij de Gecombineerde Vennootschap.

9.3	Onverminderd het bovenstaande zal de Raad van Bestuur van Delhaize financiële verslaggeving opstellen voor de periode tussen de eerste dag na het laatste volledige boekjaar van Delhaize en de Effectieve Tijd. Deze financiële verslaggeving voor Delhaize dient vergezeld te gaan van een verslag van de commissaris van Delhaize. De goedkeuring voor deze verslaggeving voor Delhaize en de kwijting van de Raad van Bestuur van Delhaize en de commissaris van Delhaize zal op de agenda van een algemene vergadering van aandeelhouders van de Gecombineerde Vennootschap worden geplaatst.

10	Gevolgen van de Fusie

10.1	Overgang van het vermogen van Delhaize aan Ahold onder algemene titel

10.1.1	Het gehele vermogen en alle rechtsverhoudingen van Delhaize zullen per de Effectieve Tijd onder de voorwaarden als uiteengezet in dit Fusievoorstel onder algemene titel overgaan op Ahold, waardoor Ahold automatisch in alle rechten en verplichtingen van Delhaize treedt. Onder verwijzingen naar het vermogen van Delhaize vallen alle rechten of goederen die haar eigendom zijn of waarvan zij het voordeel geniet, met inbegrip van haar niet uit de balans blijkende rechten en verplichtingen, ongeacht de aard daarvan.

10.1.2	De onderstaande beschrijving van het vermogen en de rechtsverhoudingen van Delhaize is puur indicatief en is uitsluitend bedoeld ter informatie. De beschrijving is niet limitatief, aangezien de Fusie zal leiden tot een overgang onder algemene titel van het gehele vermogen en alle rechtsverhoudingen van Delhaize per de Effectieve Tijd.

10.1.3	Het vermogen en rechtsverhoudingen welke krachtens de Fusie overgaan van Delhaize op Ahold betreffen, maar zijn niet beperkt tot:

(i)	Contractuele afspraken. Alle contractuele afspraken van Delhaize en alle contractuele en niet-contractuele rechten en verplichtingen die daaruit voortvloeien;

(ii)	Intellectuele-eigendomsrechten. Elk, al dan niet geregistreerd recht, eigendom en belang van Delhaize op, van of in de intellectuele- eigendomsrechten van Delhaize,;

(iii)	Aan vastgoed verbonden rechten. Elk recht, elke titel en elk belang van Delhaize op, van of in vastgoed, met inbegrip van, maar niet beperkt tot, het in Bijlage 2 genoemde vastgoed. Met betrekking tot de overgang van het vastgoed van Delhaize wordt tevens verwezen naar artikel 14.2;

(iv)	Toestemmingen licenties en/of vergunningen welke nuttig, noodzakelijk of vereist zijn voor de bedrijfsvoering van Delhaize. Alle toestemmingen en vergunningen van Delhaize welke nuttig, noodzakelijk of vereist zijn voor haar bedrijfsvoering, in de staat waarin deze zich bevinden op de Effectieve Tijd, met inbegrip van, maar niet beperkt tot:

(a)	de in Bijlage 3 vermelde nummers van vestigingseenheden van Delhaize en de bijhorende toestemmingen/registraties bij het Federaal Agentschap voor de Veiligheid van de Voedselketen;

(b)	overige toestemmingen/licenties, met inbegrip van, maar niet beperkt tot:

(I)	vervoersvergunning;

(II)	afval vervoersvergunning;

(III)	vergunning voor afvalverwerking;

(IV)	vergunning voor bottelactiviteiten;

(V)	REACH-registratie;

(VI)	vergunning voor de verkoop van alcohol; en

(VII)	vergunning voor de verkoop van tabak; en/of

(c)	overige vergunningen, met inbegrip van, maar niet beperkt tot:

(I)	milieuvergunningen.

Voor zover toestemmingen en/of vergunningen niet automatisch overgaan als gevolg van de Fusie, zullen Delhaize en Ahold alle toepasselijke maatregelen nemen om zorg te dragen voor de overdracht of vernieuwing van deze toestemmingen en/of vergunningen.

10.2	Bestaand vruchtgebruik en pandrecht op Gewone Aandelen Delhaize

Elke bestaand vruchtgebruik en pandrecht op Gewone Aandelen Delhaize, indien van toepassing, zal krachtens artikel 2:319 lid 1 BW rusten op de in de Fusie toegekende Gewone Aandelen Ahold bij wege van zaaksvervanging.

10.3	Door Ahold toegekende rechten of door Ahold te betalen vergoeding aan aandeelhouders met bijzondere rechten of aan houders van effecten anders dan aandelen of deelbewijzen in het kapitaal of voorgestelde maatregelen met betrekking hiertoe.

Uitgezonderd als uiteengezet in artikel 5.1 en 5.2 heeft geen van de Fuserende Vennootschappen (i) bijzondere rechten aan aandeelhouders verleend of (ii) effecten anders dan aandelen of deelbewijzen in het kapitaal, als bedoeld in artikel 2:312, lid 2, letter c jo. 2:320, lid 1, BW en artikel 772/6, § 2, g) W.Venn. Onverminderd Bijlage 1 zullen in het kader van het Fusieproces geen bijzondere rechten worden verleend en zijn geen overige maatregelen in de zin van deze bepalingen voorgesteld.

10.4	Bijzondere voordelen toegekend aan leden van organen die belast zijn met het bestuur of de leiding van, of het toezicht of de controle op de Fuserende Vennootschappen of aan deskundigen die het Fusievoorstel onderzoeken

10.4.1	Aan geen enkele bestuurder en/of directeur en/of geen enkel lid van enig orgaan dat belast is met het bestuur of de leiding van, of het toezicht of de controle op Ahold of Delhaize wordt enig bijzonder voordeel toegekend in de zin van artikel 2:312 lid 2 onder d BW en artikel 772/6, § 2, onder h) W.Venn., behoudens zoals hieronder is aangegeven:

(i)	De heer Frans Muller wordt een bijzondere toekenning van Delhaize EU PSUs verleend. Die vesting wordt voorafgaand aan de Closing door Delhaize verricht en zal een waarde hebben van EUR 1,5 miljoen. De Delhaize EU PSU’s worden drie jaar na de toekenning onvoorwaardelijk verkregen, mits de onderneming presteert overeenkomstig de bij de toekenning vastgestelde financiële doelstellingen. Deze doelstellingen hebben momenteel betrekking op het creëren van aandeelhouderswaarde. Het aantal te ontvangen aandelen bij de vesting van de Delhaize EU PSU’s zal variëren van 0% tot 150% van het toegekende aantal Delhaize EU PSU’s, in functie van de door de onderneming behaalde prestaties afgezet tegen de financiële doelstellingen. Bij de Closing worden de prestaties afgemeten aan de doelstellingen zoals die zijn gesteld in het kader van de stimuleringsregeling voor de lange termijn van de Gecombineerde Vennootschap.

Daarnaast worden de bij uitzondering toegekende Delhaize EU PSU’s gevest op voorwaarde dat (i) de buitengewone algemene vergadering van Aandeelhouders van Delhaize instemt met de toekenning ervan; (ii) de Closing plaatsvindt; en (iii) de heer Muller op de datum van de Closing nog bij Delhaize werkt op basis van zijn managementcontract. Indien aan een van deze vestingvoorwaarden niet wordt voldaan, zal deze vesting niet plaatsvinden en zullen de Delhaize EU PSU’s toegekend onder deze uitzonderlijke vesting automatisch vervallen en nietig worden.

Bij de Closing worden deze bij uitzondering toegekende Delhaize EU PSU’s geconverteerd in prestatieaandelen op grond van de meerjarige stimuleringsregeling van de Gecombineerde Vennootschap.

(ii)	In de door de heer Muller en de Gecombineerde Vennootschap te sluiten dienstverleningsovereenkomst wordt een ontslagregeling opgenomen voor het geval deze overeenkomst wordt beëindigd binnen twee jaar na de Effectieve Tijd. In dat geval ontvangt de heer Muller uitbetaling van twee jaar volledige vergoeding op grond van die dienstverleningsovereenkomst, d.w.z. vaste beloning en arbeidsvoorwaarden, kortlopende stimuleringsregeling bij het behalen van de doelstellingen, meerjarige stimuleringsbeloningen en versnelde vesting van de uitstaande en nieuwe (voor twee jaar) toegekende, meerjarige stimuleringsbeloningen; dit is inclusief opzegtermijn.

Ahold zal dit voorstel ter goedkeuring voorleggen aan de algemene vergadering van aandeelhouders.

(iii)	Bij de Closing kent de Gecombineerde Vennootschap aan de heer Dick Boer, de heer Frans Muller, de heer Jeff Carr, de heer James McCann, de heer Kevin Holt, de heer Pierre Bouchut en de heer Marc Croonen een eenmalige erkenningsbeloning toe. De erkenningsbeloning bestaat uit prestatieaandelen in de Gecombineerde Vennootschap, die worden gevest in gewone aandelen in de Gecombineerde Vennootschap. De vesting hiervan is afhankelijk van het behalen van de voorafgaand aan de Closing vast te stellen key performance indicatoren en voortduring van het dienstverband. Onder deze voorwaarden zal de vesting plaatsvinden in twee tranches van elk 50% voor de toegekende prestatieaandelen. De eerste tranche zal worden gevest 12 maanden na de datum van toekenning en de tweede tranche zal worden gevest 24 maanden na de datum van toekenning. De waarde van de toekenning aan elk van de hiervoor genoemde personen zal gelijk zijn aan het basissalaris voor één jaar, met uitzondering van de toekenning aan de heer Frans Muller, die een waarde zal hebben van 150% van het basissalaris voor één jaar. Vanaf de datum van toekenning van de prestatieaandelen geldt een aanhoudperiode van vijf jaar.

Ahold zal dit voorstel ter goedkeuring voorleggen aan de algemene vergadering van aandeelhouders.

10.4.2	PwC, vertegenwoordigd door Peter van Mierlo, is door Ahold aangesteld om een verslag uit brengen over de Fusie op grond van artikel 2:328 BW, zoals bedoeld in artikel 13.1. De vergoeding van PwC voor het opstellen van dit verslag bedraagt EUR 275.000, exclusief btw.

10.4.3	Deloitte, vertegenwoordigd door Eric Nys, heeft van Delhaize de opdracht gekregen een verslag op te stellen over de Fusie op grond van artikel 772/9, §§ 1 en 2 W.Venn., als bedoeld in artikel 13.3. De vergoeding van Deloitte voor het opstellen van dit verslag bedraagt EUR 30.000, exclusief btw.

10.5	Statuten van Ahold

10.5.1	De statuten van Ahold zoals van kracht op de datum van dit Fusievoorstel zijn aangehecht als Bijlage 4.

10.5.2	Tegelijkertijd met het voorstel om de Fusie overeenkomstig dit Fusievoorstel te realiseren, wordt aan de buitengewone algemene vergadering van aandeelhouders van Ahold voorgesteld de statuten van Ahold te wijzigen overeenkomstig de in Bijlage 5 opgenomen tekst, echter met dien verstande dat de in Bijlage 5 opgenomen tekst ook de tekst omvat van de voorstellen tot wijziging van de statuten als bedoeld in artikel 10.5.3 en 10.5.4. Met de eerstgenoemde wijziging wordt beoogd de governance-structuur door te voeren zoals uiteengezet in de Fusieovereenkomst, welke van kracht wordt per de Effectieve Tijd en voorwaardelijk aan het van kracht worden van de Fusie. De bedragen die deel uitmaken van het maatschappelijk kapitaal van Ahold (artikel 4.1 van Bijlage 5) worden vastgesteld nadat de Ahold Kapitaalrestitutie is verricht, binnen de grenzen van een maximaal totaal maatschappelijk kapitaal van EUR 45.000.000.

10.5.3	Aan de buitengewone algemene vergadering van aandeelhouders van Ahold wordt voorgesteld in te stemmen met de Ahold Kapitaalrestitutie, welke drie wijzigingen van de statuten van Ahold omvat. De concepttekst van dit voorstel tot wijziging van de statuten van Ahold die voortvloeit uit die drie wijzigingen is opgenomen in de tekst van Bijlage 5.

10.5.4	Aan de buitengewone algemene vergadering van aandeelhouders van Ahold wordt voorgesteld de statuten van Ahold zodanig te wijzigen dat hierin een optierecht wordt opgenomen ten behoeve van de Stichting Ahold om cumulatief preferente aandelen in het kapitaal van Ahold te verwerven. De concepttekst van dit voorstel tot wijziging van de statuten van Ahold is opgenomen in de tekst van Bijlage 5.

10.5.5	De statuten van Ahold noch de statuten van Delhaize bevatten een bepaling met betrekking tot de goedkeuring van het besluit om de Fusie te effectueren.

10.6	Voorgestelde samenstelling van de raad van commissarissen, de raad van bestuur en het executive committee van de Gecombineerde Vennootschap

10.6.1	De onderstaande lijst omvat de personen die, per de datum van dit Fusievoorstel, zijn aangewezen om lid te worden van de raad van commissarissen van de Gecombineerde Vennootschap, zulks per de Effectieve Tijd:

(i)	De heer Mats Jansson, de huidige voorzitter van de Raad van Bestuur van Delhaize, als voorzitter;

(ii)	De heer Jan Hommen, de huidige voorzitter van de Raad van Commissarissen, als vicevoorzitter;

(iii)	De heer Jacques de Vaucleroy, huidig lid van de Raad van Bestuur van Delhaize, eveneens als vicevoorzitter;

(iv)	De heer Patrick De Maeseneire, huidig lid van de Raad van Bestuur van Delhaize, als lid van de raad van commissarissen;

(v)	Mevrouw Dominique Leroy, huidig lid van de Raad van Bestuur van Delhaize, als lid van de raad van commissarissen;

(vi)	De heer Bill McEwan, huidig lid van de Raad van Bestuur van Delhaize, als lid van de raad van commissarissen;

(vii)	De heer Jack L. Stahl, huidig lid van de Raad van Bestuur van Delhaize, als lid van de raad van commissarissen;

(viii)	De heer Johnny Thijs, huidig lid van de Raad van Bestuur van Delhaize, als lid van de raad van commissarissen;

(ix)	De heer Rob van den Bergh, huidig lid van de Raad van Commissarissen, als lid van de raad van commissarissen;

(x)	Mevrouw Mary Anne Citrino, als lid van de raad van commissarissen;

(xi)	De heer René Hooft Graafland, huidig lid van de Raad van Commissarissen, als lid van de raad van commissarissen;

(xii)	De heer Mark McGrath, huidig lid van de Raad van Commissarissen, als lid van de raad van commissarissen;

(xiii)	De heer Ben Noteboom, huidig lid van de Raad van Commissarissen, als lid van de raad van commissarissen; en

(xiv)	Mevrouw Stephanie Shern, huidig lid van de Raad van Commissarissen, als lid van de raad van commissarissen.

10.6.2	De onderstaande lijst omvat de personen die, per de datum van dit Fusievoorstel, zijn aangewezen om lid te worden van de raad van bestuur van de Gecombineerde Vennootschap, zulks per de Effectieve Tijd:

(i)	De heer Dick Boer, de huidige Chief Executive Officer van Ahold, als de Chief Executive Officer;

(ii)	De heer Frans Muller, de huidige Chief Executive Officer van Delhaize, als de Deputy Chief Executive Officer en Chief Integration Officer;

(iii)	De heer Jeff Carr, de huidige Chief Financial Officer van Ahold, als de Chief Financial Officer;

(iv)	De heer Pierre Bouchut, de huidige Chief Financial Officer van Delhaize, als de Chief Operating Officer Europe;

(v)	De heer James McCann, de huidige Chief Operating Officer USA van Ahold, als de Chief Operating Officer USA; en

(vi)	De heer Kevin Holt, de huidige Chief Operating Officer USA van Delhaize, eveneens als de Chief Operating Officer USA.

10.6.3	De onderstaande lijst omvat de personen die, per de datum van dit Fusievoorstel, zijn aangewezen om lid te worden van het executive committee van de Gecombineerde Vennootschap, per de Effectieve Tijd:

(i)	De leden van de raad van bestuur van de Gecombineerde Vennootschap;

(ii)	De heer Marc Croonen, de huidige Chief Human Resources Officer van Delhaize, als de Chief Sustainability, Transformation & Communications Officer;

(iii)	Mevrouw Hanneke Faber, de huidige Chief Commercial Officer van Ahold, als de Chief E-Commerce & Innovation Officer;

(iv)	De heer Jan Ernst de Groot, de huidige Chief Legal Officer van Ahold, als de Chief Legal Officer; en

(v)	Mevrouw Abbe Luersman, de huidige Chief Human Resources Officer van Ahold, als de Chief Human Resources Officer.

De raad van bestuur van de Gecombineerde Vennootschap wordt verantwoordelijk voor de algemene leiding en de besluitvorming van de Gecombineerde Vennootschap en zal zijn taak uitvoeren in het belang van de Gecombineerde Vennootschap en haar activiteiten. De dagelijkse leiding van de Gecombineerde Vennootschap wordt gedelegeerd aan het executive committee van de Gecombineerde Vennootschap.

10.7	Waarschijnlijke gevolgen van de Fusie voor de werkgelegenheid

10.7.1	Ahold en Delhaize verwachten niet dat de Fusie zal leiden tot een aanzienlijke vermindering van het totale personeelsbestand van de Gecombineerde Vennootschap.

10.7.2	Medewerkers van Delhaize zullen onderworpen zijn aan een overdracht van onderneming als deel van het verloop van de Fusie. Zodra de Fusie van kracht wordt, worden alle bestaande rechten en verplichtingen die voortvloeien uit arbeidsovereenkomsten of uit arbeidsverhoudingen met Delhaize van rechtswege overgedragen aan Ahold op grond van artikel 772/4 W.Venn. Als gevolg hiervan:

(i)	worden alle bestaande rechten en verplichtingen die voortvloeien uit arbeidsovereenkomsten of uit arbeidsverhoudingen met de medewerkers of de voormalige medewerkers van Delhaize, per de Effectieve Tijd, van Delhaize overgedragen aan Ahold, die vanaf dat moment deze rechten zal genieten en deze verplichtingen zal naleven en nakomen;

(ii)	draagt Ahold per de Effectieve Tijd alle kosten in verband met de lonen en arbeidsvoordelen van medewerkers, met inbegrip van vakantiegeld, dertiende maand, belastingen, socialezekerheidsbijdragen, groepsverzekeringsbijdragen of andere extralegale verzekeringen in verband met de medewerkers of de voormalige medewerkers van Delhaize; en

(iii)	is Ahold per de Effectieve Tijd aansprakelijk voor elke verschuldigde schadeloosstelling ten gevolge van de beëindiging van de arbeidsverhouding met de medewerkers of de voormalige medewerkers van Delhaize, met inbegrip van elke schadeloosstelling waarvan elk bedrag of de toekenning geheel of gedeeltelijk afhankelijk is van het voortduren van het dienstverband van de medewerkers of voormalige medewerkers van Delhaize die per de Effectieve Tijd zijn overgenomen.

10.7.3	Voor de volledigheid bevestigen de Fuserende Vennootschappen dat de overdracht de volgende rechten en verplichtingen omvat:

(i)	vordering tot terugbetaling jegens de Rijksdienst voor Arbeidsvoorziening/Office National de L’Emploi van de inschakelingsvergoeding die is betaald aan medewerkers die zijn ontslagen in het kader van het collectieve ontslag waartoe het voornemen werd aangekondigd op 11 juni 2014, overeenkomstig artikel 38 van de Wet van 23 december 2005 betreffende het generatiepact;

(ii)	vordering tot terugbetaling jegens de Rijksdienst voor Arbeidsvoorziening/Office National de L’Emploi van de outplacementkosten overeenkomstig artikel 15/2 van het Koninklijk Besluit van 9 maart 2006 betreffende het activerend beleid bij herstructureringen;

(iii)	recht op ontheffing van de verplichting tot vervanging van de medewerkers die voor de Effectieve Tijd zijn ontslagen in het kader van het collectief ontslag waartoe het voornemen door Delhaize werd aangekondigd op 11 juni 2014 en die in aanmerking komen of zullen komen voor het stelsel van werkloosheid met bedrijfstoeslag;

(iv)	vordering tot terugbetaling van de lonen en de sociale bijdragen met betrekking tot het betaald educatief verlof als bedoeld in artikel 120 van de Herstelwet houdende sociale bepalingen van 22 januari 1985;

(v)	recht op elke algemene of specifieke verlaging van bijdragen ten behoeve van de sociale zekerheid of belastingen; en

(vi)	de verplichting tot betaling van aanvullingen bovenop de wettelijke sociale uitkeringen toegekend aan huidige of voormalige medewerkers van Delhaize, ongeacht de rechtsbron waaruit deze betalingsverplichting voortvloeit of de benaming van deze aanvullingen (d.w.z. bedrijfstoeslag in het kader van werkloosheid met bedrijfstoeslag, toeslagen bovenop werkloosheidstoeslagen buiten het stelsel van werkloosheid met bedrijfstoeslag, aanvullingen bovenop opzeggingsvergoedingen in het kader van tijdskrediet, etc.), met inbegrip van de socialezekerheidsbijdragen of andere over deze aanvullingen verschuldigde heffingen.

10.7.4	Ahold en Delhaize zijn overeengekomen dat Delhaize doorgaat met de uitvoering van het reorganisatie- en werkgelegenheidsplan in België zoals bedoeld in, en overeenkomstig met, de collectieve arbeidsovereenkomsten die Delhaize heeft gesloten met de vakbonden van haar medewerkers op 19 december 2014, 6 februari 2015 en 23 februari 2015 (met inbegrip van de verdere verwezenlijking van de doelstellingen die in het kader van dit reorganisatie- en werkgelegenheidsplan zijn vastgesteld).

10.8	Voornemens met betrekking tot de fiscale behandeling van de Fusie en de Hive-Down

Onder verwijzing naar artikel 4.1.10 van dit Fusievoorstel verplichten de Fuserende Vennootschappen zich ertoe de noodzakelijke maatregelen te treffen om te verzekeren dat de Fusie- en Hive-Down vanuit Belgisch fiscaal perspectief Belastingneutraal zijn.

10.9	Voornemens omtrent voortzetting of beëindiging van de activiteiten van Ahold en Delhaize

Het voornemen is dat de activiteiten van Delhaize of Ahold niet worden gewijzigd en dat hun respectieve activiteiten worden voortgezet door de Gecombineerde Vennootschap. Voor alle duidelijkheid: het bovenstaande geldt onverminderd de Splitsing, op grond waarvan de activiteiten van (het voormalige) Delhaize worden voortgezet door NieuwDelhaize.

10.10	Stemrechtloze of winstrechtloze aandelen

Geen van de Fuserende Vennootschappen heeft stemrechtloze of winstrechtloze aandelen. Derhalve is artikel 2:330a BW niet van toepassing op de Fusie.

10.11	Voorstel voor het bedrag aan schadeloosstelling indien artikel 2:333h BW van toepassing is

Artikel 2:333h BW is niet van toepassing op de Fusie.

11	Bescherming van de rechten van belanghebbenden

11.1	Voortzetting van de bestaande situatie met betrekking tot Medezeggenschap

11.1.1	Op de datum van dit Fusievoorstel is er op het niveau van Koninklijke Ahold N.V. of het niveau van Delhaize Group NV/SA geen sprake van Medezeggenschap in de zin van artikel 1:1 van de Wet rol werknemers bij Europese rechtspersonen (de “WRW-ER”).

11.1.2	Tijdens hun respectievelijke buitengewone algemene vergaderingen van aandeelhouders, zal zowel Ahold als Delhaize voorstellen de zogeheten referentievoorschriften van artikel 1:31 lid 2 en 3 WRW-ER toe te passen in plaats van onderhandelingen te starten met een bijzondere onderhandelingsgroep.

11.1.3	Indien de buitengewone algemene vergaderingen van aandeelhouders van Ahold en Delhaize instemmen met het voorstel om de referentievoorschriften toe te passen, zal de bestaande situatie met betrekking tot Medezeggenschap worden voortgezet.

11.2	Rechten van schuldeisers en minderheidsaandeelhouders naar Nederlands recht

11.2.1	Op grond van artikel 2:316 lid 2 BW, kan, tot een maand na publicatie van dit Fusievoorstel, elke schuldeiser van Ahold die onvoldoende mogelijkheid tot verhaal heeft ten gevolge van de Fusie, Ahold verzoeken een waarborg te geven voor de nakoming van haar verplichtingen jegens die schuldeiser. Indien Ahold weigert een dergelijke waarborg te geven, kan die schuldeiser een verzoekschrift indienen bij de rechtbank Noord-Holland, locatie Haarlem (Nederland), met vermelding van de waarborg die wordt verlangd. Voordat de rechter beslist, kan hij Ahold in de gelegenheid stellen een door hem omschreven waarborg te geven.

11.2.2	Op grond van artikel 2:322 BW kunnen wederpartijen van Ahold, tot zes maanden na de Effectieve Tijd, bij de rechtbank een vordering instellen tot ontbinding of wijziging van een overeenkomst met Ahold indien ten gevolge van de Fusie een dergelijke overeenkomst redelijkerwijs niet op dezelfde wijze kan worden afgedwongen als voorafgaand aan de Fusie.

11.2.3	De Nederlandse wetgeving kent geen specifieke regelingen voor de uitoefening van rechten van minderheidsaandeelhouders van de Fuserende Vennootschappen ten aanzien van de Fusie.

11.3	Door Ahold toe te kennen rechten of uit te keren schadeloosstelling aan personen of entiteiten die, anders dan als aandeelhouder, een bijzonder recht hebben jegens Delhaize, zoals een recht op een uitkering van winst of tot het nemen van aandelen

Hierbij wordt verwezen naar Bijlage 1 met betrekking tot de Regeling Delhaize- Aandelentoekenningen. Er bestaan jegens Delhaize geen andere bijzondere rechten in de zin van artikel 2:320 BW.

11.4	Rechten van schuldeisers en minderheidsaandeelhouders naar Belgisch recht

11.4.1	Rechten van schuldeisers naar Belgisch recht

Op grond van artikel 684 jo. artikel 772/1 W.Venn. kunnen schuldeisers van Delhaize en schuldeisers van Ahold zekerheid eisen voor hun vorderingen die zijn ontstaan vóór bekendmaking in de Bijlagen bij het Belgisch Staatsblad/Annexes du Moniteur belge van de notariële akte waarmee de Fusie van kracht wordt, zulks uiterlijk binnen twee maanden na deze bekendmaking. Ahold, waaraan de vordering zal zijn overgedragen, en, al naargelang het geval, Delhaize, kunnen deze rechtsvorderingen afweren door de schuldvordering te voldoen tegen haar waarde na aftrek van het disconto. Indien geen overeenstemming wordt bereikt of indien betaling aan de schuldeisers uitblijft, wordt het verzoek voorgelegd aan de voorzitter van de bevoegde rechtbank van koophandel van het rechtsgebied waar de schuldenaar zijn statutaire zetel heeft. Die zal bepalen of zekerheid dient te worden gesteld, waarbij een termijn zal worden bepaald waarbinnen deze zekerheid dient te worden verstrekt, al naargelang het geval, tenzij hij/zij beslist dat geen zekerheid hoeft te worden gesteld, gelet op de waarborgen en voorrechten van de schuldeiser of gelet op de solvabiliteit van Ahold. Indien de zekerheid niet binnen de bepaalde termijn wordt gesteld, wordt de vordering onverwijld opeisbaar.

11.4.2	Gevolgen van de Fusie voor de bestaande Belgische en Amerikaanse obligaties

(i)	Belgische obligaties

In de voorwaarden van twee series door Delhaize uitgegeven obligaties, d.w.z. de 4,25% obligaties voor particuliere beleggers van EUR 400.000.000 met einddatum 19 oktober 2018 en de 3,125% obligaties voor institutionele beleggers van EUR 400.000.000 met einddatum 27 februari 2020 (de “Belgische Obligaties”), wordt bepaald dat een geldig besluit tot ontbinding van Delhaize ingevolge die voorwaarden een wanprestatie vormt. Aangezien de Fusie zal leiden tot de overdracht aan, en aanvaarding door, Ahold van alle rechten en verplichtingen en rechtsverhoudingen van Delhaize en de daarop volgende ontbinding (zonder vereffening) van Delhaize op de Effectieve Tijd, kan niet worden uitgesloten dat bepaalde houders van Belgische Obligaties van mening zullen zijn dat de goedkeuring van de Aandeelhouders van Delhaize om tot de Fusie over te gaan een wanprestatie uitmaakt dat hen het recht geeft om terugbetaling à pari van de door hen gehouden Belgische Obligaties te verzoeken. Delhaize zal de houders van de Belgische Obligaties derhalve verzoeken om (i) afstand te doen van deze mogelijke wanprestatie en, met het oog op de nieuwe structuur, (ii) waar nodig de voorwaarden van de Belgische Obligaties door vergaderingen van obligatiehouders te wijzigen. De eerste vergaderingen van obligatiehouders staan voor januari 2016 op de agenda, derhalve voordat de buitengewone algemene vergadering van Aandeelhouders van Delhaize plaatsvindt, zodat zeker wordt gesteld dat de enkele goedkeuring van de Aandeelhouders van Delhaize voorafgaand aan de daadwerkelijke implementatie van de Fusie niet als zodanig een wanprestatie ingevolge de Belgische Obligaties vormt. Indien tijdens de eerste vergaderingen van obligatiehouders niet het vereiste quorum wordt behaald, wordt (worden) de tweede vergadering(en) van obligatiehouders in februari 2016 bijeengeroepen. Ingeval de goedkeurende meerderheid tijdens de vergaderingen van obligatiehouders niet meer dan een derde van de uitstaande obligaties vertegenwoordigt, dienen de besluiten van obligatiehouders door het Brusselse hof van beroep te worden gehomologeerd.

(ii)	Amerikaanse obligaties

De 6,50% senior notes met einddatum in 2017, de 5,70% senior notes met einddatum in 2040 en de 4,125% senior notes met einddatum in 2019 (elk van hen onderworpen aan het recht van New York en uitgedrukt in USD) (de “Amerikaanse Obligaties”) zullen na de Fusie door Ahold op zich worden genomen. Voor deze overname is geen goedkeuring van de houders van de Amerikaanse Obligaties vereist.

11.4.3	Rechten van minderheidsaandeelhouders naar Belgisch recht

De Belgische wetgeving kent geen specifieke regelingen voor de uitoefening van rechten van minderheidsaandeelhouders van de Fuserende Vennootschappen ten aanzien van de Fusie.

11.4.4	Beschikbaarheid van informatie over rechten van schuldeisers en minderheidsaandeelhouders

Volledige informatie over de rechten van schuldeisers en minderheidsaandeelhouders kan worden verkregen bij het vestigingsadres van Ahold en Delhaize overeenkomstig artikel 772/7, onder c) W.Venn.

12	Verslagen van de Raden van Bestuur van de Fuserende Vennootschappen

12.1	De Raad van Bestuur van Ahold heeft overeenkomstig artikel 2:313 lid 1 en artikel 2:327 BW een verslag opgesteld en zal dit verslag publiceren (toelichting bij het fusievoorstel) en de Raad van Bestuur van Delhaize zal overeenkomstig artikel 772/8 W.Venn. een verslag opstellen en publiceren (bestuursverslag bij het fusievoorstel), waarin voor elk geval onder meer de juridische, sociale en economische aspecten van de Fusie worden uitgelegd en de methoden waarmee de Ruilverhouding is vastgesteld.

12.2	De bestuursverslagen van Delhaize en Ahold zullen op de website van Delhaize en Ahold (www.delhaize.com en www.ahold.com) beschikbaar worden gesteld. Tevens kan op het adres van Delhaize en Ahold een gedrukt exemplaar hiervan worden verkregen.

13	Verslagen van onafhankelijke deskundigen

13.1	Overeenkomstig artikel 2:328 BW heeft de Raad van Bestuur van Ahold PwC, vertegenwoordigd door Peter van Mierlo, aangewezen om het Fusievoorstel te onderzoeken en het in artikel 2:328 lid 1 BW bedoelde verslag uit te brengen. Artikel 2:333g BW is niet van toepassing.

13.2	PwC is aangewezen om overeenkomstig artikel 2:328 lid 2 BW een tweede verslag aan Ahold uit te brengen. Dit verslag van PwC wordt aan het verslag van de Raad van Bestuur van Ahold (toelichting bij het fusievoorstel) gehecht.

13.3	Overeenkomstig artikel 772/9 W.Venn. heeft de Raad van Bestuur van Delhaize Deloitte, vertegenwoordigd door Eric Nys, opdracht gegeven een verslag over het Fusievoorstel op te stellen.

13.4	Beide verslagen van de onafhankelijke deskundigen van Delhaize en Ahold zullen op de website van Delhaize (www.delhaize.com) en die van Ahold (www.ahold.com) beschikbaar worden gesteld. Tevens kan op het adres van Delhaize en Ahold een gedrukt exemplaar hiervan worden verkregen.

14	Overige informatie

14.1	Overleg met de ondernemingsraad

De ondernemingsraad van Delhaize is over de Fusie geïnformeerd en geconsulteerd. Ahold heeft geen ondernemingsraad op het niveau van Koninklijke Ahold N.V.

14.2	Bodemattesten

14.2.1	In totaal zijn 101 bodemattesten door de Openbare Afvalstoffen Maatschappij voor het Vlaamse Gewest en 32 bodemattesten door het Brussels Instituut voor Milieubeheer afgegeven. Deze attesten zijn respectievelijk als Bijlage 6 en Bijlage 7 aan dit Fusievoorstel gehecht.

14.2.2	Ahold erkent hierbij dat zij naar behoren over de inhoud van de bodemattesten is ingelicht. Voor zover nodig verbindt Ahold zich ertoe in de Nederlandse notariële akte van grensoverschrijdende Fusie tot effectuering van de Fusie onherroepelijk afstand te doen van elke mogelijke vordering tot nietigverklaring op grond van artikel 101, 102 tot en met 115, en 116 van het Vlaams Decreet van 27 oktober 2006 betreffende de bodemsanering en de bodembescherming en op grond van artikel 12, 13, § 1, 17, §§ 1 en 2, en 76 van de Ordonnantie van het Brussels Hoofdstedelijk Gewest van 5 maart 2009 betreffende het beheer en de sanering van verontreinigde bodems.

15	Interne goedkeuringen

15.1	Goedkeuring van dit Fusievoorstel door de Raden van Bestuur van de Fuserende Vennootschappen

15.1.1	De Raad van Bestuur van Ahold heeft het Fusievoorstel goedgekeurd tijdens een rechtsgeldig bijeengeroepen vergadering op 17 december 2015. Het Fusievoorstel zal door alle leden van de Raad van Bestuur van Ahold worden ondertekend.

15.1.2	De Raad van Bestuur van Delhaize heeft het Fusievoorstel goedgekeurd tijdens een rechtsgeldig bijeengeroepen vergadering op 18 december 2015. Het Fusievoorstel zal door alle leden van de Raad van Bestuur van Delhaize worden ondertekend.

15.2	Goedkeuring van dit Fusievoorstel door de Raad van Commissarissen

De Raad van Commissarissen heeft dit Fusievoorstel goedgekeurd tijdens een rechtsgeldig bijeengeroepen vergadering op 17 december 2015. Dit Fusievoorstel zal door alle leden van de Raad van Commissarissen worden ondertekend.

15.3	Voorstel tot besluit om de Fusie overeenkomstig dit Fusievoorstel te effectueren

15.3.1	Op grond van artikel 2:317 lid 1 en artikel 2:331 BW en artikel 772/11 W.Venn. zal respectievelijk aan de buitengewone algemene vergaderingen van aandeelhouders van Ahold en aan de buitengewone vergadering van Aandeelhouders van Delhaize worden voorgesteld te besluiten tot Fusie overeenkomstig dit Fusievoorstel.

15.3.2	De in bovenstaand artikel 15.3.1 bedoelde buitengewone algemene vergaderingen van aandeelhouders worden niet eerder gehouden dan het moment waarop door Ahold een verklaring van de rechtbank van Noord-Holland, locatie Haarlem (Nederland), is verkregen dat geen schuldeiser op grond van artikel 2:316 BW binnen de verzetstermijn voor schuldeisers van één maand tegen de voorgenomen Fusie in verzet is gekomen of, indien dergelijk verzet wel is gedaan, dat dit verzet is ingetrokken of de opheffing van het verzet uitvoerbaar is.

16	Deponering

16.1	Nederland

16.1.1	Dit Fusievoorstel, het in bovenstaand artikel 13.1 bedoelde verslag van PwC en de (overige) in artikel 2:314 lid 1 BW bedoelde documenten zullen bij het Nederlandse handelsregister van de Kamer van Koophandel worden gedeponeerd.

16.1.2	Dit Fusievoorstel, de in artikel 12 bedoelde verslagen, de in artikel 13 bedoelde verslagen van de onafhankelijke deskundigen en de goedgekeurde jaarrekeningen of andere financiële overzichten van elk van de Fuserende Vennootschappen van de afgelopen drie boekjaren (met inbegrip van de accountantsverklaringen bij deze overzichten) tezamen met de jaarverslagen over de laatste drie boekjaren van de Fuserende Vennootschappen alsmede het Splitsingsvoorstel zullen overeenkomstig artikel 2:313 en 2:314 BW op het adres van Ahold ter inzage worden neergelegd voor de aandeelhouders, obligatiehouders, houders van bijzondere rechten en werknemersvertegenwoordigers, of in elektronische vorm aan hen beschikbaar worden gesteld.

16.1.3	De buitengewone algemene vergaderingen van aandeelhouders van de Fuserende Vennootschappen, waar zal worden verzocht te besluiten de Fusie overeenkomstig dit Fusievoorstel goed te keuren, worden niet eerder gehouden dan het moment waarop (i) de verklaring van de lokale rechtbank te Haarlem (Nederland) is verkregen dat geen schuldeiser op grond van artikel 2:316 BW tegen de voorgenomen Fusie in verzet is gekomen of, indien dergelijk verzet wel is gedaan, een verklaring dat dit verzet is ingetrokken of de opheffing van het verzet uitvoerbaar is en (ii) de verklaring van het Nederlandse handelsregister van de Kamer van Koophandel is verkregen dat alle in artikel 16.1.1 hiervoor genoemde documenten gedurende een periode van ten minste één maand zijn neergelegd.

16.1.4	Een aankondiging van de hiervoor genoemde deponeringen (voor registratie) en neerlegging zal in de Nederlandse Staatscourant en een Nederlands landelijk verspreid dagblad (Het Financieele Dagblad en NRC Handelsblad) worden gepubliceerd.

16.2	België

16.2.1	Een exemplaar van dit Fusievoorstel zal overeenkomstig artikel 772/7 W.Venn. ter griffie van de bevoegde rechtbank van koophandel te Brussel worden neergelegd en in de Bijlagen bij het Belgisch Staatsblad/Annexes du Moniteur belge worden gepubliceerd.

16.2.2	Dit Fusievoorstel, de in artikel 12 bedoelde verslagen, de in artikel 13 bedoelde verslagen van de onafhankelijke deskundigen en de goedgekeurde jaarrekeningen van elk van de Fuserende Vennootschappen van de afgelopen drie boekjaren (met inbegrip van de accountantsverklaringen bij deze jaarrekeningen) tezamen met de jaarverslagen over de laatste drie boekjaren van de Fuserende Vennootschappen, en de tussentijdse rekeningen zullen overeenkomstig artikel 772/10, § 2 W.Venn. op de zetel van Delhaize ter inzage worden neergelegd voor de aandeelhouders, obligatiehouders, houders van bijzondere rechten en werknemersvertegenwoordigers, en zullen in elektronische vorm beschikbaar worden gesteld.

16.2.3	De buitengewone algemene vergaderingen van aandeelhouders van de Fuserende Vennootschappen, waar zal worden verzocht te besluiten de Fusie overeenkomstig dit Fusievoorstel goed te keuren, worden niet eerder gehouden dan zes weken na neerlegging en publicatie van dit Fusievoorstel in de Bijlagen bij het Belgisch Staatsblad (Annexes du Moniteur belge).

17	Overige bepalingen

17.1	Dit Fusievoorstel is in het Nederlands, Frans en Engels opgesteld. De inhoud van deze drie taalversies is identiek, afgezien van het feit dat de inhoud in drie verschillende talen is opgesteld. De inhoud van dit Fusievoorstel is door de Fuserende Vennootschappen in de Engelse taal besproken en overeengekomen. In geval van afwijkingen in de uitleg van de tekst als gevolg van de vertaling prevaleert de Engelstalige versie van dit Fusievoorstel.

17.2	De bijlagen bij dit Fusievoorstel maken integraal onderdeel uit van dit Fusievoorstel.

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handtekeningenpagina’s volgen

There are six (6) signed original copies of this Merger Proposal. One (1) original will be deposited in the files of Delhaize at the clerk’s office of the competent Commercial Court of Brussels, one (1) original will be filed with the Dutch Trade Register of the Chamber of Commerce and two (2) originals will be kept at the registered offices of each of Ahold and Delhaize.

Il y a six (6) copies originales signées du présent Projet de Fusion. Un (1) original sera gardé dans les dossiers de Delhaize au greffe du tribunal de commerce compétent de Bruxelles, un (1) original sera déposé au Registre du Commerce néerlandais de la Chambre de Commerce et deux (2) originaux seront gardés aux sièges sociaux de chacune de Ahold et Delhaize.

Er zijn zes (6) ondertekende originele exemplaren van dit Fusievoorstel. Eén (1) origineel zal worden bewaard in het dossier van Delhaize op de griffie van de bevoegde rechtbank van koophandel te Brussel, één (1) origineel zal worden neergelegd bij het Nederlandse Handelsregister van de Kamer van Koophandel en twee (2) originelen zullen worden bijgehouden op de zetels van zowel Ahold als Delhaize.

The management board of Koninklijke Ahold N.V.:

	/s/ A.D. Boer		/s/ J. Carr
Name:	A.D. Boer	Name:	J. Carr

/s/ J.E. McCann
Name:	J.E. McCann

The supervisory board of Koninklijke Ahold N.V.:

	/s/ J.H.M. Hommen		/s/ R.F. van den Bergh
Name:	J.H.M. Hommen	Name:	R.F. van den Bergh

	/s/ D.R. Hooft Graafland		/s/ M.G. McGrath
Name:	D.R. Hooft Graafland	Name:	M.G. McGrath

	/s/ B.J. Noteboom		/s/ S.M. Shern
Name:	B.J. Noteboom	Name:	S.M. Shern

/s/ D.C. Doijer
Name:	D.C. Doijer

The board of directors of Delhaize Group NV/SA:

	/s/ Claire Babrowski		/s/ Jacques de Vaucleroy
Name:	Claire Babrowski	Name:	Jacques de Vaucleroy

	/s/ Patrick De Maeseneire		/s/ Elizabeth Doherty
Name:	Patrick De Maeseneire	Name:	Elizabeth Doherty

	/s/ Mats Jansson		/s/ Dominique Leroy
Name:	Mats Jansson	Name:	Dominique Leroy

	/s/ Bill McEwan		/s/ Jack L. Stahl
Name:	Bill McEwan	Name:	Jack L. Stahl

	/s/ Johnny Thijs		/s/ Baron Vansteenkiste
Name:	Johnny Thijs	Name:	Baron Vansteenkiste

/s/ Shari L. Ballard
Name:	Shari L. Ballard

Schedules I Annexes I Bijlagen

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated;

the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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